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03050479

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Swiss Reinsurance Co

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**FORMER NAME

**NEW ADDRESS

PROCESSED MAY 20 2003 THOMSON FINANCIAL

FILE NO. 82- 4248 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 5/8/03

Swiss Re



Annual Reporting 2002

Annual Report 2002
Business Report

Annual Report 2002
Financial Statements

Sustainability Report 2002

ARIS
12-31-02 03 APR 29 AM 7:21

Swiss Re



Sustainability Report 2002

03 APR 29 AM 7:21

Photographic section

Cover page and page 10

Support social progress

As part of a RiverSmart project, school-children in New York State learn hands-on about local water quality. Through one of its Sharing Solutions sponsoring initiatives, Swiss Re has enabled this US awareness building campaign, which shows communities what they can do to protect their rivers and watersheds.

139th Annual Report 2002
Sustainability Report

Contents

Executive statement

A commitment to act responsibly is firmly embedded in Swiss Re's Corporate Philosophy and includes adopting a broad, long-term business outlook. Sustainability – preserving social and ecological capital while producing economic value added – has therefore become ever more important.

If unchecked, the depletion of natural resources and growing social instability will eventually have consequences for all businesses. For a reinsurer, however, addressing some of the present unsustainable development patterns assumes added significance: where resources are overused and social cohesion is under threat, society will experience new kinds of risk. That is why proactively analysing and understanding any such risk, in order to develop methods of mitigating it, is a strategic task for Swiss Re.

Therefore, part of our corporate responsibility lies in actively contributing to the gradual transformation towards a sustainable society. We have already moved some way along this road and can clearly see the long-term strategic benefits of this commitment to sustainability, nevertheless its actual implementation into our daily business is a challenging process.

For this reason, we are cooperating with other, like-minded companies in the financial sector to share experiences and define best practices. At last year's UN World Summit on Sustainable Development in Johannesburg, we published a CEOs' and Chairmen's statement together with ten partner companies, which aims to clarify the role which the industry can play in the transition towards sustainable development: it is best described as that of a facilitator and a driver.

To ensure our efforts make a real and tangible contribution to the cause of sustainability, we are also engaged in an ongoing dialogue with various stakeholders. On the basis of this exchange, we have singled out two issues as being of high priority for our business: climate change and water. They form part of our *Top Topics* programme, a formal process that is designed to capture relevant, issue-specific knowledge across the company. In the present Sustainability Report we seek to demonstrate how both the climate change and the water issue affect our whole business.

In recognition of the conflicts that often exist between the long-term strategic sense a commitment to sustainable development makes and immediate business pressures, we also describe the "business case for sustainability" with concrete examples to show how adhering to sustainability principles can have a direct positive impact on our business.

In sum, we know from first-hand experience that implementing sustainability in daily business is an ongoing challenge and process. But we are convinced that it will bring long-term rewards. We have therefore taken care to translate our Corporate Philosophy into clear and binding principles, which form part of our corporate ovenance and compliance framework. Formally integrating the sustainability perspective in our business is further expanding our expertise in dealing authoritatively with risk – and this, after all, is our core competency.



John R. Coomber
Chief Executive Officer



Bruno Porro
Chief Risk Officer,
Chairman of the Steering Committee
Sustainability

Corporate governance and sustainability

Sustainability means the preservation of ecological and social capital, which, along with Swiss Re's own economic capital, provide the basis for the firm's very existence as a corporation. Taking a broad, long-term business perspective, Swiss Re strives to balance economic, social and ecological value creation.

Group Code of Conduct and Sustainability Mission Statement

Through the definition of a *Sustainability Mission Statement* and its inclusion in the Group Code of Conduct, Swiss Re has embedded the sustainability principle in its corporate governance. This formally links short-term and long-term value creation and ensures the ongoing application of sustainability to management processes, business decisions and communications: [CSR 1[1]]



Timescale
Stakeholders
short-term
long-term
Corporate Governance
Financial Resources
Corporate Philosophy
Code of Conduct
Human Resources
Natural Resources
Corporate Sustainability Management
Shareholders
Suppliers
Clients
Employees
Communities
NGOs

Supplementary information at www.swissre.com/sustainabilityreport: Presentation by Prof. Peter Forstmoser, Chairman of the Board

"Endeavouring to create long-term value, Swiss Re is committed to the principle of sustainability. Accordingly, we generate economic wealth which maintains ecological and social impacts at a level that enables future generations to meet their own needs."

Supplementary information at www.swissre.com/sustainabilityreport:
Full text of Sustainability Mission Statement

[1] SPI-Finance performance indicator on corporate social responsibility philosophy (see Glossary)

Sustainability management

Management set-up

As stated in the Sustainability Mission Statement, Swiss Re's employees are expected to "take collective responsibility for sustainable development". The management set-up reflects this philosophy while, at the same time, providing clear leadership, coordination and accountability.

An integrated organisation
The most important elements of Swiss Re's sustainability management are the divisional executive teams, the Sustainability Management Officers and the Steering Committee Sustainability. The divisional executive teams constitute the top tier of management in each of the divisions and have strategic responsibility. Each executive team nominates a Sustainability Management Officer, who represents the division on the Steering Committee Sustainability, the main supervisory body at Group level. Under the guidance of their respective Sustainability Management Officers, the project teams of the business groups and the Corporate Centre are charged with implementation. The unit known as Group Sustainability Management in the Corporate Centre is responsible for process management at Group level and the coaching of the divisional initiatives. Together these elements form an integrated organisation, which is responsible for defining sustainability-relevant business processes, shaping strategy, the reviewing and reporting process and exchanging know-how. [CSR 2[2]]

Relevant processes and minimum criteria
From the inception of Swiss Re's original environmental management programme in 1998, care has been taken to establish which business processes are really relevant from an environmental and, increasingly now, social point of view. Certain processes were assigned a priority status and a set of *minimum criteria* was then developed for each of them. The processes judged to be relevant for the whole Group are: strategic planning, reporting, controlling, internal and external communication, training, knowledge management and internal environmental management. The minimum criteria for these, and for the division-specific processes (such as marketing, client services, product development, underwriting, risk analysis and claims handling) ensure a basic quality standard throughout the Group. They also create transparency because they determine the structure of reporting.

[2] SPI-Finance performance indicator on corporate social responsibility organisation (see Glossary)

Sustainability management
(continued)

Strategic action plans
Each of the divisional executive teams is responsible for developing the specific sustainability management set-up that best suits the division's market needs and priorities. Building on the minimal criteria set by the Group, the executive team is then responsible for developing its own strategy for continuous improvement. For this purpose, it draws up annual action plans, setting clear objectives and targets. Strategic leadership is provided by the division's Sustainability Management Officer.

Reviewing and reporting
As the bodies that define divisional sustainability strategy, the executive teams are also responsible for reviewing and reporting. Led by its Sustainability Management Officer, each division carries out an annual review of its progress, sets new targets and reports to the Steering Committee Sustainability, which assesses and evaluates the divisions' reports and makes corresponding proposals.

Sharing know-how and best practices
One important feature of Swiss Re's decentralised sustainability management is that it enables a variety of strategies and approaches to be tried out, supporting the search for best practices. To facilitate this vital exchange of know-how and experiences, a virtual platform, the Team Room Sustainability, has been set up, which can be accessed by the sustainability management team members. It records all relevant information concerning the implemen-tation of the Group's sustainability initiative.

Outlook

Presently, ten teams with more than 60 active members are involved in integrating sustainable development principles into the daily business activities of their respective lines. Next steps will include:

- To further develop the business case for sustainability in alliance with different initiatives or institutes such as the *World Business Council for Sustainable Development* (WBCSD), *IMD's Corporate Sustainability Management* (IMD-CSM) and *The Sustainability Forum Zurich* (TSF).
- To consider integrating sustainability-relevant goals into the divisions' balanced scorecards.
- To roll out the new Group Code of Conduct.

Supplementary information at www.swissre.com/sustainabilityreport: Review of implementation

Reinsurance

Swiss Re's sustainability management impacts the reinsurance business in two ways: by contributing to risk management and underwriting policies and to the development of new products. Accordingly, this section of the Sustainability Report is divided into two main parts: best practices and innovation.

Best practices

Two crucial preconditions for successful risk management and underwriting are *knowledge* and *guidance*. Personal and professional training (see "Stakeholder relations" section), formal Group-wide knowledge expert networks and a set of binding guidelines and procedures, such as the Group Code of Conduct and the Reinsurance Guidelines, all contribute to Swiss Re's long-established expertise.

Knowledge

a) Non-life business
The principal vehicle to generate and spread knowledge on best environmental underwriting, risk management, claims handling and product development practices is the formal *Environmental Risk & Underwriting Knowledge Network*. In 2002, the following activities supported this purpose:

- After successful information workshops in Armonk, Paris and Zurich in 2001, a regional launch event was held in Munich in early spring 2002 jointly with Swiss Re's *Catastrophic Perils Network*.
- In September 2002, Swiss Re's fourth worldwide *Environmental Underwriting Workshop* addressed such issues as recent regulatory developments, the insurability of ecological damage and the definition of environmental loss.
- Frequent use was made of the "ask the network" function, which answers questions related to emerging environmental risk issues. Most of the questions submitted dealt with legislation and insurance solutions.

Today the network's members represent all non-life reinsurance divisions. They comment on topic-relevant developments and set the strategic focus of the network's research and services. Legislative developments in Europe, such as the proposal for a new EU Directive on Environmental Liability, were of particular interest in 2002.

b) Life and health business
Swiss Re introduced Internet-based training for its life and health clients, reducing the need for staff to travel to deliver "basic level" training. Current projects include critical illness (covering definitions, risk management and claims) and an introduction to life underwriting. The modules were widely used by clients in English-speaking countries, and plans exist to develop versions in other languages.

The business case for sustainability: reinsurance

Directors' and Officers' (D&O) insurance protects board members and senior management against professional liability. As the probability of legal obligations to reduce greenhouse gas emissions rises, there is a risk that a company's failure to address compliance could create personal liability for its directors and officers. The shareholder value of a non-compliant company is likely to drop, and shareholders might directly sue board members and senior executives. Swiss Re's Greenhouse Gas Risk Solutions unit and D&O underwriting (both of the Financial Services Business Group) were quick to identify this new kind of risk and have jointly developed a questionnaire to evaluate companies' policies on climate change. The feedback helps underwriters to assess the quality of a risk. In the case of a bad risk, Swiss Re will first try to sensitise the respective client to the potential GHG exposure. But if necessary precautions or measures are not taken, an exclusion could ultimately be introduced to address that particular case.

Reinsurance
(continued)

Guidance

Swiss Re's environmental risk underwriters apply standardised risk assessment procedures as set out in the underwriting guidelines [INS 1 [3]]. The Environmental Liability Department (ELD) in the US, for example, which manages the Group's largest environmental insurance portfolio, uses the following market specific guidelines:

- Referrals/commercial general liability: risks are evaluated with the help of public databases containing complete records of materials used, quantities, hazards associated with the materials, accidents and releases, permits, and discharges and excesses. The unit also has a subscription to an environmental risk management database in case further, more specific information is needed.
- Facultative business and special acceptances: risks are submitted by the primary underwriter, together with the underwriter's own assessment of risks and mitigating factors and an environmental risk assessment made by an environmental consultant. All materials used, transmitting channels (air, water, soil) and exposed organisms are evaluated. The company's management, operational and loss history, and exposure to outside influences are all assessed.
- Treaty business: only clients with dedicated environmental consulting departments are considered for support. Their staff must have science, engineering or environmental backgrounds and their risk assessment processes must match the criteria described above. Loss histories are analysed, and large losses and their frequencies are reported and reviewed to discern trends.

Innovation

One of Swiss Re's primary goals in implementing sustainability is to identify market opportunities and develop new products to mitigate environmental and social risks. The following examples describe such initiatives.

Greenhouse Gas Risk Solutions (GHGRS)

Top Topic: climate change

The brief of the GHGRS unit, established in April 2001, is to assess risks and generate opportunities emanating from national or international emission reduction regulations, such as the *UK Emissions Trading Scheme* (operational as of April 2002), the *EU Emissions Trading Scheme* (expected to come into force in 2005) and the *Kyoto Protocol* (ratification expected for 2003, first commitment period 2008–2012).
In response to these developments, an increasing number of companies are actively reducing their emission levels. The following insurance-specific business opportunities have been generated and are being developed further:

- GHGRS is developing a prototype pooling solution for clients, ie a guarantee based upon the physical success of an offset project as well as a clearing solution that will assist in the "over-the-counter" trading activity that constitutes the emissions trading market today. The guarantee will cover non-delivery due to specifically named hazards or triggering events unique to each individual transaction.
- The unit is also working with a prominent wind-turbine manufacturer to develop an insurance solution that would extend the warranty on its products.
- The *Emissions Market Development Group (EMDG)*, a joint venture Swiss Re is involved in, completed its market study and decided to continue the project in the form of a pilot portfolio consisting of nine GHG emission reduction sellers. Following the recent European Union decision to implement a GHG trading system, EMDG has decided to pursue the goal of having its common carbon credit unit accepted under the EU scheme.

[3] SPI-Finance performance indicator on underwriting policy (see Glossary)

Innovation initiative in Europe
In Europe, an initiative was launched to encourage employees to think up innovative ideas for integrating sustainability into Swiss Re's business. A number of promising ideas were generated, which are being followed up with the aim of developing them into value-adding solutions.

Life and health (L&H)

- *Evidence-based ratings*: Swiss Re's ongoing research will enable experts to ensure that the cost of insurance is assessed as objectively as possible for all individuals, by using the latest medical evidence. Swiss Re's aim is to build up a globally consistent reference framework for these decisions. Evidence-based ratings can be expected to improve the industry's position with regard to anti-discrimination legislation in various countries.
- *Rehabilitation*: Swiss Re supported a cooperative project between the British government and the insurance industry to motivate more disabled people to return to work. It hosted a multi-disciplinary conference on vocational rehabilitation, summarised the conference findings and initiated discussions with the government. [INS 4[4]]

Outlook

Building upon Swiss Re's competence in providing risk transfer solutions that contribute to the mitigation of environmental and greenhouse-gas-related exposures and the achieved external awareness, next steps will include:

- To promote more widespread operational use of the *Environmental Risk & Underwriting Knowledge Network*.
- To follow up on product and service innovation initiatives in non-life and life and health business.
- To research the impact of environmental changes (such as climate change) on morbidity and mortality.

[4] SPI-Finance performance indicator on insurances with high social benefit (see Glossary)

RiverSmart: a Sharing Solutions initiative to protect water quality

As part of Swiss Re's Sharing Solutions initiative, River Network, a leading US conservation organisation, launched a national public education campaign called RiverSmart. It helps raise awareness of the many things communities can do to help protect rivers and drinking water quality.




adidas

Until recently, US pollution control focused primarily on point sources – sewage pipes and industrial outflows. Yet the leading cause of water pollution in America is non-point source: chemical and waste runoff from lawns, roads and parking lots in urban areas, or fields and feedlots in rural areas.







River Network is a national organisation helping more than 4 000 grass-roots conservation groups protect their local rivers and watersheds. One project focuses on the Manor Kill stream in the Catskill Mountains, source of 90% of New York City's unfiltered drinking water. Schoolchildren learn hands-on about water quality, sampling the stream's chemical, physical and biological characteristics.



Swiss Re has identified water quality and availability as a growing concern for society. By enabling RiverSmart, it helps people understand that they too can make a difference, preventing pollution in their own homes and backyards.

Asset management

Asset management is a core function of the reinsurance business, a fact which is clearly reflected in Swiss Re's core competencies. In line with the Sustainability Mission Statement, efforts to implement sustainability have been extended to asset management. As early as 1996, Swiss Re's Asset Management Division started to build up an eco-portfolio. This includes direct investments in small pioneering companies, as well as indirect investments through funds or investment companies with an environmental or sustainability focus.

In addition to equity investments, sustainability considerations play an important role in Swiss Re's real estate assets.

Swiss Re's portfolio of direct investments in the sustainability field is largely made up of private equity, but it also includes some investments in small publicly traded companies which meet a set of sustainability criteria. At the end of 2002, direct investments amounted to a cost value of CHF 40.2 million. German-based *Solar-Fabrik AG* was the only new investment made in 2002. In terms of industry composition, the portfolio is divided into five main segments.

Breakdown of portfolio by industry

Industry	Number	Investment total (in CHF millions) (at cost price)	% of portfolio
Solar energy	4	10.8	26.9
Recycling and waste disposal	2	5.0	12.4
Integrated raw material production	1	7.0	17.4
Production of biodegradable products	2	9.7	24.1
Pest management (organic)	1	7.7	19.2
Total	10	40.2	100.0

Top Topic: climate change

Four of the portfolio's companies, accounting for more than a quarter of its total value (at cost price), are involved in solar energy. Since man-made climate change is mainly caused by the burning of fossil fuels, renewable forms of energy will be indispensable in abating it. Solar energy is one of the cleanest forms of power and, although at present it is still too expensive, it holds huge commercial promise in the long run.

MINERGIE® standard in construction[5]

MINERGIE® is a Swiss quality label awarded by the cantons of Zurich and Berne to new, as well as refurbished, buildings that meet a set of strict requirements concerning all-round comfort and energy consumption. In the revised *Energy Mission Statement* issued in March 2001, Swiss Re made a commitment to conform with the MINERGIE® standard wherever technically and economically feasible.

Top Topic: climate change

The MINERGIE® concept combines energy efficiency, the use of renewable energy and high levels of comfort and economy. These characteristics are made possible by good thermal insulation, an impermeable building envelope and controlled air renewal. Compared with buildings that merely comply with the current Swiss regulations, MINERGIE®-certified buildings consume about 60% less energy. By minimising the amount of energy consumed in its buildings, Swiss Re makes a direct contribution to reducing greenhouse gas emissions. Furthermore, construction costs may be only 10% higher than for buildings meeting conventional requirements.

During 2002, three large-scale residential and office building projects received the MINERGIE® label and, at the end of the year, the MINERGIE®-certified energy reference area owned by Swiss Re totalled 135 116 m^2, up from 92 325 m^2 in the previous year. Swiss Re is thus the leader in Switzerland and, in recognition of its efforts, was awarded the *Special Prize for Good Building 1995–2001* by the City of Zurich in January 2002. This serves as proof that high architectural quality and sustainable building need not be mutually exclusive.

Outlook

The main focus will be on further supporting the management of Swiss Re's eco-portfolio. Next steps will include:

- To make assessments (ratings) on companies' sustainability performances easily available and accessible for equity portfolio managers.
- To identify and tap relevant internal and external sustainability expert networks contributing to the consolidation of the eco-portfolio.

The business case for sustainability: asset management

Private equity or venture capital investments provide funds for small, innovative start-up companies. Swiss Re regards technologies and products that make a positive contribution to value creation while preserving natural resources as innovations with large market potential, and therefore invests directly in such sustainability pioneers. A sizeable proportion of the start-ups can be expected to fail, but the profits generated by success stories are usually enough to outweigh these losses. Even in the difficult year 2002, a second company of the portfolio successfully completed its initial public offering: *Precious Woods AG*, a Swiss-based company engaged in sustainable forestry in Central and South America. Its shares have been traded on the SWX Swiss Exchange since 18 March 2002 and, at the end of the year, were quoted at CHF 2.50 above their initial price of CHF 60, thereby clearly outperforming the market.

[5] www.minergie.ch

Internal environmental management

Swiss Re causes environmental impacts in its daily business operations. Although these are on a much smaller scale than those of an industrial company, the principle of sustainability requires that economic value be created while preserving ecological capital. Through its internal environmental management (IEM), Swiss Re has made a clear commitment to minimising these impacts. The overall goals are directly based on the Sustainability Mission Statement and include:

- The continual improvement of internal environmental performance through the efficient use of natural resources.
- Regular monitoring and documentation of compliance with environmental regulations.
- Reduction of operating expenses through the efficient use of resources and the regular revision of work processes.
- Encouraging global cooperation and exchange of know-how.

Organisation and implementation

The IEM Group strategy defines how these goals are to be achieved. It focuses on the most important environmental aspects of Swiss Re's internal operations: energy, business travel, supplier management and procurement and, finally, waste disposal and recycling. Implementation follows the philosophy of "worldwide but locally driven": the overall strategic objectives are defined by the IEM Centre of Competence in Zurich, but the quantitative goals and targets are set individually in the local IEM strategies, taking into account the varying social and legal environments, real estate situations and local climate conditions.

To encourage local initiative and responsibility, IEM's organisation was decentralised in 2002: regional implementation of IEM strategy is now coordinated by "IEM Centres" at Armonk, Hong Kong, London and Rome. Together with the Centre of Competence in Zurich they constitute the Core Team that guides the further implementation of best practices.

Top Topic: climate change

Both energy use and business travel, two of the four principal areas addressed by Swiss Re's internal environmental management, are directly related to climate change. To cut greenhouse gas emissions per employee, especially CO_2, is one of the overriding goals for both areas. CO_2 output is regularly monitored at Group level (see table below), but, in line with the IEM philosophy, concrete targets are set by the business locations.

CO_2 emissions, Swiss Re Group

CO_2 emissions	kg/employee 2001	Share in % 2001	kg/employee 2002	Share in % 2002	Data quality[1]
Power[2]	2 835	44.6	**2 440**	**43.7**	medium
Heating oil (extra light)	91	1.4	**74**	**1.3**	medium
Natural gas	665	10.5	**647**	**11.6**	medium
Business travel	2 761	43.5	**2 422**	**43.4**	medium
Total	6 352	100.0	**5 583**	**100.0**	

[1] Scale for data quality: low – medium – good – very good
[2] Swiss power mix for London and Zurich, UCPTE power mix for all other business locations

Comment:

- The considerable reduction in overall CO_2 emissions per head caused through power consumption (minus 13.9%) was achieved because Swiss Re in London switched to renewable energy.

Core issues 2002

Sharing knowledge

The perception of environmental and social aspects varies among the various locations of Swiss Re's large IEM network. Sharing knowledge and best practices is therefore the key challenge in keeping this worldwide initiative going. It was addressed with the following measures:

- *IEM knowledge network:* this network on Swiss Re's intranet was launched in autumn 2001. By the end of 2002, it was being used by more than 90 IEM experts. All relevant environmental aspects are covered with case studies, internal documents and indicators.
- *Building bridges between Swiss Re's business locations:* IEM Zurich regularly held multipoint videoconference meetings with the various business locations to pass on advice and share experiences. At the fourth *IEM Group Workshop* in October 2002, participants from 12 Swiss Re business locations discussed the current state of implementation, the sharing of experiences and IEM's decentralisation.
- *Publication on internal environmental management:* in May 2002, IEM Zurich published the internal publication *Ecological Sustainability at Swiss Re – practiced on a daily basis*[6]. It puts the spotlight on four principal IEM topics at Swiss Re – buildings, energy, purchasing and business travel – and describes the main problems and challenges and efforts made to deal with them.

Supplier management

A second issue preoccupying IEM in 2002 was supplier management. Plans to facilitate and harmonise local supplier management are under way: the purchasing guideline developed by IEM Zurich to regulate internal procurement processes is to be adapted for use at Group level, while a new Group Policy for Supplier Relations will set general standards for Swiss Re's suppliers. [SUP 1, SUP 2[7]]

Awards for good internal environmental management

Some of the locations were presented with awards for their efforts in implementing IEM.

The Facilities Management Team at Swiss Re House in London won the following awards:

- *Corporation of London Clean City Award Chairman's Cup – Premier Award* (January 2002)
- *Corporation of London Liveable City Award* (February 2002)
- *Swiss Re Sustainability Award* (August 2002)
- *Corporation of London Clean City Award – Special Commendation Platinum Award* (December 2002)

The Armonk location was honoured in May 2002 by the US Environmental Protection Agency (EPA) as a leading member of the *Commuter Choice Leadership Initiative*[8]. This is a voluntary programme for US employers offering their employees commuter benefits that meet the national standard of excellence. Swiss Re was deemed to offer a variety of commuting options that make a real contribution to easing congestion and improving air quality.

Outlook

By the end of 2002, IEM had been set up at the 18 largest Swiss Re business locations worldwide[9]. These locations represent more than 91% of Swiss Re's workforce, around 6% more than in the previous year. Next steps will include:

- To broaden communications: provide support for IEM locally and at Group level, eg by involving experts from communications to emphasise the benefits of IEM.
- To explore public-private partnerships: cooperating with governmental or other public-sector initiatives focusing on the efficient use of natural resources.

---

[6] The publication is available at www.swissre.com.
[7] SPI-Finance indicators on screening of major suppliers and on supplier satisfaction (see Glossary)
[8] *www.commuterchoice.gov*
[9] IEM locations 2002: Amstelveen, Armonk, Bangalore, Calabasas (US), Hong Kong, Johannesburg, London, Madrid, Manchester (US), Mexico City, Munich, New York, Paris, Rome, Singapore, Sydney, Toronto P&C, Toronto L&H, Zurich

Stakeholder relations

Swiss Re's stakeholders are all groups of people and institutions with whom it enters into a relationship on the basis of its business and its commitment to corporate responsibility. They include its workforce, shareholders, clients, local communities, NGOs and various institutions with whom Swiss Re cooperates in supporting social progress and driving forward sustainability. This section of the Sustainability Report focuses on Swiss Re's relationship with its workforce and with various "civil society" stakeholders. [CSR 6[10]]

Internal stakeholders: workforce

Swiss Re's employees are the company's most valuable asset. It is their commitment, know-how and integrity that sustain the Group's performance. In today's competitive and constantly changing markets, this is increasingly demanding and can at times be stressful. Swiss Re is therefore fully committed to providing its employees with a working environment and the personal and professional development opportunities that allow them to cope with these demands and find satisfaction in their work.

Working environment
Swiss Re has introduced a range of progressive working conditions in recent years, such as teleworking, flexible annual working hours, part-time work, job-sharing, flexible pension schemes, retirement preparation seminars, unpaid leave for parenthood and training. These are complemented by features such as new and renovated company buildings that conform to the best environmental and comfort standards (such as MINERGIE®), ergonomically designed workplaces and a healthy diet at its staff restaurants. Swiss Re also addresses "soft issues" such as addiction prevention and provides in-house counselling (in Zurich), work-life balance training courses and stress seminars. In addition, Diversity Management in Zurich helps to find day-care places, and twice a year organises a week of activities for employees' children during the official school holidays.

In March 2002, Swiss Re's holistic commitment to health promotion was recognised when it came first in the large corporations category of the *Zurich Award for In-house Health Promotion*.

Personal and professional development
Swiss Re's development culture is based on a partnership between the company and the individual. The company actively encourages employees to develop skills and capabilities linked to its core values and business strategy, and provides the requisite opportunities through on-the-job training, in-house training programmes or external courses.

In 2002, more than 42 000 training days were provided by the company, meaning that, on average, each employee spent five days on personal and professional development.

Swiss Re's personal and professional development landscape covers six major training categories. Within four of these, specialised training courses are offered for sustainability aspects.

Group training programmes: these mainly deal with strategic issues and include the *Senior Managers'*, *Senior Professionals'* and *Professionals'* programmes and the core modules for the *International Graduate Programme*. In 2002, 356 employees, or 4% of the total headcount, participated in one of these programmes. Of those, more than 50 took part in special sessions focusing on sustainability issues.

[10] SPI-Finance performance indicator on stakeholder dialogue (see Glossary)

People management/leadership development: this type of training aims to equip Swiss Re's managers with the leadership, social and multicultural skills required for managing the challenging team projects that are the norm today. In 2002, more than 1 100 employees participated in training of this nature.

Technical training: this category comprises a wide variety of training initiatives designed to provide a sound basis of professional knowledge. In 2002, more than 350 technical training courses were held. They included the following courses on sustainability management:

- *Basic Environmental Risk & Underwriting* and *Advanced Environmental Risk & Underwriting* courses offered in London and Zurich. Based on the good feedback received, efforts are being made to further raise awareness for these courses.
- *SONAR*[11] workshops, where 35 internal experts were trained in methods of systematically screening notions which can be associated with emerging societal, environmental, economic and technological risks.
- Within Americas Division alone, more than 90 casualty and property underwriters participated in training on environmental exposures.

Business competence training: this type of training is intended to help staff improve the skills required to carry out core functions such as marketing and client relationships, interpersonal and team communications and languages. It also includes the *Welcome on Board* course for new employees in Zurich, in which more than 300 participants learned about Swiss Re's commitment to sustainability.

All in all, more than 500 employees, or 6% of the total headcount, took part in training on sustainability-related issues during 2002. An additional 200 employees took part in a series of seminars and presentations on emerging environmental and social risks and opportunities.

Compensation

Swiss Re's compensation philosophy is to reward individual performance in a fair and transparent way and to encourage its employees to become shareholders by the following means: [INT 5[12]]

- *Equity compensation in Swiss Re – Swiss Re bonus shares*
  Employees can choose to receive their bonus in cash or shares (or a mix). This choice is rewarded by uplifting the amount taken in shares by 25%. The holding period for the shares is four years.
- *Swiss Re stock options*
  The Swiss Re stock option plan is a long-term incentive that allows key people to participate in its future. Swiss Re awards stock options to those key employees whose performance and leadership assessment indicate strong future performance at higher levels throughout the organisation. The vesting period of the options is four years, the exercise period six years.
- *Swiss Re Employee Participation Plan (EPP)*
  Employees are able to save up to 10% of their annual base salary (up to a maximum of CHF 20 000), to acquire Swiss Re shares on preferential terms. Enrolment in the EPP is on an annual basis. All permanent Swiss Re employees (both full- and part-time) are eligible to participate in the EPP. In 2002, 63% of all eligible employees participated.

External stakeholders

Publications

Swiss Re's publications form a crucial part of its business: they provide in-depth analysis on the nature of specific risks and make this information available to decision-makers and the public. In this way, they help Swiss Re's clients to add value to their business, enabling them to better anticipate economic, legal and societal trends.

[11] "Systematic Observation of Notions Associated with Risks" is a personalised information system for early risk perception.
[12] SPI-Finance performance indicator on bonuses fostering sustainable success (see Glossary)

Stakeholder relations
(continued)

In 2002, several new publications on emerging sustainability issues were released, including the one described below[13]:

Top Topic: water

The publication *The water factor* argues that clean drinking water has become increasingly scarce as a result of continuing pollution, depletion of global water resources, a rapidly increasing world population and growing demand for potable water. This trend has disastrous consequences for health and nutrition, threatening business development as much as the natural environment.
The management of water as a natural resource thus has an immediate impact on the insurance sector – both as a risk and an opportunity. The risks lie primarily in the area of liability. But, as water shifts from being a public commodity to a commercial product, the development of new insurance concepts, and investment potential also offer new business opportunities.
The publication advocates broad-based strategies to correct the present situation and to assess the implications of different actions in water management. By providing information, and through its activities in risk management and financial services, Swiss Re is contributing to this process.

Sponsoring: Sharing Solutions
Swiss Re places high importance on supporting the communities in which it operates, fostering solid relationships with these stakeholders and raising awareness of its commitment to sustainability. [SOC 1[14]]

Sharing Solutions is Swiss Re's way of acting as a good corporate citizen, be it through various philanthropic or topic-related initiatives, corporate and employee-matching donations or employee volunteerism. As Walter B. Kielholz, Vice Chairman of the Board of Directors, put it, "Sharing Solutions is our way of sharing the best of all human endeavour". With its sponsorship commitments, Swiss Re strives to go beyond providing funds, by contributing specialists and organisational know-how to its partnerships.

The photographic section on pages 10 and 11 portrays the RiverSmart[15] campaign in the US, one of Swiss Re's Sharing Solutions initiatives.

Top Topics: climate change and water

Several sponsorships aim to raise awareness of global climate change and of access to, and conservation of, clean drinking water resources. They fall into the following categories: humanitarian, educational, research/science and culture. During 2002, Swiss Re actively participated in more than ten climate- and water-related initiatives, which were carefully evaluated with the help of internal and external specialists, in line with its sponsoring philosophy.

Memberships
Swiss Re is an active member of several national and international industry groups and multi-stakeholder-based projects which contribute to the development and promotion of industry-specific sustainable business practices. They include:

Financial Sector Project of the World Business Council for Sustainable Development (WBCSD)[16]
"Integrating sustainable development into our business is a prerequisite for the continuous success of our companies, as well as for creating long-term shareholder value." This was one of the main conclusions drawn by eleven WBCSD member companies from the financial sector, including Swiss Re[17]. Together, they presented a position paper at the *World Summit on Sustainable Development (WSSD)* in Johannesburg, arguing that the financial sector is a driver for sustainable development rather than an executor of change. This position was the result of extensive stakeholder dialogue. Walter B. Kielholz, then CEO of Swiss Re, was among the chief executives and board members who signed a corresponding statement.

[13] The publications are available at www.swissre.com.
[14] SPI-Finance performance indicator on charitable contributions (see Glossary)
[15] www.riversmart.org
[16] www.wbcsd.org
[17] Signatories include ABN-AMRO, Allianz Group, Deutsche Bank, Gerling, ING, Monte dei Paschi di Siena, Rabobank Group, Sompo Bank, Storebrand, Swiss Re and UBS.

Top Topic: climate change

Climate Change Working Group of the UNEP Finance Initiatives[18]: Swiss Re continued to chair this partnership involving the United Nations Environment Programme and 295 financial institutions. *Climate Change and the Financial Services Industry*, a report commissioned by the working group's members, was launched at the Swiss Re Greenhouse Gas Conference in Rüschlikon in October and a few weeks later at COP-8 in Delhi. The report contains a blueprint for action, designed to galvanise the financial services industry into addressing the problem of climate change more directly. It also aims to assist governments in creating framework conditions that encourage the development of new climate-related products.

National and international dialogue
Swiss Re initiated or supported several national and international symposiums and stakeholder dialogue platforms which addressed environmental, climate and sustainability management aspects by promoting best practices. With its Rüschlikon Centre for Global Dialogue[19], Swiss Re is able to provide a platform for sharing insights and developing solutions for water- and climate-related risks (see section of the Business Report).

Swiss Re shares preferred in sustainability funds

Swiss Re again received high rankings from research and rating companies such as Centre Info/SIRI (B+), DJSI ("sector leader") and Innovest ("sector leader"). The most important rating reports are available on Swiss Re's website[20]. The number of traceable Swiss Re shares held in sustainability funds of ecologically and/or socially conscious investors has steadily increased over the last three years.

Outlook

As a result of the efforts made to date, Swiss Re's experts are increasingly being invited to contribute to the development of sector-specific standards and management practices with regard to sustainability. To continue the mutually beneficial stakeholder relations, next steps will include:

- To establish a Group policy on societal accountability.
- To maintain an open dialogue with major stakeholders to learn about their expectations and to share views and knowledge.
- To further establish the Swiss Re Centre for Global Dialogue at Rüschlikon as a platform for stakeholder dialogue.

The business case for sustainability: stakeholder relations

Swiss Re's ongoing risk analysis suggests that water is going to be a pivotal issue, not only for society, but also for the insurance industry. Global water resources are being depleted and increasingly polluted, creating new liabilities in the process. Swiss Re is committed to promoting awareness of the water issue amongst its clients, shareholders and employees.
Last year, it launched the International *RE-Source Award for Sustainable Watershed Management*[21] to support promising watershed management projects from the planning and evaluation stages through to implementation. The first award, worth USD 100 000, attracted 105 entries from around the world. Together with other topic-related activities, the award strengthened Swiss Re's position as a credible and competent provider of risk-specific know-how. Representatives from the company are increasingly being invited to join initiatives that aim to prevent or reduce water-related risks. This gives Swiss Re the opportunity to shape risk-mitigating measures such as liability directives and industry safety standards, so that future risks remain insurable, even though their complexity is increasing.

---

[18] unepfi.net. Members of the working group include Andlug Consulting, Citigroup, Corporacion Andina de Fomento, Dresdner Bank AG, Gerling Sustainable Development Project GmbH, Munich Reinsurance Company, Prudential, SAM Sustainable Asset Management and Swiss Re.
[19] www.ruschlikon.net
[20] www.swissre.com/investorrelations
[21] www.swissre.com/resource

Glossary

Global Reporting Initiative (GRI)

The first global framework for sustainability reporting. Swiss Re has been observing its development closely and, in response, has been involved in the development of the EPI-Finance and SPI-Finance indicators, the latter of which is linked to the GRI framework.
→ www.globalreporting.org

Group Code of Conduct

The core document outlining the basic legal and ethical compliance principles and policies Swiss Re applies on a global basis. It incorporates practical guidance and examples for deciding the appropriate course of action and for solving ethical dilemmas, thus governing its employees' everyday business behaviour. It is embedded in the corporate governance framework and includes the Sustainability Mission Statement.
→ "Corporate governance and sustainability" section

Social Performance Indicators (SPI-Finance)

A set of indicators developed by a group of financial institutions, including Swiss Re, to describe their social performance. They have been proposed as a sector-specific supplement to the *Global Reporting Initiative.* The current report publishes a number of the suggested qualitative indicators. They are highlighted within its different sections.
→ www.spifinance.com

Steering Committee Sustainability (SCS)

The Group committee responsible for overseeing the application of Swiss Re's commitment to sustainability to management processes, business decisions and communications. It is chaired by the Group's Chief Risk Officer and includes the Sustainability Management Officer of each division and business group.
→ "Sustainability management" section

Top Topics

A number of topics that Swiss Re has identified as being of particular strategic relevance for its business. Dispersed knowledge about these topics is channelled through formal processes that run across the whole Group. Two of the seven actively managed Top Topics are climate change and water, thus directly touching on sustainability.
→ Special text boxes in the Sustainability Report and "Strategic landscape" section in the Annual Report 2002, Business Report*

* The web version of the Annual Report 2002, Business Report is available in English at www.swissre.com/annualreport.

Information

Contact address

Group Sustainability Management
Thomas Streiff
Telephone +41 43 285 6145
Fax +41 43 282 6145
E-mail Thomas_Streiff@swissre.com

Original version in English.

The Sustainability Report 2002 is also available in German and French.

The web version of the Sustainability Report 2002 is available in English at www.swissre.com/sustainabilityreport.

Swiss Re
One of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries, with more than 8 000 employees worldwide. Swiss Re is headquartered in Zurich, Switzerland and has been operating in the reinsurance business since its foundation in 1863.

"Profile" part of the Annual Report 2002, Business Report*

* The web version of the Annual Report 2002, Business Report is available in English at www.swissre.com/annualreport.

© 2003
Swiss Reinsurance Company
Zurich

Title
Sustainability Report 2002

Production and editing
Group Sustainability Management, Group Language Services

Design
Compostella & Perrot, Zollikon

Photographs
Markus Bühler/Lookat, Zurich

Lithography and print by
NZZ Fretz AG, Schlieren

Order no.
1490793_03_en

Property & Casualty, 3/03, 18 000 en

Sustainability Report 2002

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich
Switzerland
Telephone +41 43 285 2121
Fax +41 43 285 5493
publications@swissre.com

Swiss Re publications can
also be downloaded from
www.swissre.com

Swiss Re



Annual Report 2002
Business Report

03 APR 29 AM 7:21

News 2002

- 15% increase in premiums thanks to attractive market conditions
- Net loss of CHF 91 million in adverse financial environment
- Proposed reduction in dividend to CHF 1.00 per share
- Property & Casualty hit combined ratio target of 104%
- Life & Health return on operating revenues over 9% for fourth consecutive year
- Administrative costs declined despite strong growth of business

Key figures

CHF millions unless otherwise stated	2001	**2002**	Change in %
Group			
Gross premiums written	28 471	**32 685**	15
Premiums earned	25 219	**29 058**	15
Net income/loss	−165	**−91**	45
Earnings/losses per share in CHF	−0.57	**−0.29**	49
Dividend per share in CHF	2.50	**1.00***	−60
Shareholders' equity	22 598	**16 686**	−26
Return on investment	8.0%	**4.7%**	
Return on equity	−0.7%	**−0.5%**	
Number of employees	8 623	**8 287**	−4
– of which in Switzerland	2 831	**2 941**	4

*Subject to approval at the Annual General Meeting of 12 May 2003

CHF millions unless otherwise stated	2001	**2002**	Change in %
Property & Casualty			
Premiums earned	13 846	**15 059**	9
Combined ratio	124%	**104%**	
– excluding changes in equalisation reserves	128%	**104%**	
Life & Health			
Premiums earned	8 922	**11 275**	26
Operating revenues	12 310	**14 751**	20
Return on operating revenues	9.5%	**9.1%**	
Financial Services			
Premiums earned	2 451	**2 724**	11
Total revenues	3 801	**3 580**	−6
Return on total revenues	−24.5%	**−17.7%**	

Share performance

Market information as of 19 March 2003	
Share price in CHF	70.00
Market capitalisation in CHF million	21 727
Number of shares entitled to dividend	310 379 068

Performance	**1993–19 March 2003 (pa)**	**2002**
Swiss Re	12.8%	−44.9%
Swiss Performance Index	9.0%	−26.0%
DJ Stoxx Insurance Index	2.2%	−51.2%



Share price in CHF (logarithmic scale)
Annual performance in %
200
100
50
20
100
75
50
25
0
−25
−50
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
Swiss Re
Swiss Performance Index
DJ Stoxx Insurance Index

* Year to 19 March 2003

Swiss Re at a glance

Swiss Re – a global company

Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863.

Through its three business groups Property & Casualty, Life & Health and Financial Services, Swiss Re offers a wide variety of products to manage capital and risk. Traditional reinsurance products, including a broad range of property and casualty as well as life and health covers and related services, are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management.

Growth and diversification strategy since 1993

Premiums earned


CHF millions
30000
25000
20000
15000
10000
5000
0
9%
10%
10%
35% 39%
19% 15% 18% 20% 32% 31% 39% 38%
81% 85% 82% 80% 68% 69% 61% 52% 55% 52%
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
Property & Casualty
Life & Health
Financial Services

Net income/loss


CHF millions
3000
2500
2000
1500
1000
500
0
545 932 1101 1459 1777 2161 2446 2966 –165 –91
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Return on investment


10%
8%
6%
4%
2%
0%
6.6 6.1 6.8 7.0 7.4 8.5 8.8 9.7 8.0 4.7
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Return on equity


15%
12%
9%
6%
3%
0%
7.4 8.7 12.7 13.8 11.8* 11.3* 10.9 11.9 –0.7 –0.5
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

* Net income divided by average of shareholders' equity (1996 estimated)

The figures from 1993 until 1996 (1998 for return on investment) represent the previously applied accounting policy and the former Group structure.

Photographic sections

Swiss Re's knowledge and services find applications in many fields and countries around the globe. The photographs in this Annual Report show the diversity of real world situations to which Swiss Re is directly connected through its reinsurance business. It is a documentary approach, covering the application of Swiss Re's core competences through its guiding principles.

Be experts on capital and risk

Seismic retrofitting of the Bay Bridge, which sustained considerable damage from the 1989 earthquake in California. Just as retrofitting strengthens physical structures, innovative products such as catastrophe risk swaps can balance and strengthen clients' financial structures.

Base client relations on partnerships

This client is a global leader in agricultural processing, a field with its own particular physical and financial risks. The pictures show how Swiss Re helps this company maintain efficient control over a vast and complex operational structure.

Foresee the nature of risks

An insight into IBM's nanotechnology lab in Zurich, where researchers are creating atomic-based functional structures, revolutionising the future face of computing, engineering and medicine. Such technology. New risks: a challenge for Swiss Re's experts.

Maintain a global yet local perspective

Swiss Re's Asia Pacific headquarters are located in Hong Kong. The city's transportation system is an essential service for the island's seven million people. Risk management meetings and site inspections by the client, insurer and reinsurer help keep safety training and preparedness at optimum levels.

Offer excellence based on knowledge

On the island of Sardinia, where people live to a very old age, research is only beginning to reveal the genetic factors contributing to long life.

Bay Bridge, San Francisco. California Department of Transportation (Caltrans) inspector on site – walking on a suspension cable

139th Annual Report 2002
Business Report

Contents

For detailed information on financial statements and notes, please see Annual Report 2002 – Financial Statements.



Chairman and CEO letter

Fellow shareholders, colleagues, ladies and gentlemen

2002 produced a disappointing result for Swiss Re. Strong performance improvements in our property and casualty business were more than offset by asset impairments resulting from the decline in the world's equity markets, leading to an overall loss of CHF 91 million. This compared to a loss of CHF 165 million in 2001, which was of course severely impacted by the 11 September event. In view of this second consecutive year of incurring a loss, the Board of Directors will propose to the Annual General Meeting on 12 May 2003 a reduced dividend of CHF 1.00 per share.

The most significant item affecting the 2002 result was the decline in net realised investment gains/losses of CHF 3.2 billion due primarily to impairments on equities. In order to deal with the three-year decline in equity markets, Swiss Re has reduced its exposure to equities from over 30% in 2000 to less than 10% currently, net of hedges. In June 2002, we commenced a programme of hedging transactions which created a gain of CHF 576 million, offsetting part of the loss from impairments. Significantly lower interest rates also had a negative impact on current income from the fixed-interest portfolio. The poor performance of equity markets led to a charge to our life insurance portfolio of CHF 280 million in respect of guarantees on certain life policies in the US. Notable insurance losses included the summer floods in central and eastern Europe, which cost CHF 204 million, and claims arising from credit and risk solutions business written in prior years.

At the operational level, there were many pleasing developments in 2002. Net premiums earned rose to CHF 29.1 billion, an increase of 15% over the previous year. Importantly, administrative costs have declined despite the strong growth, as we achieved further operating efficiencies.

The Property & Casualty Business Group benefited from the effect of the hard market, delivering both strong growth and much improved earnings. The headline growth rate of 9% understates the actual progress achieved. Adjusted for currency exchange effects and business transfers (aviation and credit) to the Financial Services Business Group, the underlying increase was 19%. This growth was driven by higher premium rates and new business. At the same time, the business group met its target of a 104% combined ratio.

As expected, the Life & Health Business Group registered a strong increase in net premiums earned, 26%, due primarily to Lincoln Re and a continuation of robust organic growth in this sector. Despite absorbing



John R. Coomber
Peter Forstmoser
Walter B. Kielholz

provisions in respect of the Guaranteed Minimum Death Benefit contracts previously mentioned, it achieved a return on operating revenues in excess of 9% for the fourth consecutive year and continued to provide a stable earnings contribution.

The Financial Services Business Group increased its net premiums earned to CHF 2.7 billion, which represents an 11% rise. Adjusted for exceptional items, including the sale of NCM and the business transfers from the Property & Casualty Business Group, the increase was 31%. The result, a loss of CHF 633 million, is not satisfactory. Claims on contracts written in prior years and the decline in equity markets were the major factors contributing to the loss. Various measures have been undertaken during the last year to improve the efficiency and effectiveness of this business group, including the creation of a centralised credit risk management function and the consolidation of the private equity unit into wider asset management operations. We believe Financial Services is now well placed to benefit from the favourable business climate for its products.

The three-year decline in equity markets, coupled with the low inflation and low interest rate economic environment which now exists across the world, is having a profound effect on our business. Balance sheets for insurers and reinsurers have become stretched. With capital in short supply, available risk capacity is being exceeded by demand, leading to significant price increases. In addition, the prospect of low investment returns means that the industry no longer has the luxury of using investment income to offset or, as happened during the bull market of the 1990s, even overcompensate for underwriting losses. If insurers are to provide a proper reward to shareholders, the industry has to sustain or further increase prices, cut costs, tighten policy conditions, intensify its loss prevention measures, and achieve combined ratios below 100% on a regular basis.

The 2002/2003 renewals demonstrated that the property and casualty market is responding to this message with rate increases for Swiss Re averaging 10% on business renewed. Policy conditions are as critical as price in producing an attractive risk portfolio. Holding fast to our requirements in terms of both price and policy conditions has led to the cancellation or replacement of more than a quarter of the business available for renewal. However, this has been replaced by contracts with improved terms and by new business accounts.

Chairman and CEO letter
(continued)

Capital constraints have also impacted life clients, albeit to a lesser extent in the important US market. Swiss Re expects to continue the profitable development of its life reinsurance book.

Swiss Re last reduced its dividend in 1906, when earnings declined by 20% following the San Francisco earthquake. In respect of business year 2002, some 96 years later, the Board will reluctantly recommend the same action. Two consecutive years of loss, caused by the 11 September tragedy in 2001, and now in 2002 by an historic three-year decline in equity markets, have created the unsatisfactory situation whereby dividends must be paid out of retained earnings rather than current income. In these circumstances, the Board believes a reduction of the dividend is in line with Swiss Re's tradition of prudent financial management. Paradoxically, the events giving rise to this situation have produced exceptional opportunities for Swiss Re's core products, and it is clear that, in today's business environment, we can put capital to work on attractive terms. Although 2003 earnings may be impacted by a smaller asset impairment charge, we are optimistic regarding future earnings prospects.

On 1 January 2003, Walter B. Kielholz was succeeded as Chief Executive Officer by John R. Coomber. Walter B. Kielholz spent six highly successful years as CEO of Swiss Re; the Board of Directors thanks him for all his efforts. We are pleased that he will be Vice Chairman and Delegate of the Board of Directors, where he will continue to use his wide knowledge and experience to serve Swiss Re.

John R. Coomber has 30 years' experience in various management functions in the company, mostly in Life & Health but also as Head of the UK operations, including executive responsibility for property and casualty business. John R. Coomber was appointed to the Executive Board in April 1995 with responsibility for the Group's Life & Health Division and, in 2001, he became Head of the newly formed Life & Health Business Group. In June 2000, he became a member of the Executive Board Committee.

On 1 April 2003, Ann F. Godbehere will take over as Chief Financial Officer from John H. Fitzpatrick, who will become Head of the Life & Health Business Group on the same date. The fact that everyone involved in this reassignment of responsibilities was already employed at Swiss Re testifies to the depth of management talent available at the company.

Swiss Re has always considered good corporate governance an essential part of managing a successful company. Our corporate governance procedures are well established and include implementation of the relevant processes, rules and regulations and the requisite control measures. Our aim is to ensure that strong ethical and human values are central to our corporate culture. In this Business Report, we have devoted a large section to corporate governance: our reporting fully complies with the guidelines of the Swiss Exchange SWX, although it is somewhat more comprehensive.

At the next Annual General Meeting, we will propose Raymund Breu and John F. Smith, Jr. for election to the Board of Directors. Raymund Breu is chief financial officer and member of the Novartis executive committee; John F. Smith, Jr. is former chief executive officer and chairman of General Motors Corporation.

It is with great sadness that we inform you of the death of Ernesto Jutzi, a long-serving member of the Executive Board and Board of Directors, on 4 September 2002 at the age of 70. Mr Jutzi played a defining role in the development of our corporation; we will always remember him fondly.

We would like to extend our sincere gratitude to our shareholders for standing by Swiss Re during these difficult times and showing confidence in us. We will do our best to reward your loyalty through more positive results in the future. We also thank our clients for their trust and their productive partnership with us.

Finally, we would like to thank our employees, who have again dedicated themselves to the company over the past year; we are most sincerely grateful for their commitment. We are confident that our endeavours will return Swiss Re to its successful path.

Zurich, 27 March 2003



Peter Forstmoser
Chairman of the Board of Directors



John R. Coomber
Chief Executive Officer

Executive Board



1
2
3
4
5
6
7
8

This photograph was taken at the Rüschlikon Centre for Global Dialogue.

Overall responsibility	12 **John R. Coomber*** Chief Executive Officer
Corporate Centre	14 **Bruno Porro*** Chief Risk Officer Risk & Knowledge
Business groups	3 **Stefan Lippe*** Property & Casualty
Divisions/units	2 **Andreas Beerli** Americas 1 **Michel M. Liès** Europe 4 **Pierre L. Ozendo** Asia


9 10 11 12 13 14 15 16 17

13 **Rudolf Kellenberger***
Deputy Chief Executive Officer

11 **John H. Fitzpatrick***[1]
15 **Ann F. Godbehere***[2]
Chief Financial Officer
Finance

16 **Walter Anderau**
Communications &
Human Resources

17 **Yury Zaytsev**
Information, Processes &
Technology

12 **John R. Coomber***[1]
11 **John H. Fitzpatrick***[2]
Life & Health

7 **Jacques Aigrain***
Financial Services

10 **Jacques E. Dubois**
Deputy Head Life & Health
Business Group

9 **Chris C. Stroup**
Swiss Re Life & Health America

6 **Martin Albers**
Risk Solutions

8 **Giuseppe Benelli***
Chief Investment Officer
Asset Management

5 **Phillip Colebatch**
Advisory & Capital Markets

* Members of the Executive Board Committee
[1] until March 2003
[2] from April 2003

Strategic landscape

As a leading global reinsurer, Swiss Re strives to understand and anticipate market trends and developments in the capital and risk arena. Swiss Re's strategic landscape sets the direction for the Group and communicates its most important aspects to all stakeholders.

Philosophy and strategy

Swiss Re's *mission* is to be the leading authority in managing capital and risk for its clients. This means setting high standards in whatever the Group undertakes – from launching innovative products and services to disseminating specialist knowledge or building close partnerships with clients, business partners and other stakeholders. The company's competitive advantages are its superior expertise in the integrated management of capital and risk and its overall financial strength.

Swiss Re is fully committed to integrating sustainable development into its practices and aims to achieve the right balance between its economic, social and environmental impact.

Swiss Re's *core competencies* are defined by three essential business disciplines:

Risk transfer
Swiss Re identifies, evaluates, underwrites and diversifies risk in order to minimise the total capital cost of carrying such risk.

Risk finance
Swiss Re employs a wide array of products, from finite reinsurance to equity, using its knowledge and understanding of worldwide risk markets to finance risk retention.

Asset management
Swiss Re combines its analysis of insurance liabilities, its reinsurance products and its asset management skills to optimise the total return on financial assets.

Swiss Re's *guiding principles* direct the implementation of its core competencies in support of the long-term success of the company. Swiss Re's guiding principles are to:

- be experts on capital and risk;
- offer excellence based on knowledge;
- base client relations on partnerships;
- foresee the nature of risks;
- maintain a global yet local perspective;
- communicate clearly and openly; and
- support social progress.

Swiss Re's stated *strategic goals* are to:

- be the global market leader in property and casualty and life and health reinsurance;
- be the premier provider of capital, risk and asset management solutions in business-to-business financial services, with a specific focus on insurance and other financial institutions;
- deliver attractive returns to shareholders while maintaining top financial strength and credit ratings; and
- be a global company built on teams with unrivalled risk and capital expertise, professionalism and commercial insight.

From strategy to action: Target Matrix and Group Balanced Scorecard

The implementation of the strategy is reinforced through clear financial targets – expressed in the Target Matrix – and a new Group Balanced Scorecard, which includes non-financial objectives.

Target Matrix

Business group	Key figures	Average target 2003 to 2005
Property & Casualty	Combined ratio	98%
	Premium growth	8%
Life & Health	Return on operating revenues	9%
	Operating revenues growth	7%
Financial Services	*Premium business:*	
	Combined ratio	95%
	Premium growth	7%
	Fee business:	
	Return on total revenues	15%
	Total revenue growth	10%
Group	Return on investment	5%
	Return on equity	12%

The *Target Matrix*, revised in March 2003, sets financial goals for the individual business groups and for the Swiss Re Group. Each business group is measured against a profitability and a growth target. These are accompanied by a return on investment target for Asset Management and an expected return on equity.

Swiss Re developed a *Group Balanced Scorecard* during 2002 to enhance implementation and communication of its strategy. The Balanced Scorecard is a framework to evaluate the Group's strategy from four aspects: *financials*; *clients*; *internal*; and *people and knowledge*.

By identifying and communicating shared strategic priorities, the Balanced Scorecard ensures the alignment of individual initiatives with Group goals. The Balanced Scorecard also improves the understanding of how Swiss Re is performing against set objectives by focusing attention on measuring the implementation of the strategy.

Top Topics

Building on its strategy, its commitment to sustainability and its strong research and communication capabilities, Swiss Re has set up a formal "Top Topics" process to identify, analyse and communicate topics that influence the company's business activities and corporate values. In doing so, the company actively shapes its current and future business and social environment.

A selection of Top Topics for 2002

On the issue of *terrorism*, Swiss Re has formulated and communicated a clear position on the need for a joint effort from the (re)insurance industry and governments to address this risk exposure. New underwriting guidelines have been implemented, threat scenarios have been analysed and a socio-political risk research unit has been established.

In addition to publishing a *sigma* study devoted to property and casualty cycle management, Swiss Re distributed an internal publication and presentation: *The Insurance Cycle as an Entrepreneurial Challenge*. These helped enhance internal and external awareness of the cyclical nature of property and casualty business, as well as of the importance of managing the cycle by anticipating cyclical turns and actively adjusting capacities.

On the subject of *convergence*, the Financial Services Business Group has compiled a handbook providing detailed suggestions for improving capital efficiency. Conference speeches, media articles and other communication activities have confirmed Swiss Re's global leadership in this area.

In the field of *sustainability*, stakeholder dialogue on water quality and availability has been carried on through an international conference at the Rüschlikon Centre for Global Dialogue and through the publication of two focus reports. The publication *Opportunities and Risks of Climate Change* also attracted broad public and media attention. Swiss Re continues to evaluate systematically the business opportunities arising from implementation of the Kyoto agreement, such as trading solutions for greenhouse gas emission rights.

Swiss Re has intensified its research efforts on *mortality trends*, focusing on epidemics. Its communication efforts have been directed at short-term shocks to the general improvement in mortality trends (including epidemics) and the challenges these may pose to life insurers.

Catastrophe risk swap: new structures balance the risk portfolio

Swiss Re and Tokio Marine arranged the largest-ever risk swap, lowering their respective peak risks. USD 550 million of Japanese earthquake and typhoon risks were exchanged with California earthquake, Florida hurricane and European windstorm risks. This transaction, made possible through recent advances in risk modelling technology, means a more balanced basket of risks for both partners, thus enhancing their use of capital.

Every time an earthquake strikes, society learns how to improve construction technology. Existing buildings can also be brought up to current standards through earthquake-resistant reinforcement and seismic isolation retrofitting, thus preserving structures that have become familiar landmarks or have historical value.



Bridges are particularly exposed to natural catastrophes: the Bay Bridge in San Francisco was damaged in the 1989 Loma Prieta event. Following recent advances in research and technology, California Department of Transportation is conducting a seismic upgrade of the Bay Bridge, which involves strengthening the columns with steel casing, increasing supports and extending hinge units.

Economic environment

As a significant institutional investor, the insurance and reinsurance industry is affected by the financial environment, which was unfavourable for the third year in a row in 2002. The decline in stock market values meant that many insurers, particularly those in Europe, suffered losses on their equity portfolios. Cash flows from underwriting for the industry, however, rose in 2002 and are likely to be higher in 2003.

After the marked economic slowdown that affected the US, Japan, and the euro zone in 2001, all three major economic zones showed an increase in economic activity during the first half of 2002. The expansive monetary and fiscal policy adopted after 11 September 2001 prevented a major slump, particularly in the US. During the second half of 2002, however, economic growth slowed across the globe. Inflation was restrained, and long-term interest rates continued to decline.

In addition, 2002 saw major turbulence in the financial markets, rising oil prices and a series of geopolitical crises, each of which had a lasting effect on investor and consumer confidence.

The stock markets experienced heavy losses stemming from political uncertainty, particularly the worldwide concern over further terrorist attacks and the possibility of war in Iraq. In addition, distrust of certain accounting practices at some corporations caused equity markets to fall further, strengthening general scepticism about future economic growth prospects.

Difficult times for the insurance industry

In the aftermath of 11 September 2001, insurers in the OECD countries, particularly those in Europe, continued to experience difficulties due to economic conditions and the state of the financial markets in 2002. The decline of stock market values meant that many European insurers,

Real GDP growth and CPI inflation (percentage change against previous year)

	Real GDP growth			CPI inflation		
	2000	2001*	2002*	2000	2001	2002*
OECD	3.6	0.6	1.5	2.5	2.4	1.6
US	3.8	0.3	2.4	3.4	2.8	1.6
Euro zone	3.5	1.4	0.8	2.3	2.6	2.1
Japan	2.8	0.3	0.0	–0.8	–0.7	–0.9

* Estimates

Interest rates 1980–2002 (10-year government bonds)


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
France
Germany
Japan
Switzerland
UK
US
Source: Datastream

Stock markets 1988–2002 (logarithmic scale)



1 000
500
100
50
20
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
France (MSCI France)
Germany (DAX 30)
Japan (Nikkei 225)
Switzerland (SMI)
UK (FTSE 100)
US (DJ Industrials)
Source: Datastream

who were heavily invested in equities, suffered losses on their asset portfolios, whereas their US competitors suffered from high corporate bond default rates.

European insurers weathering a financial storm

Swiss Re's *sigma* study (10/2002) estimates that non-life insurers worldwide have lost about USD 180 billion since the beginning of 2001, equivalent to 25–30% of insurers' equity. This ratio may be even higher in Europe, where insurers tend to hold a greater proportion of equities than in other regions. The life insurance industry fared no better, although it is hard to judge the exact amount of shareholder funds lost by European life companies due to profit-sharing schemes with policyholders. Life insurers were also hit by a substantial decline in so-called "bonus reserves". This reduced the attractiveness of with-profits products and put a drag on potential business expansion.

Stock market turbulence made 2002 another year of very low profitability for insurers in both sectors, as well as for reinsurers. This is reflected in the market performance of their shares, which has been extremely weak during the past 12 months. The financial distress faced by insurers is also reflected in various rating agency downgrades.

Bright spots

Preliminary data suggest that premium growth in the primary non-life markets remained healthy, at over 5%. Technical profitability had already shown improvements during 2001, a trend which continued in 2002. US-reported underwriting results improved across the board, although this cyclical upswing was overshadowed by substantial strengthening of reserves among several larger insurers. In western Europe, revenue growth and its related improvement in underwriting results were less pronounced.

In a very positive development, the life sector seemed to pick up again in 2002, after having suffered a decline in 2001. In the US, demand for variable life and annuity products shifted to fixed-income products, while in Europe growth was supported by a steady demand for private pension products.

Reinsurance: short on capacity, but profiting from improving underwriting conditions

The squeeze on reinsurance capacity continued in 2002, due to the unfavourable financial market conditions, to which were added – particularly in the US – a strengthening of reserves and the re-emergence of the asbestos liability crisis. The overcapacity of the soft market phase during the late 1990s turned into a hard market in 2001/2002, which is expected to remain over the coming years.

Key milestones

Year 2002

26 February
Successful 2002 renewals and solid outlook
Swiss Re reported successful 2002 renewals, with a substantial improvement in prices and conditions.

13 March
Man-made losses take on a new dimension
Swiss Re's *sigma* study revealed that man-made and natural catastrophes had claimed more than 33 000 lives worldwide in 2001. At USD 34.4 billion, the burden on property insurance from catastrophe losses was extremely high – with an estimated USD 19 billion incurred by property and business interruption losses arising from the 11 September 2001 event.

10 April
Swiss Re's 2001 result
Swiss Re's 2001 result was impacted primarily by the terrorist attack of 11 September 2001. The final result for 2001 was a net loss of CHF 165 million.

25 April
International conference on sustainable water management
International leaders in water policy, the Swiss government and Swiss Re discussed solutions for improving the use of water resources as well as the policy framework and best-management practices for sustainable water management. Swiss Re sponsored World Vision's "Agua é Vida" and RiverSmart.

6 May
Annual General Meeting
The 138th Swiss Re Annual General Meeting approved a dividend of CHF 2.50 per share, unchanged from the previous year. The shareholders also confirmed the proposed nominees for the Board of Directors: Oswald J. Grübel and Bob Scott.

10 July
Phillip Colebatch joins Swiss Re's Executive Board
Swiss Re's Board of Directors appointed Phillip Colebatch to the company's Executive Board, effective 10 September 2002. Mr Colebatch also serves on the Executive Team of Swiss Re's Financial Services Business Group as head of its capital markets and advisory activities.

12 July
Life & Health's 2001 embedded value
Swiss Re's Life & Health Business Group recorded a 35% increase in its embedded value, to CHF 17.6 billion in 2001, due, in large part, to the acquisition of Lincoln Re.

12 July
Swiss Re receives go-ahead for China reinsurance licence
Swiss Re received regulatory authorisation to prepare for branch operation in China. The approval by the China Insurance Regulatory Commission (CIRC) covers both property and casualty and life reinsurance; it will enable Swiss Re to extend its worldwide presence to China, where it will establish underwriting and related capabilities.

17 July
Publication on climate change: learning to harness the risks and opportunities
The climate has changed visibly, tangibly and measurably. The Swiss Re publication *Opportunities and Risks of Climate Change* shows that the focus should also be on the non-obvious dangers of extreme meteorological phenomena.

18 July
Swiss Re obtains risk protection of USD 255 million through an innovative securitisation
Swiss Re received a four-year protection against a series of natural catastrophe risks from PIONEER 2002 Ltd. The proceeds will serve to replenish Swiss Re's capital should any of the specified natural catastrophes occur. The protection has been increased to USD 334 million by the end of 2002.

14 August
Swiss Re creates US Advisory Board
Swiss Re established a US Advisory Board to provide advisory and consultative services to Swiss Re America Holding Corporation and its US subsidiaries.

29 August
Swiss Re's 2002 half-year result
Swiss Re's net premium income rose 16% in the first half of 2002 to CHF 13 836 million. Net income was CHF 118 million, compared to CHF 1 345 million in 2001. Due to the equity market decline in 2002 and during the first half-year, Swiss Re recorded impairment charges of

CHF 917 million. Firming non-life rates and better conditions led to the Property & Casualty Business Group's combined ratio improving to 106%.

9 October
Swiss Re *sigma* study: non-life insurance industry to face a time of lasting capacity shortage
Swiss Re's *sigma* study outlined the trends in the major non-life insurance markets: the need for improved underwriting results persists in an environment of shrinking insurance capacity and diminished investment prospects. Further price increases were to be expected for the coming years.

23 October
Baden-Baden Conference: Swiss Re hosts media event focused on insurability of floods and catastrophe reinsurance
At this important annual reinsurance industry meeting, Swiss Re concluded that reinsurers should enter the 2003 renewal season with a "back-to-basics" approach to natural catastrophe underwriting. Among the key issues addressed were the latest developments in the global reinsurance market and the insurance of flood-related risks.

30 October
Resolution of dispute with Lincoln National Corporation
Swiss Re resolved its dispute with Lincoln National Corporation related to the December 2001 acquisition of Lincoln Re. In keeping with earlier statements, Swiss Re confirmed that the resolution had a favourable effect on Swiss Re's financial position and results of operations.

11 November
Swiss Re appoints John R. Coomber as Chief Executive Officer
The Board of Directors appointed John R. Coomber as Chief Executive Officer of Swiss Re, effective 1 January 2003. John R. Coomber was Head of Swiss Re's Life & Health Business Group. Walter B. Kielholz became Vice Chairman of the Board of Directors, from 1 January 2003. John H. Fitzpatrick, Swiss Re's current Chief Financial Officer, will succeed John R. Coomber as Head of the Life & Health Business Group as of 1 April 2003.

13 November
Swiss Re *sigma* study: robust growth for third party asset management as insurers seek to bolster investment performance
Swiss Re's *sigma* study predicted robust growth for the outsourcing by insurance companies of their asset management operations. The study estimated that the combined markets for third party asset management in the US and Europe would grow by an average of 10% per year over the next decade.

25 November
Investors' meeting about Financial Services Business Group
A meeting was held in Rüschlikon to discuss the Financial Services Business Group's vision and the added value it delivers; this takes the form of complementing the Group's traditional business and diversifying its earnings base, while sharing the same core competencies and clients.

10/11 December
Swiss Re hosts annual Economic and Insurance Industry Forum in London and New York
The events offered perspectives on economic performance in 2002 and provided forecasts for 2003. Attendees were Swiss Re clients and members of the international media.

19 December
Swiss Re appoints Ann F. Godbehere as Chief Financial Officer (CFO)
The Board of Directors appointed Ann F. Godbehere as CFO of Swiss Re, effective 1 April 2003. Ann F. Godbehere is CFO of Swiss Re's Property & Casualty Business Group until 31 March 2003.

Year 2003 to date

26 February
2003 renewals successful; 2002 heavily impacted by impairment charges due to continued deterioration of equity markets
Swiss Re reported highly successful January renewals, continuing the previous year's trend towards substantial improvements in both pricing and conditions. Swiss Re disclosed that it expected to report a 2002 loss due to increased impairment charges. In view of the second consecutive year of loss, and to maintain the company's long tradition of prudent financial management, the Executive Board proposed a reduced dividend to the Board of Directors.

Group results

Swiss Re incurred a net loss of CHF 91 million in 2002, compared with a net loss in the prior year of CHF 165 million. This loss was primarily due to the impact of impairment charges caused by the decline in equity markets, which offset improvements in property and casualty reinsurance, and the absence of an event such as 11 September 2001.

Net premiums earned increased by 15.2% to CHF 29.1 billion. Excluding the impact of the sale of NCM and the effect of the stronger Swiss franc, the increase was 25.7%.

The Property & Casualty Business Group reported net premiums earned of CHF 15.1 billion. Adjusting for currency-exchange effects and the transfer of the credit and aviation business to the Financial Services Business Group, the increase over 2001 was 19.4%.

Premiums in the Life & Health Business Group increased by 26.4% to CHF 11.3 billion, due primarily to the acquisition of Lincoln National's reinsurance business and to growth in traditional life business in North America and the United Kingdom.

The Financial Services Business Group increased premiums earned to CHF 2.7 billion, up 11.1% from 2001. Excluding the impact of the sale of NCM, the transfer of business from the Property & Casualty Business Group and the currency-exchange effects, underlying growth was 24.3%. This was mainly due to rate increases for corporate risks.

Net current investment income declined by 4.5% from CHF 5.8 billion in 2001 to CHF 5.5 billion in 2002, mainly as a result of the stronger Swiss franc and a fall in income from the Group's equity-accounted investments. The return on investment was also affected by the decrease in interest rates.

Net realised investment losses were CHF 515 million, compared with net realised gains of CHF 2.7 billion in 2001. The main reason for the change was the net impairment charge of CHF 3.9 billion, due to the decline in equity markets, fixed-income securities, and private equity values. This impairment loss was partially offset by realised gains on investments, including gains on the sale of parts of the Group's holdings in NCM and Partner Re.

Other revenue decreased by 19.8% to CHF 365 million as a result of the sale of NCM, partially offset by a full year of revenue from Conning Corporation, which was acquired on 2 July 2001.

Claims and claim adjustment expenses and life and health benefits decreased from CHF 24.8 billion to CHF 24.6 billion, a drop of 1%. The absence of an event such as the terrorist attack of 11 September 2001 and the strengthening of the Swiss franc were the main reasons for this decrease in expenses. The decreases more than offset the impact of the growth in non-life business, increased losses in credit and surety business and increases in the Life & Health Business Group following the Lincoln Re acquisition and the loss on the guaranteed minimum death benefit business.

There was no net change to equalisation reserves in 2002, compared to a release of CHF 1.5 billion in 2001. The equalisation charge in the first half of 2002 was released in the second half of 2002 due to the losses from the floods in Germany.

The Group's non-life reserve ratio (reserves relative to premiums) at the end of 2002 was 265%, down from a currency-adjusted 322% at the end of 2001. The decrease was caused mainly by the growth in premium volume and the effect on reserves of the claims payments related to 11 September 2001.

Acquisition costs increased to CHF 6.2 billion in 2002, from CHF 5.7 billion in 2001, an increase of 9.9%. This is less than the increase in net premiums earned and is principally due to a reduction in the commission rates in property and casualty business.

Amortisation of goodwill decreased from CHF 368 million in 2001 to CHF 350 million, due to changes in currency-exchange rates.

Other operating costs and expenses declined from CHF 3.4 billion to CHF 3.2 billion, due mainly to currency-exchange effects. The increase in expenses due to the business acquired from Lincoln National was offset by the fall in expenses caused by the deconsolidation of NCM. The management expense ratio declined for the fourth year in a row, to 9.3% in 2002, from 10.8% in 2001, as the Group maintained its focus on strategic cost leadership. Expense ratios declined in the Property & Casualty Business Group from 5.1% to 4.9%, and in the Financial Services Business Group from 31.3% to 25.7%. The expense ratio in the Life & Health Business Group rose from 4.6% to 5.0%, due to the acquisition of Lincoln Re, which prior to Swiss Re's ownership had a higher expense ratio.

The tax expense in 2002 was CHF 127 million, compared to an expense of CHF 61 million in 2001. The Group tax rate is the result of current and deferred taxes in a wide range of jurisdictions.

The Group recorded a net loss of CHF 91 million, compared with a net loss of CHF 165 million in 2001. Losses per share were CHF −0.29, compared with losses per share of CHF −0.57 in 2001.

Shareholders' equity decreased from CHF 22.6 billion to CHF 16.7 billion. The main reasons for the decrease were the change in unrealised gains and losses on securities, net of deferred taxes, of CHF 3.0 billion due to continuing weakness in world stock markets in 2002, and the foreign currency revaluation impact of CHF 2.2 billion due to the strength of the Swiss franc. The 17% decline in US dollar is the principal reason for the decline in assets and liabilities.

Income reconciliation

The following table reconciles the income from Swiss Re's business groups and the operations of its Corporate Centre with Group consolidated net income/loss before tax.

CHF millions	2001	2002	Change in %
Business groups' operating income/loss			
Property & Casualty	281	**309**	10
Life & Health	1 682	**1 316**	−22
Financial Services	−932	**−633**	32
Total business group operating income	1 031	**992**	−4
Corporate Centre expenses	−450	**−437**	−3
Items excluded from the business groups:			
Net realised investment gains	131	**259**	98
Amortisation of goodwill	−368	**−350**	−5
Other income/expenses	−448	**−428**	−4
Net income/loss before tax	−104	**36**	

Net realised investment gains/losses on certain financial instruments including own shares; amortisation of goodwill; and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded when assessing the performance of each business group.

Investments

Swiss Re generates substantial cash flows which it invests in a well-diversified portfolio of bonds, stocks, real estate and cash. The diversification of the portfolio is designed in such a way that adverse movements in one market are mitigated by favourable movements in other markets to reduce the overall risk of the portfolio. Within Swiss Re's overall policy of diversification, the company manages its portfolio to take into account significant trends in the different investment markets.

2002 was characterised by two key developments: the significant decline in the equity markets, particularly in the second half of the year; and the positive performance of the bond markets, where the Group has more than two-thirds of its portfolio invested.

In the first half of 2002, investor confidence was eroded by a stream of bankruptcies and accounting scandals. This led to a first correction in equity prices. In the second half of 2002, risk aversion, coupled with geopolitical threats, prompted institutional and private investors to reduce their equity holdings even further, exerting renewed downward price pressure. Overall, the major stock markets declined between 17% and 34% in value during 2002, with most of the losses being posted in the second half of the year. The euro zone suffered the greatest loss, followed by Switzerland and the US. In relative terms, most Asian markets performed significantly better.

Investments by currency as of 31 December 2002



USD	55.4%
EUR	21.2%
GBP	9.3%
CHF	4.9%
CAD	5.0%
Other	4.2%
Total	CHF 86 728 million

Swiss Re's equity position, which is marked to market in the balance sheet, was negatively affected by this market weakness. A significant portion of this market decline negatively affected the income statement as it was considered a non-temporary adjustment of valuation levels. Total impairments charged to the income statement amounted to CHF 3.9 billion, CHF 0.9 billion in the first half-year and CHF 3.0 billion in the second half-year.

Since early in 2000, when equity markets peaked, Swiss Re has significantly reduced its exposure to equities from 34% of the portfolio in December 1999 to 18% by mid-year 2002. In June 2002, Swiss Re hedged a considerable portion of its remaining equity exposure by means of buying puts and selling calls, thus partly protecting itself from the impact of the ensuing equity downturn. At the same time, the equity portfolio was reduced further to reflect Swiss Re's revised risk/return assessment. The actions resulted in significant net realised gains from equity sales of CHF 1 billion, and significant gains on the equity hedges of CHF 0.6 billion.

The sharp decline of stock markets had a positive impact on bond markets, as funds were reallocated from equities to fixed-income securities. The risk aversion that had depressed equity markets also triggered a widening of spreads on corporate bonds. Government bonds rallied to very high levels and yields fell to long-term lows. The resulting increase in the value of the bond portfolio was CHF 3.0 billion. However, this increased value is not recognised in Swiss Re's income statement or shareholders' equity, unless the bonds are sold. Realised gains on bonds for the year amounted to CHF 1.3 billion.

Investments decreased from CHF 96 billion to CHF 87 billion in 2002. The significant decline of the US dollar against the Swiss franc and the equity downturn far outweighed the positive cash flow and gains on the bond portfolio. At 31 December 2002, equities accounted for CHF 12.3 billion, or 14% of investments, compared to 20% in the prior year. The net equity risk was significantly lower at 9%. At 31 December 2002, fixed-income investments, including fixed-income securities, mortgages and other loans as well as short-term investments, represented 81% of the portfolio, compared to 75% in the prior year. Other investments, comprising of investment real estate and other invested assets, remained stable at 5%.

Allocation of investments as of 31 December 2002



Fixed-income investments	80.8%
Equity securities*	14.1%
Other investments	5.1%
Total	CHF 86 728 million

* Net of hedges, equities are 9.1%

The return on investment is 4.7%, compared with 8.0% in the prior period; the difference mainly reflects the impairments on equities and, to a lesser extent, lower realised gains and the lower yield on fixed-income investments.

Summary of financial statements

The following information is a summary of the audited consolidated financial statements *of the Group that have been prepared in accordance with Swiss GAAP FER and the* Swiss Company Law. For more details, please refer to the Group's financial statements.

Income statement

For the years ended 31 December *CHF millions*	2001	**2002**	*Change in %*
Revenues			
Premiums earned	25 219	**29 058**	15
Net investment income	5 765	**5 507**	–4
Net realised investment gains/losses	2 665	**–515**	
Other revenues	455	**365**	–20
Total revenues	34 104	**34 415**	1
Expenses			
Claims and claim adjustment expenses	–16 266	**–14 485**	–11
Life and health benefits	–8 532	**–10 084**	18
Acquisition costs	–5 658	**–6 220**	10
Amortisation of goodwill	–368	**–350**	–5
Other operating costs and expenses	–3 384	**–3 240**	–4
Total expenses	–34 208	**–34 379**	0
Income/loss before income tax expense	–104	**36**	
Income tax expense	–61	**–127**	108
Net income/loss	–165	**–91**	45
Earnings/losses per share in CHF			
Basic	–0.57	**–0.29**	
Diluted	–0.57	**–0.29**	

Summary balance sheet

As of 31 December CHF millions	2001	**2002**	Change in %
Assets			
Investments			
Fixed-income securities	60 527	**59 799**	–1
Equity securities	19 013	**12 259**	–36
Mortgages and other loans	7 796	**6 939**	–11
Investment real estate	1 261	**1 537**	22
Short-term investments	3 722	**3 356**	–10
Other invested assets	3 569	**2 838**	–20
Total investments	95 888	**86 728**	–10
Cash and cash equivalents	5 018	**3 773**	–25
Reinsurance assets	36 965	**37 106**	0
Deferred acquisition costs	3 836	**4 142**	8
Goodwill and other intangible assets	11 961	**10 037**	–16
Other assets	16 562	**20 071**	21
Total assets	170 230	**161 857**	–5
Liabilities and shareholders' equity			
Liabilities			
Unpaid claims and claim adjustment expenses	68 618	**62 652**	–9
Liabilities for life and health policy benefits	41 370	**37 269**	–10
Unearned premiums	6 399	**6 754**	6
Funds held under reinsurance treaties	4 504	**6 543**	45
Reinsurance balances payable	3 958	**5 221**	32
Other liabilities	15 738	**21 069**	34
Long-term debt	7 045	**5 663**	–20
Total liabilities	147 632	**145 171**	–2
Total shareholders' equity	22 598	**16 686**	–26
Total liabilities and shareholders' equity	170 230	**161 857**	–5

Summary of financial statements

(continued)

Changes in shareholders' equity

CHF millions	2001	**2002**	Change in %
Balance as of 1 January	22 787	**22 598**	−1
Net income/loss	−165	**−91**	45
Change in unrealised gains/losses on securities, net	−3 455	**−2 974**	14
Foreign currency translation adjustments	417	**−2 201**	
Dividends	−713	**−776**	−9
Capital repayment	−117		
Equity issued	4 006	**212**	−95
Change in accounting policy	−162		
Additional minimum liability, net		**−82**	
Balance as of 31 December	22 598	**16 686**	−26

Summary cash flow statement

For the years ended 31 December CHF millions	2001	**2002**	Change in %
Cash flow from operating activities	3 023	**3 930**	30
Cash flow from investing activities	−8 385	**−6 562**	22
Cash flow from financing activities	6 795	**1 838**	−73
Effect of foreign currency translation	152	**−451**	
Change in cash and cash equivalents	1 585	**−1 245**	
Cash and cash equivalents as of 1 January	3 433	**5 018**	46
Cash and cash equivalents as of 31 December	5 018	**3 773**	−25

Working together to manage corporate risk

Integrated businesses face a broad spectrum of risks: physical, operational and financial. Sharing experience and understanding, Swiss Re and its client, a global leader in agricultural processing, structured an enterprise-wide blended multi-line cover.


CT5



ADM

1 Crushed and mixed with water – corn shortly after the inlet
2 Dumping truck loads of corn into the "mouth" of the processing plant
3 International commodities trading floor – buying and selling
4 Permanent quality monitoring during the production process
5 Monitoring the packaging and filling line for cooking oils
6 Alcohol, another by-product of corn processing, is filled into rail cars





Handling grain always presents an explosion hazard: devastating accidents with numerous fatalities have repeatedly underlined the dangers. Good housekeeping and the use of dust separators keep potentially explosive dust under control, while silos and machines are fitted with pressure relief panels.

Advanced research improves processes and creates new products. The production of foodstuffs is sensitive to risks such as fire, smoke contamination and water damage. Even small, localised fires can lead to a loss of all the goods in a building and require costly clean-up of plant and machinery.

This company owns the world's largest agricultural transportation network: thousands of trucks, railroad cars, barges and tugboats. Sourcing, processing and shipment are managed centrally to maximise operating efficiency and reduce operational risks.

Property & Casualty Business Group

The significant improvement in the combined ratio of the Property & Casualty Business Group to 104% was driven by higher rates and tighter underwriting, leading to much improved terms and conditions in all the major markets. Premiums earned grew by 16% in original currency.

Primary market

The global trend towards higher insurance rates continued with average increases of 10–20% in the major markets such as the US, the UK, France and Germany. The rise was stronger in the commercial and industrial sector, which started at a much lower level than the personal insurance area. The increase was driven primarily by the capital constraints experienced by most of the industry following several years of poor results and sharply lower investment yields. Several companies experienced an adverse development, which led to significant reserve increases, particularly for asbestos-related claims.

There was little merger and acquisition activity, although a number of smaller transactions were generated by the need to concentrate on core strategic business segments or geographical areas. Terrorism was a major topic as insurers attempted to provide their clients with coverage, while protecting their own balance sheets from a risk that is difficult to model and price. The solutions ranged from absolute exclusion to full or partial coverage, excluding such risks as biological, chemical or nuclear warfare. At the end of the day, relatively little terrorism insurance was actually purchased. The long-awaited Terrorism Risk Insurance Act (TRIA) was enacted in the United States just before year-end. The legislation authorises the US Government to pay up to USD 100 billion per year to cover insurers' terrorism losses. Once specific insurer or industry-wide retentions are reached, the US Government would cover 90% of an insurer's loss from terrorism. In 2003, the industry retention level is set at USD 10 billion, increasing to USD 15 billion by 2005. The TRIA programme will require additional legislation to continue beyond 2005.

Reinsurance market

During 2002, the reinsurance industry as a whole demonstrated a strong focus on risk selection and rate adequacy. The rise in reinsurance prices seen in 2001 continued, and coverage narrowed through, more restrictive wordings, increased retentions and reduced capacity. The shift to non-proportional coverage continued, providing reinsurers with more transparency and control over pricing and exposures.

Some composite companies disposed of reinsurance operations that were considered non-core. A few second-tier reinsurers left the market entirely or withdrew from selected lines of business or geographical areas. The sixth largest reinsurer ceased writing new business and sought buyers for several of its businesses. The availability of capacity varied widely by line of business, type of peril and geographical location. Recent market entrants, mostly located in Bermuda, were competing mainly for property catastrophe business and showed little risk appetite for long-tail lines of business.

An increased focus on reinsurers' financial strength was evident, especially in those lines of business where claims take several years to emerge. The balance sheet strength of the top-tier reinsurers continues to attract security-conscious ceding companies.

New pooling mechanisms for terrorism risk have emerged in France and Germany, combining the capacity of the insurance and reinsurance industry with governmental guarantees.

Property & Casualty Business Group

Swiss Re's Property & Casualty Business Group continued its strategy to better leverage its knowledge and risk management skills operating through one global group. Local business units took the lead in implementing strong global guidelines. The integration of Bavarian Re into the brand name Swiss Re was successfully completed with a retention rate of approximately 95% of the combined portfolio. Latin American operations were streamlined into a regional organisation managed from the US.

The business group continued its drive for client focus, efficiency and effectiveness. Claims and liability management, underwriting and client relationship management are effectively managed locally according to global guidelines. Technical expertise in the local markets was enhanced with Chief Underwriting Office representatives in Zurich, Munich, Hong Kong and the US. An improved risk-clearing system supports risk accumulation control and ensures a uniform underwriting approach throughout the Group. The Group's focus has been to promote expertise, strengthen client focus, improve efficiency, install operational responsibility, further refine pricing methodology and reinforce a consistent global approach.

Underwriting topics

The underwriting measures introduced in 2001 were further pursued last year. Swiss Re participated in the design of the terrorism pool solutions in France and Germany.

In view of recent legal developments in the US as well as Europe, and to avoid new claims, such as asbestos, exposure control was reinforced through tighter exclusion clauses, the introduction of sublimits and other underwriting measures. Liability capacity for large industrial risks was further tightened according to strict transparency and profitability targets. These risks are written either facultatively or are priced separately under treaty arrangements. Swiss Re continued its strict risk selection in its pharmaceutical product liability portfolio, with a strong focus on the extent of coverage and pricing.

In the natural perils area, the company also pursued its strategy of pushing for non-proportional solutions. This permits a more refined pricing and risk management approach. Sub-limits were imposed for the reinsurance of contingent business interruption.

Decades ago, unlimited coverage of motor liability was mandated by law in a number of countries. The insurance and reinsurance industry extended the marketing of such coverages to countries where this legal requirement does not apply. In a further risk management initiative, Swiss Re ceased writing new unlimited coverage of motor liabilities in Germany, Switzerland and Spain. Swiss Re will continue the dialogue with its ceding companies and the national insurance authorities to further reduce and manage these liabilities.

Property & Casualty Business Group results

CHF millions	2001	2002	Change in %
Revenues			
Premiums earned	13 846	**15 059**	9
Net investment income	1 712	**1 533**	−10
Net realised investment gains/losses	1 855	**−611**	
Total revenues	17 413	**15 981**	−8
Expenses			
Claims and claim adjustment expenses	−13 055	**−11 587**	−11
Acquisition costs	−3 371	**−3 345**	−1
Other operating costs and expenses	−706	**−740**	5
Total expenses	−17 132	**−15 672**	−9
Operating income	281	**309**	10
Operating result, excluding net realised investment gains/losses	−1 574	**920**	
Claims ratio in %	95	**77**	
Acquisition cost ratio in %	24	**22**	
Administration expense ratio in %	5	**5**	
Combined ratio in %	124	**104**	
Combined ratio in % excluding changes in equalisation reserves	128	**104**	

Property & Casualty Business Group
(continued)

Premiums earned

Premiums earned grew by 9%. The relative strength of the Swiss franc had a negative impact on premium growth; at constant rates of exchange the underlying improvement was 16%. Most of the aviation and credit and surety business was transferred to the Financial Services Business Group on 1 January 2002 and, excluding this effect, ie on a comparable basis, growth was 19%.

Growth was achieved despite the continued disciplined re-underwriting of the book and the marked shift from proportional to non-proportional treaty business. This allows a greater degree of control and transparency in the pricing process, thereby improving the overall quality of the portfolio, but has a dampening effect on premium growth.

Key drivers for the increase were the widespread improvement in rates, in both the primary and reinsurance markets, and strong new business. Large single transactions also contributed to growth.

An analysis by line of business shows that property constitutes the same proportion of the total portfolio as in 2001, ie 34%; liability has increased its share from 21% to 25%; motor has reduced from 22% to 18%; accident remains the same with 8%, and other lines reduced from 16% to 15% due to the transfer of aviation and credit and surety business to the Financial Services Business Group.

Combined ratio

The combined ratio declined considerably from 124% in 2001 to 104% in 2002. The underlying improvement in 2002 was 6%, after adjusting 2001 to exclude 11 September 2001.

The increase in primary and reinsurance rates and the tightening in terms, conditions and coverages contributed to the significant improvement in the claims ratio, and there was also a marked reduction of two percentage points in the average acquisition cost ratio. The expense ratio fell from 5.1% to 4.9%, reflecting management's continued focus on cost management.

The combined ratio improved, most notably in property due to the strong rate increases and better terms and conditions. The liability ratio also decreased markedly. The other lines of business have reacted more slowly to the improved conditions but recent renewals indicate that rates, particularly in liability, are still rising appreciably.

Combined ratio over time


in %
125
100
75
50
122
117
124
104
1999
2000
2001
2002

Operating income

Operating income has increased from CHF 281 million to CHF 309 million, despite realised investment losses of CHF 611 million, compared to gains of CHF 1 855 million in the previous year. The result, before realised gains and losses, improved by CHF 2 494 million, from a loss of CHF 1 574 million in 2001 to a profit of CHF 920 million in 2002. The previous year included a loss of CHF 1 839 million relating to 11 September 2001. Excluding this event, the absolute improvement is CHF 655 million.

This comprises a significant improvement in the underwriting result of CHF 834 million, less an offsetting reduction in net investment income of CHF 179 million, reflecting both the impact of foreign exchange and the lower interest rate environment.

Lines of business

The focus on quality led to the cancellation of further under-performing business and a continuing shift from proportional to non-proportional solutions. Some business was lost due to Swiss Re's firm position on the underwriting topics mentioned earlier. Nevertheless, new opportunities and share increases on existing business which met Swiss Re's requirements led to strong premium growth.

All lines of business, except accident and marine, contributed to the combined ratio improvement due to increased rates and a reduced level of natural catastrophes and other large losses.

Property

CHF millions	2001 incl 11 Sep	2001 excl 11 Sep	2002
Premiums earned	4 675	4 614	**5 052**
Combined ratio in %	136	109	**97**

Premiums earned increased by 8% at original exchange rates. The growth emanated from the Asia (+41%) and Americas (+27%) divisions, where rates continued to rise and significant new business was written, including some large single transactions, and higher shares, which more than compensated for the cancellations. Europe Division's premiums earned declined by 10%, reflecting more moderate rate increases, the cancellation of some large but unsatisfactory quota shares and the weakness of the euro against the Swiss franc.

Including the terrorist attack which impacted the year 2001, the combined ratio improved from 136% to 97%. Excluding the terrorist attack, the combined ratio improved from 109% to 97%, due to increased insurance and reinsurance rates and to the lower incidence and severity of both natural catastrophes and man-made losses.

For the industry, Swiss Re Economic Research & Consulting estimates that non-life insured losses from natural catastrophes and man-made losses, incurred worldwide during the calendar year 2002, totalled USD 13.5 billion, which is considerably below the previous year's level of USD 35 billion. The most costly natural events were the floods in Europe and the storms in the US. The non-life insured loss arising from man-made disasters, such as major fires and explosions, amounted to USD 2.1 billion worldwide.

Liability

CHF millions	2001 incl 11 Sep	2001 excl 11 Sep	2002
Premiums earned	2 840	2 840	**3 801**
Combined ratio in %	125	115	**106**

Solid growth in premiums earned of 34% was recorded in this line of business. The growth by division ranges from 26% in Europe Division to 38% in Americas Division and slightly over 50% in Asia Division. While half of the rise in Americas Division was generated by a single large transaction, the balance is due to the much higher rates noted around the world, new business and increased participations.

The combined ratio improved by 19 percentage points over 2001, to 106%. Excluding the 11 September 2001 loss, the combined ratio improved by 9 percentage points, helped by a lower incidence and severity of newly reported claims.

Motor

CHF millions	2001 incl 11 Sep	2001 excl 11 Sep	2002
Premiums earned	2 989	2 989	**2 745**
Combined ratio in %	108	108	**107**

Premiums earned for motor business declined by 8% in 2002. Premium income from the European portfolio decreased by 19%, mainly due to cancellations in some eastern European countries. Premiums earned in the Americas grew by 27% and in Asia by 25%. In the US, growth was generated by two large transactions and in Asia by increased rates, new business and larger shares. Although the underwriting result improved by CHF 48 million, the combined ratio remains unsatisfactory at 107%. Further rate increases and portfolio improvements will be implemented in 2003.

Accident

CHF millions	2001 incl 11 Sep	2001 excl 11 Sep	2002
Premiums earned	1 077	1 077	**1 171**
Combined ratio in %	95	86	**100**

Growth in premiums earned was modest at 9%. Most of the growth came from the Asia and Americas divisions.

The combined ratio stands at 100%, an increase of 5 percentage points over the previous year, which benefited from a non-recurring discounting change in the US. Even in today's environment of lower interest rates, a combined ratio of 100% represents a profitable book due to the long-tail nature of some of this business.

Property & Casualty Business Group
(continued)

Other lines

CHF millions	2001 incl 11 Sep	2001 excl 11 Sep	2002
Premiums earned	2 265	2 262	**2 290**
Combined ratio in %	131	123	**115**

Engineering: premiums earned grew by 6%, driven mainly by higher rates and new business in the Americas and Asia divisions. There is tight capacity in most markets as some reinsurers have withdrawn, and many others have reduced their capacity. The combined ratio improved by 22 percentage points, due to re-underwriting the portfolio and new, better priced business. The improvement ranges from 3 percentage points in Asia to 37 percentage points in Europe. In all divisions, but especially in Europe, this is the result of narrower scope of cover, reduced commissions and the absence of major losses. However, there still remains scope to improve the profitability of this business further.

Marine: all three divisions increased their income from premiums earned, resulting in a 31% overall increase. The reinsurance rate level continued to rise across the board, leading ceding companies to re-evaluate their reinsurance programmes as the coverage available per premium dollar became much lower. Hull rates increased considerably, and the price for offshore energy coverage soared due to a capacity shortage while cargo rates stagnated. The combined ratio worsened by 20 percentage points due to two large losses in 2002: fire aboard the luxury cruise ship "Diamond Princess" while still under construction and a fire on the freighter "Hanjin Pennsylvania", which took four weeks to extinguish. Following years of unsatisfactory rates, the two large claims mentioned above, as well as other highly publicised shipping accidents, marine rates are set for further substantial increases.

Aviation, credit & surety: following the transfer to the Financial Services Business Group, only the run-off of these two lines of business is reflected in the figures. Total income from premiums earned amounted to CHF 300 million, compared to CHF 738 million in 2001.

Premiums earned 2002 by line of business



Property	33.6%
Liability	25.2%
Motor	18.2%
Accident	7.8%
Other	15.2%
Total	CHF 15 059 million

Outlook

While some new capital has been raised in the industry, it does not, by any means, compensate for the decline in capital generated by falling investment returns, reserve strengthening and escalating losses. Both the insurance and reinsurance industries are adjusting to this new environment, boding well for the maintenance of rates and conditions in those lines of business where the technical level has been achieved and for further rate increases and the tightening of terms and conditions in those lines of business and geographical areas which still need to improve. Clearly, primary insurers and reinsurers need to reduce combined ratios well below the historic level to compensate for low investment income. Reinsurers with strong balance sheets will benefit most from the hard market conditions. The war in Iraq will have little impact on insurance and reinsurance results as the risk is largely excluded (property and casualty) or coverage can be cancelled at short notice (marine).

The 1 January 2003 renewal was successful. While property rates are still increasing in many areas, in others they have stabilised at a satisfactory level. The rise in property rates started in 2000, continued in 2001 and accelerated sharply following 11 September 2001. In the liability, motor, marine and engineering lines, where losses generally emerge gradually, recovery started later and was slower, but accelerated considerably in 2002 and was sustained at the 1 January 2003 renewal.

At Swiss Re, the focus on capital utilisation and capacity deployment, underwriting discipline and bottom-line profitability will continue. Through the local business units, the business group is close to the markets and the underwriting philosophy is quickly adapted to reflect changing conditions. With its leadership position developed over many years, Swiss Re is well equipped to take advantage of the hard market and to continue its drive for profitability.

Life & Health Business Group

Total operating revenues increased by 20% to CHF 14 751 million and the operating result (excluding realised gains) increased by 15% to CHF 1 344 million. The Life & Health Business Group successfully sustained its track record for profitability, despite challenging financial markets.

Primary insurance market

The primary market shifted from investment-linked products toward fixed-return and protection products as consumers reacted to unattractive equity returns and their awareness of personal risk heightened. Term life premiums grew at a rate of 13% in the US. It is anticipated that future US growth will reduce to more historical levels of 3–5%. In the UK, term life new business premiums grew by 36%, as premium rates continued to fall resulting in significant replacement of business, supplemented by the rise in the demand for life cover, due to the booming housing market. A predicted housing market slowdown, together with hardening premium rates, may curtail UK term life new business growth going forward.

The capital base of many life insurance companies has declined significantly. This is particularly the case in the UK and Europe, where companies historically have maintained a significant exposure to equities. In addition, many factors have placed substantial pressure on the ability of life insurers to sustain profitability: exposure to corporate bond defaults, lower sales of variable annuity products and exceptionally low interest rates. This has accelerated the consolidation of new business into larger companies as consumers follow a widely predicted "flight to quality". Primary insurers increasingly focus on the management of their capital bases, which has prompted reductions or withdrawals from new business markets and simultaneously has increased prospective volumes for the sale of in-force blocks of business.

The ageing population is increasing demand for pension protection; however, increased uncertainty regarding the structure and value of pension products has acted as a brake on growth in this area. Increased demand is anticipated in Germany, Italy and Spain, where pension reforms are being implemented or are under discussion. Tax advantages included in the German reforms are expected to encourage people to buy pension products with occupational pension funds. However, only some of these pension funds will be administered by insurance companies.

The primary markets in India and China are growing at an increasing rate, spurred by the granting of new direct insurer licences and the maturing of their regulatory environments. These countries represent two of the most important future growth markets in the world. Excluding Japan, Asia's life insurance business is expected to grow by close to 9% per annum in real terms over the next five years. Asia's strong economic growth, high savings rate, the region's favourable demographics and the success of the bancassurance model are fuelling this growth.

Reinsurance market

The growth in the life reinsurance market has slowed gradually from the strong pace demonstrated during the late 1990s. New business cession rates in the US and UK are likely to have peaked, although in-force cession rates of total life business are forecast to continue to rise over the next few years. This results from an increasing proportion of higher cession rates on new business compared to older business. Accordingly, growth in the life reinsurance market as a whole is expected to exceed the growth in the primary market over the next few years.

The primary market's increased focus on capital management and cost control is expected to provide more opportunities for Admin Re^{SM} and other in-force transactions and may also create further opportunities for traditional reinsurance.

Although there is evidence of a greater awareness of capital management within the European market, progress in this area has been slow but is anticipated to improve, especially in certain markets such as eastern Europe.

Life & Health Business Group

(continued)

The life reinsurance market in Asia, excluding Japan, is expected to grow faster than other OECD countries over the next five years, mainly from the growth of the primary markets and the removal of certain regulatory restrictions on writing reinsurance. In particular, as assets backing the reserves of primary insurers have weakened, the increased focus on capital management through risk transfer should provide interesting opportunities for strongly capitalised reinsurers.

The life reinsurance market is going through significant change and consolidation. As the world leader in life reinsurance, Swiss Re's commitment to the business and its financial strength are increasingly sought after by its clients.

Development and implementation of Life & Health Business Group strategy

Swiss Re's strategy to focus on protection products rather than investment-linked products (eg variable annuities), combined with an asset and liability management strategy which requires largely durationally matched fixed-interest securities to back its liabilities, has allowed it to create substantial advantage in the current volatile markets. This long-term strategy fits all parts of the market cycle including the challenges faced in 2002: low interest rates, falling equity markets and an uncertain global environment.

Swiss Re has continued to demonstrate strong new business growth in North America, reflecting Swiss Re's leadership position and the growth in the underlying protection market. Further, Swiss Re has demonstrated a continuing focus on the mortality protection business and away from less profitable accident and health business. This has led to its withdrawal of reinsurance coverage for poor performing sectors, such as guaranteed critical illness business in the UK and its focus on new developing areas such as AdminRe^{SM} business in the US.

The integration of Lincoln Re is now complete, including a full systems conversion and planned reductions in staff. New business volumes were in line with expectations, reflecting a favourable response from clients. The dispute with Lincoln National was resolved in October 2002. Under the terms of the settlement, Lincoln National paid Swiss Re USD 295 million in cash to satisfy Swiss Re's demand for additional assets to support the closing balance-sheet liabilities delivered by Lincoln and to extinguish Lincoln's obligation to indemnify Swiss Re for adverse development on Lincoln Re's exited lines of business. The resolution had a favourable impact on Swiss Re's financial position as the payment resulted in a reduction in the effective purchase price for Lincoln Re.

Swiss Re continued to identify new opportunities to develop its Admin Re^{SM} portfolio during the year by completing three Admin Re^{SM} transactions: Conseco Direct, Bankers Life and Northern Life. These transactions required total invested capital of CHF 500 million and added CHF 1 650 million to the Group's assets.

In Asia, Swiss Re has built a strong franchise by offering its clients access to its global experience and knowledge in risk management, product development and pricing through its experienced and dynamic local teams of reinsurance experts. In view of the region's growth potential, Asia's weight in Swiss Re's overall portfolio will increase over time. In particular, the recent opening of the Indian market to foreign companies and the anticipated nationwide branch licence in China will ensure Swiss Re's optimal positioning to capture this growth.

Premiums earned 2002 by region



North America	70.0%
Europe	22.6%
Rest of the world	7.4%
Total	CHF 11 275 million

Life & Health Business Group results

CHF millions	2001	2002	Change in %
Revenues			
Premiums earned	8 922	**11 275**	26
Net investment income	3 388	**3 476**	3
Operating revenues	12 310	**14 751**	20
Net realised investment gains/losses	515	**–28**	
Total revenues	12 825	**14 723**	15
Expenses			
Claims and claim adjustment expenses; life and health benefits	–8 502	**–10 084**	19
Acquisition costs	–2 077	**–2 582**	24
Other operating costs and expenses	–564	**–741**	31
Total expenses	–11 143	**–13 407**	20
Operating income	1 682	**1 316**	–22
Operating result, excluding net realised investment gains/losses	1 167	**1 344**	15
Management expense ratio in %	4.6	**5.0**	
Return on operating revenues in %	9.5	**9.1**	

Premiums earned

CHF millions	2001	2002	Change in %
Life	6 965	**8 968**	29
Health	1 957	**2 307**	18
Total	8 922	**11 275**	26

Premiums earned increased by 26% to CHF 11 275 million in 2002 despite an adverse foreign exchange impact of CHF 606 million (7%). Lincoln Re contributed CHF 2 445 million to this growth, including CHF 266 million from the Employer Stop Loss business that was sold in July 2002. Excluding the impact of Lincoln Re and foreign exchange movements, premiums increased by 6% during the year.

Net investment income grew by 3%, as increased investment income resulting from the acquisition of Lincoln Re and new business written was partially offset by the decline in global interest rates and in the US dollar. The decline in equities was the primary reason for the capital loss of CHF 28 million, compared to CHF 515 million in gains in the prior year.

Operating result, excluding net realised investment gains/losses

CHF millions	2001	2002	Change in %
Life	1 075	**934**	–13
Health	92	**410**	346
Total	1 167	**1 344**	15

The operating result (excluding realised gains and losses) improved from CHF 1 167 million in 2001 to CHF 1 344 million in 2002, an increase of 15%. The principal reason for the increase was the inclusion of Lincoln Re and certain non-recurring gains on the health portfolio, partially offset by a charge of CHF 280 million on Guaranteed Minimum Death Benefit contracts (GMDB) primarily related to poor equity market performance. In addition, higher mortality claims, lower net investment yields and adverse foreign exchange impacts also affected the results.

Life & Health Business Group
(continued)

The return on operating revenues was 9.1%, the fourth consecutive year above 9%.

Return on operating revenues over time


in %
10
8
6
4
2
0
9.3
9.2
9.5
9.1
1999
2000
2001
2002

GMDB is a product feature contained in many variable annuity contracts. The product feature guarantees the beneficiary the greater of account value or minimum death benefit which is based on the amount deposited. Certain GMDB contracts provide an additional feature in which the death benefit is reset each year to the maximum anniversary account value. For many of these contracts, the death benefits are currently set at the equity market peak achieved during the period 1999–2000.

Swiss Re began reinsuring GMDB in 1995 and exited the market in late 1998. Swiss Re's exposure to these contracts is based upon the difference between the guaranteed death benefit and the current account value. The movement of the underlying account values is approximately correlated to the movement in the S&P 500 Index.

Stochastic models are used to calculate the reserve, using assumptions for mortality, lapses and investment returns in line with the recently proposed US GAAP accounting guidance. The reserve as at 31 December 2002 was based on an S&P 500 Index of 880 and resulted in a charge of approximately CHF 280 million in 2002. This reserve will continue to fluctuate with the S&P 500 Index.

Favourably impacting the results were several non-recurring gains from the recapture or settlement of certain treaties in the accident and health segment. Whilst Swiss Re has withdrawn from writing new long-term guaranteed critical illness business in the UK, losses were experienced in 2002 on the run-off of existing business.

In addition to the above, the depreciation of the US dollar and other currencies against the Swiss franc had a significant impact in 2002, reducing the result compared to 2001 by CHF 74 million (6%).

The management expense ratio increased in 2002 to 5.0%, from 4.6% in 2001. This ratio declined from 5.3% for the first half of the year as the full benefits of the Lincoln Re integration were realised.

Outlook

Traditional life reinsurance premium growth is expected to outpace the growth in the primary market, predicted to be approximately 3–5% per annum, which is consistent with the growth expected in the global economy as a whole. The rate of life reinsurance growth, however, will be less than experienced in recent years due to the stabilisation of cession rates in the US and UK. As a result, the Group has reduced its target growth rate in operating revenues to 7%. The actual growth rate will depend on many factors, including the growth rate of the primary market, the Group's success in consummating Admin Re^{SM} transactions, and the investment income on fixed-income investments. Consistent with the current low interest rate environment, Swiss Re is reverting to its historical target return on operating revenues of 9%.

The opportunities to consummate Admin Re^{SM} transactions should continue as the supply of deals increases, reflecting the continuing capital pressures on the primary market. Admin Re^{SM} capital invested to date in 2003 is approximately CHF 235 million.

Financial Services Business Group

The Financial Services Business Group reported a loss of CHF 633 million in 2002, which was mainly attributable to the Lloyd's Central Fund, US surety business, corporate client-related transactions and the weak equity markets. Operating revenues were up by 9%, driven by improvements in Corporate Risk Underwriting.

Financial Services Business Group results

CHF millions	2001	2002	Change in %
Gross revenues			
Premiums earned	2 451	**2 724**	11
Net investment income	619	**522**	−16
Net realised investment gains/losses	218	**−339**	
Trading revenues	−54	**217**	
Fees and commissions	567	**456**	−20
Gross revenues	3 801	**3 580**	−6
Expenses			
Acquisition costs	−225	**−307**	36
Claims and claim adjustment expenses	−3 241	**−2 898**	−11
Gross margin	335	**375**	12
Operating costs	−1 267	**−1 008**	−20
Operating income/loss	−932	**−633**	32
Operating result, excluding net realised investment gains/losses	−1 150	**−294**	−74

General

A CHF 633 million operating loss for 2002 reflects contrasting trends. In Corporate Risk Underwriting, property and aviation underwriting improved significantly leading to a total combined ratio of 97%, and also Financial Products had a stronger than expected operational year. By contrast, Credit Solutions, due largely to provisions for the Lloyd's Central Fund cover, claims on US surety business relating to prior treaty years, and credit losses on corporate defaults including Holzmann and Kmart led to poor performance. The result also suffered from a much lower investment return (CHF 183 million in 2002 compared to CHF 837 million in 2001).

Return on total revenues over time



in %
20
0
−20
24.4
11.9
−24.5
−17.7
1999
2000
2001
2002

Net premiums earned rose by 11%, primarily due to price increases in Corporate Risk Underwriting. Operating revenues (gross revenues excluding net realised investment gains/losses) were up by 23% in local currencies, when adjusted for NCM's 2002 deconsolidation and the transfer of aviation and credit business from the Property & Casualty Business Group at the beginning of 2002.

The Financial Services Business Group took several steps to improve the risk profile, create efficiencies and free up capital for deployment in Swiss Re businesses with a potentially higher return:

- The structured credit business was shifted from capital-intensive, portfolio-based activities to transaction-based tradeable credit markets products. The business group continues to be active in offering credit risk services and products, including traditional credit and surety underwriting, and financial guaranty (re)insurance, as well as credit

Financial Services Business Group
(continued)

securitisation and credit trading/distribution in both cash and derivative form.

- Private equity investments were reduced and in early 2003, Capital Partners was integrated into Swiss Re Asset Management, with resulting efficiency gains going forward.
- Structured Risk Finance operations were restructured to focus on fewer product categories and will concentrate on large insurance companies and corporates in selected industries.

The Financial Services Business Group serves its clients through four business units: Risk Solutions, Credit Solutions, Advisory & Capital Markets, and Asset Management.

Total revenues 2002 by business unit



Risk Solutions	58.1%
Credit Solutions	21.7%
Advisory & Capital Markets	11.2%
Asset Management	9.0%
Total	CHF 3 580 million

Risk Solutions

CHF millions	2001	2002	Change in %
Gross revenues			
Premiums earned	1 566	**1 980**	26
Net investment income	342	**360**	5
Net realised investment gains/losses	296	**–290**	
Fees and commissions	59	**31**	–47
Gross revenues	2 263	**2 081**	–8
Expenses			
Acquisition costs	–125	**–56**	–55
Claims and claim adjustment expenses	–2 850	**–2 012**	–29
Gross margin	–712	**13**	
Operating costs	–193	**–188**	–3
Operating income/loss	–905	**–175**	81

The Risk Solutions unit includes Corporate Risk Underwriting and Structured Risk Finance. Corporate Risk Underwriting, the unit's larger component, provides conventional (re)insurance products to large corporate clients, financial institutions and the aviation market in the high-severity/ low-frequency risk segment. Structured Risk Finance is Swiss Re's centre of competence for non-traditional insurance solutions.

Risk Solutions' overall premium volume rose strongly in 2002 to CHF 1 980 million due to Corporate Risk Underwriting's premium growth of CHF 600 million, or more than 60% in local currencies. During 2002, Corporate Risk Underwriting was able to raise prices and extend its market share in property and casualty as well as in aviation business.

Risk Solutions continued its policy of writing business at higher attachment points and of systematically narrowing terms and conditions. The repositioning of the portfolio during the last year began to pay off as overall claims frequency dropped. The property book suffered no losses from natural catastrophes and experienced a low frequency of man-made losses. Aviation renewals were once again at historically high levels, and relatively modest losses helped the aviation business to finish the year with a highly positive result. However, casualty experienced increased claims (as reported in the Interim Report), mostly from pharmaceutical contracts written between 1998 and 2000. The overall technical result of the traditional business generated a combined ratio of around 97%.

In 2002, the Structured Risk Finance business was well diversified by products and by insurance and corporate clients, although production was below expectations. The in-force portfolio of transactions performed well, above original expectations.

Disappointingly, the negative development of some mainly corporate client transactions written in prior years (discontinued activities) and net realised investment losses produced an operating loss of CHF 175 million.

Credit Solutions[1]

CHF millions	2001	2002	Change in %
Gross revenues			
Premiums earned	885	**740**	–16
Net investment income	117	**62**	–47
Net realised investment gains/losses	–59	**–29**	51
Trading revenues	8	**4**	–50
Fees and commissions	39	**–1**	
Gross revenues	990	**776**	–22
Expenses			
Acquisition costs	–85	**–237**	179
Claims and claim adjustment expenses	–391	**–886**	127
Gross margin	514	**–347**	–168
Operating costs	–407	**–87**	–79
Operating income/loss	107	**–434**	

[1] Credit Solutions in 2001 included the results of NCM, the credit primary insurer which the Group sold as of 31 December 2001. The consideration included an equity share in the newly formed Gerling NCM company. In 2001, NCM, as a primary insurer, reported premiums of CHF 543 million, fees and commissions of CHF 39 million, total investment income of CHF 37 million, claims of CHF 256 million, acquisition costs of CHF 28 million and operating costs of CHF 338 million.

The Credit Solutions unit offers trade credit and surety reinsurance as well as structured credit solutions. Traditional credit reinsurance constitutes more than two-thirds of the credit risk portfolio.

In the course of 2002, the global financial sector was exposed to significantly higher credit losses as insolvency rates climbed and a record number of downgrades contributed to generally lower credit quality.

In this environment, Credit Solutions reported an operating loss of CHF 434 million on revenues of CHF 776 million. Premiums earned decreased from the 2001 level because of the NCM deconsolidation. This deconsolidation more than offset the first-time inclusion of the credit and surety business previously written by the Property & Casualty Business Group, the main part of which was US surety business.

The operating loss occurred primarily in the first half of the year. In addition to a few claims from large corporate defaults, there were substantial new claims from previous underwriting years, the main source being the Lloyd's Central Fund contract. The final six months of 2002 developed more favourably with no new large losses reported in the European credit reinsurance portfolio despite depressed credit markets. The US surety portfolio had a high claims ratio in the second half of the year arising from previous treaty years.

Financial Services Business Group

(continued)

Production of structured credit business was limited as Swiss Re proactively lowered its level of exposure. The portfolio credit default swap business incurred no cash losses during the year, but marked-to-market there was a CHF 57 million negative impact on operating income.

Both credit reinsurance and structured credit underwriting have demonstrated comparatively low volatility due to a long-established policy of conservative underwriting measures, prudent risk management as well as systematic risk mitigation.

Credit reinsurance continues to benefit from clients' "flight to quality", which allows improving terms and conditions, higher deductibles and other remedial action, including more stringent collateral requirements.

Advisory & Capital Markets

CHF millions	2001	**2002**	Change in %
Gross revenues			
Premiums earned		**4**	
Net investment income	5	**12**	140
Net realised investment gains			
Trading revenues	−62	**213**	
Fees and commissions	206	**173**	−16
Gross revenues	149	**402**	170
Expenses			
Acquisition costs	−15	**−14**	−7
Claims and claim adjustment expenses			
Gross margin	134	**388**	190
Operating costs	−280	**−392**	40
Operating income/loss	−146	**−4**	97

The Advisory & Capital Markets unit comprises the investment bank Fox-Pitt, Kelton and Financial Products. Fox-Pitt, Kelton provides research and brokerage in its core area of banks and insurance stocks, while Financial Products concentrates on debt capital markets origination, trading and distribution.

Revenues increased strongly to CHF 402 million as Financial Products became fully operational. In the absence of any major credit losses (compared with 2001), the combined operating results of Financial Products and Fox-Pitt, Kelton were positive prior to adjustment for start-up costs. Including start-up costs, the unit had an operating loss of CHF 4 million.

Financial Products achieved its revenue target in its first year of operation. Its areas of major activity were credit- and asset-backed securities, with a focus on insurance-linked securitisation.

Swiss Re Capital Markets Corporation, the entity within Swiss Re Financial Products responsible for the underwriting and distribution of securities, is the leading underwriter and dealer of insurance-linked securities.

Despite a difficult equity capital market environment, Fox-Pitt, Kelton produced comparatively strong revenues, down only slightly compared with 2001. Brokerage commissions rose by 6% in its research-driven activity.

Asset Management

CHF millions	2001	**2002**	Change in %
Gross revenues			
Premiums earned			
Net investment income	155	**88**	−43
Net realised investment gains/losses	−19	**−20**	−5
Trading revenues			
Fees and commissions	263	**253**	−4
Gross revenues	399	**321**	−20
Expenses			
Acquisition costs			
Claims and claim adjustment expenses			
Gross margin	399	**321**	−20
Operating costs	−387	**−341**	−12
Operating income/loss	12	**−20**	

The Asset Management unit manages fixed-income, traded-equity and certain private equity investments for Swiss Re and third parties, primarily insurance companies. In the US, Conning Asset Management principally serves insurance companies with asset management and asset liability management services. Swiss Re is among the top three US management firms for insurance company assets.

Asset Management's 2002 operating results were negative to the extent of CHF 20 million. Realised gains on the partial flotation of Swiss Re's Partner Re participation and the sale of NCM were offset by additional write-downs in the company's private equity investment portfolio and slightly lower fee revenues. Fees for the management of Swiss Re's proprietary assets decreased due to the adverse development of equity capital markets, whilst fees for third-party business increased.

At year-end 2002, total assets under management were CHF 137 billion, including CHF 54.1 billion from third parties. Approximately 85%, or CHF 115.3 billion, represented fixed-income assets, with 12% or CHF 17.6 billion in equity assets, and the remainder being real estate and other assets.

In difficult market conditions, Swiss Re's third-party asset management activities generated net new money inflow of CHF 4.9 billion. In the US, the company was able to attract major new accounts and had excellent client retention. Total client funds decreased during 2002 due to adverse exchange rate developments and market movements (CHF −5.7 billion), and the sale of Conning's St. Louis-based mortgage securitisation operation with CHF 4.0 billion of assets under management. In Europe, the build-up of third-party business continued, with new operations now in place in Germany, France and the Netherlands. These businesses aim exclusively at the institutional segment: insurance and pension funds.

Outlook

Having contributed 45% to operating revenues in 2002, Corporate Risk Underwriting will benefit from the continued hard market in property, casualty and aviation business. Credit Solutions, as the second largest business unit, expects to report good results in 2003, based on the favourable credit reinsurance renewals in January as well as on increased price levels of the primary credit insurance. Overall, Corporate Risk Underwriting and Credit Solutions are expected to produce a combined ratio in the range of 95% in 2003. The result however, will be moderated by lower investment return expectations. Advisory & Capital Markets should benefit from the higher returns on Financial Products activities and from efficiency gains across the two operating platforms, Financial Products and Fox-Pitt, Kelton.

Foresight: the key to managing risk

The risk landscape changes continuously. So does the challenge of managing future risks. It is a dynamic process, requiring the timely perception and screening of emerging hazards: keeping a finger on the pulse of tomorrow.



At IBM's labs in Zurich, Switzerland, engineers work on the "Millipede" project: a nanomechanical approach to data storage that could store the information from a stack of books almost 6 miles high in an area the size of a postage stamp.



Nanotechnology describes the real-world application of science at the scale of individual atoms and molecules. A nanometre is a billionth of a metre: about 1/80 000 of the diameter of a human hair.

Nanotechnology encompasses physics and chemistry, mechanical engineering and electronics, serving a diverse range of applications: micromachinery, computing and biomedical uses such as gene therapy, drug discovery and drug delivery.

Nanoscale science at IBM's labs in Zurich extends the application of scanning probe techniques used in the most sensitive microscopes. Manipulating individual atoms and molecules with the tip of a scanning tunnelling microscope, scientists create nanometre-sized structures with the goal of making functional devices such as transistors and biosensors.

At this early stage, it is difficult to predict the exact course of the nanotechnology revolution and its effect on daily life. What is sure is that it will have a profound impact on many commercial sectors – particularly electronics, where demand for faster data processing at lower cost shows no sign of weakening.

Swiss Re's experts are constantly watching the development of new technologies to recognise the risks and changes of tomorrow and to work out how a reinsurer can cope with these exposures.

1 Working at nanoscale: focus on the tip of a scanning tunnelling microscope (STM)
2 Researcher Reto Schlitter at the STM
3 A view into the vacuum chamber of an STM
4 Model of a designer molecule used for experiments in moving and placing individual molecules at room temperature

Corporate Centre divisions

In these times of financial market turbulence and a changing risk landscape, Swiss Re's Corporate Centre plays a vital role in managing the Group's resources.

Swiss Re's Corporate Centre with its four divisions Finance, Risk & Knowledge, Information, Processes & Technology and Communications & Human Resources supports the Board of Directors and the Executive Board in managing the Group's assets and liabilities and developing Swiss Re's role as a global company.

Financial management, corporate governance and transparency

Swiss Re actively promotes transparency regarding its financial management and governance (please refer to pages 43 and 44 on Capital management and pages 52–71 on Corporate governance for more information). Meeting high requirements and standards has enabled Swiss Re to ensure sound financial strength and continued robustness in reserves.

Claims management, risk research

Significant and rapid changes in the legal environment and liability regime mean that the (re)insurance industry must rely increasingly on a global approach to comprehensive claims management. This situation has prompted Swiss Re to create the position of Chief Claims Strategist, reporting to the Chief Risk Officer. The new position involves developing strategies to cope with the changing liability regime, supporting the claims organisation in managing large and complex claims and coordinating claims management for Swiss Re's three business groups.

In socio-political risk research, a new unit will be responsible for monitoring, analysing and assessing social and political trends and events. This will further enhance the Group's risk assessment and risk management skills.

Both initiatives are important parts of Swiss Re's risk management process (please refer to pages 45 and 46 for more information) to further improve underwriting quality, claims handling and reinsurance business terms and conditions.

Information technology, knowledge management

Challenging times increase the need for fast and effective information delivery: several Group-wide solutions became available in the area of information technology during 2002, supporting business requirements around the world and enhancing the use of information for improved business decisions. Some web-based solutions, such as the enhanced global Client Management System, facilitate access to knowledge within the Group; others accelerate the exchange of information between Swiss Re and its business partners. An Enterprise Document Management System was rolled out to enable Swiss Re employees to gain rapid access to the documents relevant to their business function.

Human resources, communications

The Group Human Resources (HR) data warehouse, introduced in summer 2002, marked an important milestone in implementing the strategy of consistent management of HR data from over 70 offices in more than 30 countries. The new solution provides a single source of information for managing Swiss Re's human capital – over 8 000 employees across a decentralised organisation – while ensuring compliance with all data protection requirements.

Swiss Re's communication effort focused on the full implementation of "Top Topics", an initiative to concentrate attention on strategic and business-relevant themes. These are areas in which Swiss Re has developed a wealth of expertise and know-how thanks to its research capabilities (please refer to pages 8 and 9 for more information). This approach, combined with the requisite additional communication measures, has considerably increased Swiss Re's profile among the international media.

Corporate Centre operating expenses

CHF millions	2001	**2002**	Change in %
Operating expenses	–450	**–437**	–3

As a result of active cost management, the Corporate Centre's operating expenses were reduced by 3% to CHF 437 million.

Capital management

Despite the decrease in its shareholders' equity in 2002, Swiss Re continues to be very strongly capitalised and is committed to maintaining its financial strength.

Swiss Re's reported shareholders' equity was affected by the fall in the stock markets and the decline in the value of the US dollar in 2002.

While there has been a reduction in the company's book equity, the exposures to both stocks and US dollar underwriting risk denominated in Swiss francs have also declined. Swiss Re actively reduced its risk profile during 2002. From a risk perspective, the combination of these factors more than compensates for the decline in shareholders' equity.

Despite lowering Swiss Re's ratings, the rating agencies continue to assess Swiss Re's capitalisation as very strong and acknowledge the company's excellent diversification and historically conservative reserving.

The decline in capital has affected many (re)insurers even more significantly than Swiss Re, and the rating agencies have therefore reduced many of Swiss Re's clients' and competitors' ratings. These circumstances have prompted a "flight to quality" and are producing excellent opportunities for Swiss Re's core business.

In order to take advantage of these opportunities, Swiss Re is committed to continuing the prudent management of its capital and to maintaining its superior financial strength for the benefit of its clients. Swiss Re believes that a strategy of maintaining a superior balance sheet strength will maximise value for the company's shareholders. Two consecutive years of loss caused by the 11 September 2001 tragedy, and now in 2002 by a historic three-year decline in equity markets, have created the unsatisfactory situation whereby dividends must be paid out of capital rather than income. In these circumstances the Board believes some reduction of dividend is in line with Swiss Re's tradition of prudent financial management.

Therefore, the Board of Directors will propose to the Annual General Meeting a reduction in the dividend to CHF 1.00 per share.

Swiss Re's USD 2 billion European Medium Term Notes (EMTN) programme was successfully renewed during 2002. The aggregate face value of European medium term notes outstanding at the end of 2002 was equivalent to USD 975 million.

Capital management
(continued)

Syndicated loans totalling CHF 458 million matured in March 2002. These loans had been taken up to finance the acquisition of the former Uniorias in Italy in early 1997, and were repaid in 2002. Swiss Re had no other maturities or issues of long-term financial debt or hybrid capital.

In late summer 2002, Swiss Re successfully approached the market to renew an existing USD 2.5 billion syndicated credit line, first closed in 1999. The banks reaffirmed their commitment to Swiss Re and showed interest in maintaining a strong relationship. In October 2002, Swiss Re signed a new USD 3.5 billion syndicated letter of credit facility. Swiss Re's ability to market these two facilities simultaneously – with a material oversubscription for the syndicated letter of credit facility – demonstrates its continued excellent creditworthiness in a difficult environment.

Funded business

As part of its strategic ambitions to provide risk management solutions to its clients, Swiss Re may purchase assets with borrowed funds. This type of business generates new revenue sources whilst enhancing value for clients. Funded structures allow Swiss Re to access familiar risk classes at more attractive rates of return than would be available on an unfunded basis.

Funded business is disclosed as separate line items 'Financial services assets and liabilities' in the balance sheet. The funding is just a means of accessing a desired category of risk without significantly affecting the financial market risk profile of the company. Therefore 'Financial services assets and liabilities' are structured with the intention of creating assets and liabilities that generate offsetting foreign-exchange and interest-rate risks. Group Capital Management coordinates funded business activities throughout the Group. Currently, the main contributor is the Advisory & Capital Markets unit of the Financial Services Business Group.

Long-term debt that is strictly used for funded business is classified as operational debt. During 2002, Swiss Re took advantage of opportunities to issue medium and long-term operational debt. The aggregate value of European Medium Term Notes issued in 2002, maturing after the fiscal year 2003, was the equivalent of EUR 34 million, with a weighted average maturity of 3.5 years. Operational long-term debt raised under Payment Undertaking Agreements in 2002 totalled USD 487 million, with a weighted average maturity exceeding 12 years. All interest-rate and currency risk for operational debt is hedged to a three-month Libor benchmark.

Risk management

Risk is Swiss Re's business, which makes risk management the key to Swiss Re's success. The risk landscape is in a state of constant, sometimes very rapid, change, which necessitates the ongoing development of the methods and processes used to assess, quantify, classify, monitor and control risk. The following interview with Bruno Porro, Executive Board Committee member and Chief Risk Officer, provides an overview of recent developments in risk management at Swiss Re.

Extraordinary recent events have shown how vulnerable companies can be without a well-established risk management process. What does risk management mean for Swiss Re?
Risk management means assessing, monitoring, steering and optimising Swiss Re's risk landscape – making sure that the organisation, processes and tools are in place to implement the business strategy on risk content.

Were any important activities in this field implemented during 2002?
Yes, indeed. I can offer four examples: the first is steering and optimising the risk landscape for natural catastrophes through insurance-linked securities. The second is the implementation of a substantial hedge programme on the company's equity portfolio. The third is the completion of a central credit risk data repository, and the fourth is the implementation of operational risk management.

And what did Swiss Re complete in the insurance-linked securities area in 2002?
In 2002, Swiss Re received USD 334 million of four-year natural catastrophe protection from an innovative securitisation structure called PIONEER 2002 Ltd. The product is a subclass of insurance-linked securities called "cat bonds" covering five peak natural catastrophe risks: hurricane in the North Atlantic, windstorm in Europe and earthquake in California, Japan and central US. Each area protects Swiss Re's balance sheet from severe but rare events – that is, events that would most probably trigger an additional capital shortage in the reinsurance industry.

But why have you chosen to use cat bonds instead of classical retrocession?
Since traditional retrocession is carried out amongst reinsurance industry players, prices are highly cyclical, and supply is very limited during the hard cycle. In addition, there is a substantial credit risk, especially for these rare event covers. With cat bonds, the money is paid up-front, so there is no credit risk for Swiss Re if one of the events is triggered.

Cat bonds have existed for many years now, and more than USD 5 billion of them have been issued since 1997. What is so special about the Pioneer structure?
We have introduced sophisticated physical trigger mechanisms based on objectively measurable data, such as wind speeds, to determine when an event has happened and how much needs to be paid to Swiss Re. These indices increase transparency for investors and, at the same time, minimise basis risk for Swiss Re. An additional innovative feature of the Pioneer structure is that the protection can be scaled up over time by issuing additional bonds. This will reduce Swiss Re's peak exposures over time, leading to an even more diversified risk portfolio and, therefore, more efficient use of our capital.

You mentioned the implementation of a substantial hedge programme on the company's equity portfolio. From a risk management perspective, why did you do it?
Between January 2000 and January 2002, Swiss Re had reduced its equity positions from 34% to 20% of its total investments. We had a very good renewal in January 2002, and it was obvious that returns were rising on the core business. On the other hand, stocks were down approximately 10% in the first half of 2002, and the political and economic outlook was starting to get cloudy. So at mid-year, we put CHF 7.2 billion of notional value of hedges on our CHF 16.4 billion portfolio of stocks to mitigate the risk of a downturn in the second half, which did in fact occur. These hedges have performed quite well, and we continue to benefit from them as markets have also been declining to date in 2003.

Risk management
(continued)

You mentioned two other examples of innovative risk management for 2002; what is the third example?
It is the Group credit risk Exposure Reporting and Management Information Tool (GERMIT). Effectively, this is Swiss Re's central credit risk data repository, offering a comprehensive overview of our total credit risk landscape. Credit risk exposures originating from all relevant business segments are reported to this central database in a standardised form that allows us to manage the overall credit risk portfolio in an integrated way. The tool covers all the units and transactions that generate credit risk.

Can you explain GERMIT in more detail?
It has three pillars. The first is the counterparty database, containing up-to-date information on more than 100 000 groups of companies worldwide; a sound counterparty database provides the basis for proper credit risk management. The second pillar is the transactions database with details of the transactions that generate credit risk exposures. These details are used by the system to calculate potential and actual credit risk exposures. The third pillar is the credit risk exposures themselves. The various originating units throughout the Swiss Re Group periodically report their gross credit exposures to GERMIT – mainly through automatic interfaces with the different transaction systems.

The combination of these three pillars allows us to analyse our credit risk landscape using a broad range of parameters, naturally including breakdowns by counterparty, rating class, industry and country – but also by transaction category, single transaction, maturity of the exposure, and so on. Moreover, we can perform trend analyses on all these dimensions based on historical data.

What are the benefits of this system for Swiss Re?
GERMIT is a powerful tool for credit risk management. It allows for accurate exposure and credit limit management, as well as for credit risk portfolio management, which has served us quite well in the current tough economic conditions. It forms the basis for all of Swiss Re's internal credit risk publications and serves as data input for credit risk capital allocation models. Apart from its central credit risk management function, GERMIT also fulfils an important role in credit risk underwriting support.

And what is your fourth example?
Swiss Re's Group Operational Risk Management organisation and processes: a very important entrepreneurial task. Swiss Re defines operational risk as the risk of direct or indirect loss resulting from inadequate or failed internal processes, systems, or from external events. These include risks to reputation and to the implementation of strategy. Swiss Re excludes risks that it deliberately underwrites as its core business, as well as strategic risks and the risk of change in its business volume.

What are the responsibilities of Group Operational Risk Management?
Swiss Re's Group Operational Risk Management is responsible for the integrated view of Swiss Re's operational risk landscape and works in close cooperation with the business groups and the Corporate Centre; they are responsible for their own operational duties, while Group Risk Management sets standards to support implementation and promote best practice. The goal is to minimise exposure to operational risks as far as reasonable from a cost/benefit perspective.

What were the main achievements for operational risk management in 2002?
The establishment of the Group Operational Risk Management network; the organisation of the main operational risk reporting; the agreement on the content of respective guidelines; and the list of top operational risks at Swiss Re. This is a generic list based on experts' broad opinions and was presented to the Finance and Risk Committee of the Board of Directors; it is intended to be a first guide to areas that will be examined in more detail.

What are your goals in the future?
Risk management is never a rigidly defined process, but more of an ongoing one. For Swiss Re, going beyond the defensive approach of limiting downside risks means actively optimising the portfolio from a risk/return perspective and managing the cycle using appropriate tools. Substantial changes have been made to strengthen contract wordings, event limits and exclusions, which are all a part of good risk management. Risk management is, of course, everyone's responsibility.

The Rüschlikon Centre for Global Dialogue

The Centre for Global Dialogue is a place where enquiring minds look ahead to the future of risk. One of the priorities of the Centre is to stage events around topics – social, political, economic or environmental – that have an impact on the global risk market. The aim is to build networks, leverage knowledge and create business opportunities for Swiss Re.

Client focus

Rüschlikon's long-term aim is to engage in a dialogue on topics that are of particular importance to the Group and its clients. Sustainability has become a recurring theme at the Centre: in 2002 it staged several events on the subject, ranging from peer discussions and awareness-building to intensive workshops aimed at developing business strategies and solutions. Conferences on water usage and the reduction of greenhouse gases confirmed Rüschlikon's reputation for attracting experts with a strong focus on business solutions.

Seeking knowledge

To keep event themes relevant, the Centre continually explores new developments. One event in 2002 assessed the risk of terrorism after 11 September 2001 through expert presentations and a panel. At times the Centre collaborates with other organisations on events. Last year the Centre, in partnership with Harvard University, invited 40 experts to explore the complexities of intellectual property ownership, copyright and the new legal frameworks for the 21st century. A conference on intangible values, another relevant topic in today's business climate, saw 40 cross-industry peers meet to exchange ideas about new models for assessing and valuing intangible assets such as knowledge and human capital. By staging events of this kind, Swiss Re has the opportunity to actively engage with its stakeholders, present an industry viewpoint and gain early insight into new and emerging risks. Rüschlikon has become an ideal setting to explore future topics as well as current Swiss Re Top Topics. (Please refer to page 9 for more information on Top Topics.)

Management development

Rüschlikon is also dedicated to building tomorrow's leaders for the Group through its management development programmes. While providing an excellent opportunity for management to network with their peers and share best practices, these programmes provide them with access to cross-divisional representatives, enabling them to share and discuss strategy, ethics and corporate behaviour. This fostering of a strong corporate culture underscores the Swiss Re brand.

To find out more about the Centre's events and initiatives, past and present, please visit its website on www.ruschlikon.net.

Bringing global expertise to the client's doorstep

Swiss Re's Asia Division headquarters **in Hong Kong brings** the company's services to the heart of the Asian markets, joining local skills and expertise with global resources.




中環
Central





Hong Kong's MTR is one of the most modern and heavily used mass transport systems in the world. Construction began in 1975 and the system continues to develop and extend to serve the transportation needs of 7.5 million residents and visitors.

[1] – [4] **At periodic risk inspections, operators, insurers and reinsurers check the required safety standards and risk management issues to keep the system at an optimum risk level.**







The insurance industry carries a substantial part of the operational and economic risk involved in this transport system.

The operation of railroad risks includes man-made hazards such as fires, machinery breakdown, derailments, collisions and natural hazards such as floods or typhoons. An all-risk policy covers those risks and includes business interruption caused by such events.


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Information on Swiss Re's governance

Swiss Re is committed to meeting the highest standards and actively fosters transparency. Corporate governance is the way in which a company is organised, managed and controlled. An extensive degree of disclosure is required as part of good corporate governance.

As an internationally active company, Swiss Re complies with the local rules and regulations of all the countries in which it chooses to do business. But ultimately, Swiss Re is a Swiss company, domiciled in Zurich and organised according to the laws of Switzerland. Its shares are listed on the SWX Swiss Exchange and traded on the virt-x. In 2002, SWX Swiss Exchange issued a corporate governance directive. The description of Swiss Re's corporate governance therefore follows the suggested structure as described in the directive's annex. Unless otherwise stated, the information relates to the 2002 business year or reflects the conditions on 31 December 2002, as appropriate.

1. Group structure and shareholders

1.1 Group structure

a. Operational Group structure


Board of Directors
Corporate Centre
Chief Executive Officer (CEO)
Deputy CEO
Executive Board
Risk & Knowledge
Finance
Communications & Human Resources
Information, Processes & Technology
Business groups
Property & Casualty
Americas
Europe
Asia
Life & Health
North America
United Kingdom
Continental Europe
Asia & rest of world
Financial Services
Risk Solutions
Credit Solutions
Advisory & Capital Markets
Asset Management

b. Listed Group companies
Please refer to the Financial Statements, note 16 on Subsidiaries and equity investees, pages 48–51.

c. Non-listed Group companies
Please refer to the Financial Statements, note 16 on Subsidiaries and equity investees, pages 48–51.

1.2 Significant shareholders
There is only one shareholder with a participation exceeding the 5% threshold of Swiss Re's share capital. The Capital Group Companies, Inc. ("Capital Group"), domiciled in Los Angeles, informed SWX Swiss Exchange on 24 June 2002 that it holds 5.06% of Swiss Re's voting rights on behalf of funds and clients. As these shares have mostly not been registered under any name of the Capital Group companies, Swiss Re is unable to track, on its own, changes in Capital Group's holdings.

1.3 Cross-shareholdings
There are no cross-shareholdings to report.

2. Capital structure

2.1 Capital
Please refer to the statement of shareholders' equity on page 6 of the Financial Statements.

2.2 Authorised and conditional capital
At the Annual General Meeting of 31 May 2001, the creation of conditional capital was approved as follows: a nominal amount of CHF 900 000 for conversion rights and warrants granted in connection with bonds or similar financial instruments issued by the company or by Group companies; a further nominal amount of CHF 700 000 for employee participation purposes, of which CHF 36 948 was issued as per 31 December 2002. No additional authorised and/or conditional capital was created in 2002.

2.3 Changes in capital
Please refer to the statement of shareholders' equity on page 6 of the Financial Statements.

The increase in "Additional paid-in capital" results from shares reserved for corporate purposes (see also comments in section 2.7 below).

2.4 Shares
As of 31 December 2002, Swiss Re's share capital amounted to CHF 32 205 787. It is fully paid-in and divided into 322 057 870 registered shares, each with a nominal value of CHF 0.10. There are no other types of shares with a higher or a limited voting power, privileged dividend entitlement or any other preferential rights; nor are there any other securities representing a part of the company's equity capital. Swiss Re's capital structure ensures equal treatment of all shareholders in accordance with the principle "one share one vote".

2.5 Bonus certificates
Bonus certificates in the sense of the SWX directive are particular types of non-voting securities that substitute or complement shares. These do not exist at Swiss Re.

2.6 Limitations on transferability and nominee registrations

a. Free transferability
Swiss Re's shares are freely transferable, without any limitations, provided that the buyers declare they are the beneficial owners of the shares and comply with the disclosure requirements of the Federal Act on Stock Exchanges and Securities Trading ("Stock Exchange Act") of 24 March 1995.

b. Admissibility of nominee registrations
Trustees or nominees who act as fiduciaries of shareholders are entered without further inquiry in Swiss Re's share register as shareholders with voting rights up to a maximum of 2% of the outstanding share capital available at the time. Additional shares held by such nominees which exceed the limit of 2% of the outstanding share capital are entered in the share register with voting rights only if such nominees disclose the names, addresses and shareholdings of the beneficial owners of the holdings amounting to or exceeding 0.5% of the outstanding share capital. Such nominees must in addition comply with the disclosure requirements of the Stock Exchange Act.

c. Procedure and conditions for cancelling statutory privileges and limitations on transferability
The point is not applicable as no statutory privileges and limitations on transferability exist.

Information on Swiss Re's governance

2. Capital structure (continued)

2.7 Convertible bonds and options

a. Convertible bonds

As stated in the notes to the Group financial statements (note 6 on Debt) an exchangeable bond (TRIPLES), issued in 1999 and maturing in 2004, as well as a convertible bond, issued in 2001 and maturing in 2021, are outstanding:

Maturity	Instrument	Issued in	Currency	Nominal (m)	Exchange terms
2004	Exch. Bond (TRIPLES)	1999	USD	530	i)
2021	Convertible Bonds	2001	USD	1 150	ii)

i) Each noteholder shall have the right to exchange all or any of his/her notes into
   a) fully paid registered shares of Swiss Reinsurance Company at the price of CHF 224.661 per share and 66.3533 Swiss Re shares for each note;
   b) Credit Suisse shares at a price of CHF 96.538 per share and 154.4159 Credit Suisse shares for each note;
   c) Novartis shares at a price of CHF 79.030 per share and 188.6246 Novartis shares for each note.

ii) Holders may convert the bonds due 2021 into registered shares, nominal value CHF 0.10 per share, of Swiss Reinsurance Company at any time on and after 22 November 2001, and prior to the close of business on 21 November 2011, at a conversion price of CHF 207.19 per share.

b. Options

Regarding stock options granted to Swiss Re employees, please refer to note 12 on Stock compensation plans on page 34 of the Financial Statements.

Swiss Re pursued an option strategy and sold call options on shares reserved for corporate purposes. A total amount of 1 983 000 of these shares were used in 2002. The settlement, however, can also be in cash.

3. Board of Directors

3.1 Members of the Board of Directors

a. Status as at 31 December 2002

On the relevant reporting date, the Board of Directors was composed as follows:

Peter Forstmoser

Chairman, non-executive and independent

Mr Forstmoser, a Swiss citizen born in 1943, received his doctor iuris degree from the University of Zurich in 1970, became an attorney-at-law in 1971 and received a master's degree in law from Harvard Law School in 1972.

Mr Forstmoser was elected to the Board in 1990. His mandate was renewed in 1994, 1998 and 2002, each time for a further four years. The Board of Directors elected him Chairman on 30 June 2000. Mr Forstmoser is a law professor at the University of Zurich and has been a partner of Niederer Kraft & Frey, Attorneys, in Zurich, since 1975. He is also chairman of the board of directors of Hesta AG and Hesta Tex AG, Zug, vice-chairman of the board of Mikron Holding AG, Biel, as well as a board member of Bank Hofmann AG, Zurich, and apr – AG für Public Relations, Zurich.

Mr Forstmoser has never had a managing position in the Swiss Re Group and has no important business connections with Swiss Re or any of its Group companies.

Walter B. Kielholz
Vice Chairman and Delegate of the Board of Directors from 1 January 2003, Chief Executive Officer until 31 December 2002

Mr Kielholz, a Swiss citizen born in 1951, studied business administration at the University of St. Gallen, Switzerland, graduating in 1976 with a master's degree in business finance and accounting.

Mr Kielholz joined Swiss Re in 1989. In 1993 he was appointed a member of the Executive Board. He became Swiss Re's Chief Executive Officer on 1 January 1997. In June 1998 he was elected to Swiss Re's Board of Directors, which at the same time appointed him its Delegate. His directorship was renewed for a further four-year period in 2002. As Chief Executive Officer he resigned at the end of 2002 due to his election as chairman of Credit Suisse Group.

Mr Kielholz serves on the board of directors of Credit Suisse Group, Zurich, which elected him chairman with effect from 1 January 2003. He has further directorships in "Winterthur" Swiss Insurance Company, Winterthur, and Partner Re, Bermuda. In addition, Mr Kielholz is president of the International Association for the Study of Insurance Economics, Geneva, "The Geneva Association", president of the "Avenir Suisse" foundation and chairman of the "Zürcher Kunstgesellschaft".

Thomas W. Bechtler
Vice Chairman (until 31 December 2002), non-executive and independent director

Mr Bechtler, a Swiss citizen born in 1949, received his doctor iuris degree from the University of Zurich in 1973, and a master's degree in law from Harvard Law School in 1975.

Mr Bechtler joined Swiss Re's Board of Directors in November 1993. His mandate was renewed in 1997 and 2001, each time for a further four years. In May 2002 he was appointed Vice Chairman.
Mr Bechtler has been managing director of Hesta AG, Zug, since 1972. He also serves on the board of directors of Credit Suisse Group, Zurich, Bucher Industries, Niederweningen, Robert Bosch Internationale Beteiligungen AG, Zurich, Sika AG, Baar, and Conzzeta Holding, Zurich.

Mr Bechtler has never had a managing position in the Swiss Re Group and has no important business connections with Swiss Re or any of its Group companies.

George L. Farr
Non-executive and independent director

Mr Farr, a US citizen born in 1941, received both a bachelor's and a master's degree in business administration from the University of Michigan in 1963 and 1964, respectively.

Mr Farr joined Swiss Re's Board of Directors in November 1996. His mandate was renewed in 2000 for a further four-year period. He has been managing partner of Muirhead Holdings LLC., Greenwich, CT, since 1998. Prior to that he was vice chairman of American Express Company, New York, from 1995 until his retirement in 1998. Before 1995, Mr Farr was a director of McKinsey & Co., New York. Mr Farr serves also as chairman of the board of directors of Covanta Energy, New York, and as a director of Misys plc, London, and Meridian Rail Company, New York.

Mr Farr has never had a managing position in the Swiss Re Group and has no important business connections with Swiss Re or any of its Group companies.

Rajna Gibson
Non-executive and independent director

Ms Gibson, a Swiss citizen born in 1962, studied business and economics at the University of Geneva, graduating with a BA in 1982 and with a PhD in economics and social sciences in 1987.

Ms Gibson was elected to Swiss Re's Board of Directors in June 2000 for a four-year term of office. She has been a professor of financial economics at the Swiss Banking Institute of the University of Zurich since March 2000. She was previously a professor of finance at the University of Lausanne. Ms Gibson is also a member of the Swiss Federal Banking Commission, a director of the National Centre of Competence in Research NCCR, responsible for the financial valuation and risk management project, and an adviser to scientific councils of various educational institutions.

Ms Gibson has never had a managing position in the Swiss Re Group and has no important business connections with Swiss Re or any of its Group companies.

Information on Swiss Re's governance

3. Board of Directors (continued)

Bénédict G. F. Hentsch
Non-executive and independent director

Mr Hentsch, a Swiss citizen born in 1948, studied business administration at the University of St. Gallen, Switzerland, graduating in 1972 with a master's degree in business finance and accounting.

Bénédict G. F. Hentsch was elected to Swiss Re's Board of Directors in 1993. His mandate was renewed in 1997 and 2001, each time for a further four-year term of office. He was a partner of Darier Hentsch & Cie, Geneva, from 1985 until October 2001 and chaired the Swiss Private Bankers Association from 1998 until 2001. He continues to be a member of the board of directors of the newspaper "Le Temps" and a member of the board of the "Avenir Suisse" foundation.

Mr Hentsch has never had a managing position in the Swiss Re Group and has no important business connections with Swiss Re or any of its Group companies.

Jorge Paulo Lemann
Non-executive and independent director

Mr Lemann, a Brazilian and Swiss citizen born in 1939, graduated from Harvard University, Boston, in 1961.

Mr Lemann joined Swiss Re's Board of Directors in 1999 for a four-year term of office. He will stand for re-election at the Annual General Meeting of 12 May 2003. He is an entrepreneur with controlling stakes in AmBev, a brewery, Lojas Americanas, a discount store chain, and GP Investimentos, a buy-out and restructuring firm with interests in Brazilian railways, supermarkets, amusement parks and telecommunications. He also serves on the board of directors of The Gillette Company, Boston, and of the Associates at the Harvard Business School. In addition, he serves on the international advisory boards of DaimlerChrysler Corp., Auburn Hills, Michigan and Credit Suisse Group, Zurich (until March 2003), and as chairman of the Latin American Advisory Committee of the New York Stock Exchange.

Mr Lemann has never had a managing position in the Swiss Re Group and has no important business connections with Swiss Re or any of its Group companies.

Bob Scott
Non-executive and independent director

Mr Scott, a British and Australian citizen born in 1942, was educated at Scots College, Wellington, New Zealand. He has been a senior associate of the Australian and New Zealand Institute of Insurance and Finance (ANZIIF) since1965 and was made a Commander of the British Empire (CBE) in 2002.

Mr Scott joined Swiss Re's Board of Directors in 2002 for a four-year term of office. He is a retired group chief executive of CGNU plc. In the 1990s, he was group chief executive of General Accident and, following the merger with Commercial Union in 1998, was appointed group chief executive of CGU plc. Following the merger in 2000 with Norwich Union, Mr Scott became group chief executive of CGNU plc, retiring in May 2001. Mr Scott was also chairman of the Association of British Insurers in 2000–2001, and board member during the previous four years.

Mr Scott is a non-executive director of the Royal Bank of Scotland plc, Jardine Lloyd Thompson Group plc, Yell Group plc and Focus Wickes Ltd.

Mr Scott has never had a managing position in the Swiss Re Group and has no important business connections with Swiss Re or any of its Group companies.

b. Changes in the course of the business year 2002

Lukas Mühlemann's mandate expired at the Annual General Meeting of 6 May 2002.

Oswald J. Grübel, who became a director at the Annual General Meeting of 6 May 2002, stepped down on 11 July 2002 when he resumed his earlier position on Credit Suisse Group's executive board.

Ernesto Jutzi passed away on 4 September 2002.

c. Changes since 31 December 2002
The position of Vice Chairman was transferred to Walter B. Kielholz from Thomas W. Bechtler, on 1 January 2003.

d. Nominations for the election to be held at the Annual General Meeting of 12 May 2003
The Board of Directors intends to nominate the following candidates for initial election to the Board, each with a four-year term of office:

Raymund Breu
Non-executive and independent director

Mr Breu, a Swiss citizen born in 1945, graduated from the Swiss Federal Institute of Technology, Zurich, with a doctorate in mathematics in 1971.

Mr Breu has been CFO and a member of the executive committee of Novartis since the group's foundation in 1996. In the preceding three years, Mr Breu was the head of group finance and a member of the executive board of Sandoz.

John F. Smith, Jr.
Non-executive and independent director

Mr Smith, a US and Swiss citizen born in 1938, received his Bachelor of Business Administration from the University of Massachusetts in 1960 and a Master of Business Administration from Boston University in 1965.

Mr Smith has been chairman of the board of directors of General Motors Corporation, Detroit, since 1996. From 1992 to 2000 he also served as chief executive officer of that company.

3.2 Other activities and functions
Please refer to the information provided in section 3.1.

3.3 Cross-involvement
Not applicable.

3.4 Elections and term of office

a. Principles of the election procedure and term limits
The term of office of a directorship is four years. It begins with the date of election by an Annual General Meeting and ends on the fourth subsequent Annual General Meeting. Members whose term has expired are immediately eligible for re-election.

Each proposed election and re-election is substantiated by the Chairman at the Annual General Meeting and is separately voted upon.

The age limit is 70. Members who reach the age of 70 during a regular term of office shall tender their resignation at the Annual General Meeting following the attainment of that age.

b. First election and remaining term of each director
Please refer to the information provided in section 3.1.

3.5 Internal organisational structure

a. Allocation of tasks within the Board of Directors
Chairman of the Board of Directors
The Chairman of the Board of Directors exercises ultimate supervision of the Executive Board on behalf of the Board of Directors; he supervises Group Internal Audit and appoints its head, subject to confirmation by the Audit Committee; he convenes meetings of the Board of Directors and the Committees of Directors; he makes preparations for, and presides at, the meetings of the Board of Directors; he presides at the Annual General Meeting of shareholders; he represents the company in matters involving shareholders; he makes decisions concerning the authority of the Board of Directors or its committees to the extent that the Board does not make such a decision itself; he makes decisions about the applicability and interpretation of the Corporate Bylaws to the extent that the Board does not make such a decision itself.

Delegate of the Board of Directors
Until the end of 2002, the Delegate also held the function of Chief Executive Officer. However, the Board of Directors amended the Corporate Bylaws with effect from 1 January 2003. Accordingly, the Delegate's responsibilities are to liaise between the Board of Directors and the Executive Board with particular regard to strategy, management development and succession planning.

Information on Swiss Re's governance

3. Board of Directors (continued)

b. Committees of the Board of Directors: members, tasks and responsibilities

General provisions for all Committees

The Board of Directors may delegate the preparation and execution of its resolutions to committees or individual members of the Board. The Board is responsible for ensuring that the corresponding reporting is adequate.

The Committees conduct or authorise investigations into any matters within their respective scope of responsibility, thereby taking into consideration both relevant peer group practices as well as general best practices. They are empowered to retain independent counsel, accountants or other experts if deemed necessary including for purposes of benchmarking best practices.

The Committees seek to verify full legal and regulatory compliance within their respective scope of responsibilities and consider compliance with best practice recommendations.

Audit Committee (AC)

Members

Thomas W. Bechtler, Chair
Rajna Gibson
Jorge Paulo Lemann
Bob Scott

Tasks and responsibilities

The central task of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities as they relate to the integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the external auditor's qualifications, and the performance of the company's internal audit unit and the external auditor.

In carrying out this function, the Committee serves as an independent and objective monitor of the performance of the company's financial reporting process and system of internal control and provides for ongoing communication between the external auditor, management, Group Internal Audit and the Board with regard to the company's financial position and affairs.

More specific duties and responsibilities of the Committee are listed in its charter of duties.

Compensation and Appointments Committee (CAC)

Members

George L. Farr, Chair
Thomas W. Bechtler
Peter Forstmoser
Bob Scott

Tasks and responsibilities

As regards compensation, the Committee ensures the development of a compensation philosophy; it reviews and approves the Group's compensation and pension plans; it recommends to the Board the amount and composition of remuneration of the members of the Board; it determines the amount and composition of remuneration of the Chairman, the Delegate, the CEO and the members of the Executive Board under consideration of their performance; it approves the total amount available for performance-based compensation; and it ensures compliance with any remuneration disclosure requirements.

In respect of personnel matters, the Committee makes proposals to the Board that ensure an adequate size and a well-balanced composition of the Board; it ensures the development of guidelines for selecting candidates for election to the Board and the Executive Board; it evaluates Board-member candidates and makes recommendations to the Board; it evaluates proposals made to the Board for the appointment and removal of members of the Executive Board; it approves employment contracts with the Chairman, the Delegate, the CEO and the members of the Executive Board; and it reviews executive succession and emergency plans.

Finance and Risk Committee (FRC)
Members
Rajna Gibson, Chair
Walter B. Kielholz
Bob Scott

Tasks and responsibilities
As regards risk management, the Committee approves the basic reinsurance principles; it evaluates the bases on which the Board of Directors determines the risk tolerance level in reinsurance and capital investments; it reviews the methodology for risk measurement; it reviews the results of risk-adjusted capital calculations; it assesses the risk reports; it reviews the most important risk exposures categorised by business groups and products including underwriting risk, financial market risk, credit risk, liquidity risk, model risk, operational risk and their corresponding limits; it reviews the appropriateness of the risk management techniques employed; and it reviews the methodology of determining the claims reserves, their development and adequacy.

In respect of balance sheet issues, the Committee reviews capital adequacy; it reviews strategic asset allocation and its conformity with the risk tolerance level as determined by the Board; it reviews the structure of the balance sheet; it reviews the management of equity capital and the corresponding risk management techniques; it reviews the ratings received from the major rating agencies, takes note of their considerations and reviews management's reaction and recommendations thereto.

Governance and Shareholder Relations Committee (GSRC)
Members
Peter Forstmoser, Chair
George L. Farr
Bénédict G. F. Hentsch
Walter B. Kielholz

Tasks and responsibilities
The Committee measures the Group's governance against relevant best-practice recommendations and informs the Board of its findings and emerging trends; it ensures compliance with corporate governance disclosure requirements; it reviews and evaluates the Group's disclosure policy; it reviews the Group's external communications policy in the context of best practices in the markets deemed most relevant; it monitors investor relations activities; it examines how reports are made, especially with regard to whether they fulfil the needs and expectations of international investors; it monitors the shareholder structure; it has initial responsibility for assessing any merger and take-over proposals submitted to the Group; and it has initial responsibility for reviewing material transactions with any of the Group's significant shareholders.

Investments Committee (IC)
Members
George L. Farr, Chair
Bénédict G.F. Hentsch
Walter B. Kielholz
Jorge Paulo Lemann

Tasks and responsibilities
As regards Group assets, the Committee reviews the principles to be applied in capital investments; it approves the guidelines regulating the use of derivative instruments; it keeps abreast of the other guidelines relating to asset management; it reviews the tactical allocation of assets for the next financial reporting period; it reviews the performance of the asset-managing units, measured against benchmarks; it receives reports on the use of derivative instruments; and it reviews the business relationship of the asset-managing units with their counterparties and the transaction fees.

In respect of Group finance, the Committee reviews cash management; it reviews the relationships with banks; it reviews all open derivatives positions of the Group; and it complies with any formalities required of the Board of Directors by applicable laws, regulations or obligations to counterparties.

Information on Swiss Re's governance

3. Board of Directors (continued)

c. Work methods of the Board of Directors and its Committees

The Board typically meets six times per year for two consecutive days. The first day is reserved for the Committees, while on the second day the full Board meets for as long as required, mostly the whole day. The regular meetings are typically held in February, March, April, May, August and December. Additional meetings are called at short notice if and when required. Each of the Board meetings has a special focus, which is basically related to Swiss Re's reporting schedule. Such focuses are the financial statements, the analysis of internal results; interim results, the medium-term business plan, strategic issues and corporate governance. The Committees meet, on average, three to four times per year.

In 2002, the following meetings were held:

Month	BoD	AC	CAC	FRC	GSRC	IC
January			regular			
February	regular					
March	regular	regular	regular		regular	regular
April	regular	regular	regular	regular		
May	regular			regular	regular	regular
August	regular	regular				regular
November	extra					
December	regular			regular	regular	regular
December	extra					

Normally, either the entire Executive Board or the Executive Board Committee is in attendance at the meetings of the Board of Directors.

At the meetings of the Board Committees, those members of the Executive Board are normally present who have the information and expertise required for the respective Committee to perform its duties. The Head of Group Internal Audit and two senior representatives of the external auditor are also regular participants in the meetings of the Audit Committee.

The attendance rate was 100% at the regular meetings throughout the year. At the extraordinary meetings, which were, by definition, called at shorter notice, it was slightly less; however, the excused directors expressed their opinions bilaterally.

3.6 Definition of areas of responsibility

Swiss Re's Board of Directors has delegated the conduct of business operations to an Executive Board made up of 18 senior executive officers. Members of the Executive Board are appointed by the Board of Directors upon recommendation of the Chief Executive Officer and after consultation with the Compensation and Appointments Committee. The Executive Board is headed by the Chief Executive Officer and comprises his deputy, the heads of the three business groups with the respective division and business unit heads, and the heads of the four divisions of the Corporate Centre. The Executive Board is responsible for the operational management of the Group as well as the coordination and execution of the Group's business operations. The Executive Board has delegated authority to the Executive Board Committee, consisting of eight members. The Executive Board Committee is responsible for the conduct of day-to-day operational business activities. The Executive Board held seven meetings in 2002, mostly on two consecutive days. Two of those meetings were extended ones for the consideration of strategic issues. The Executive Board Committee has, as a rule, two meetings per month, except when the full Executive Board meets and in holiday seasons. In 2002, it met 17 times.

3.7 Information and control instruments

The internal control system comprises a risk management system designed for the size, complexity and risk profile of the company, an internal auditing procedure and an organisation that ensures adherence to certain standards (compliance). Swiss Re is thus organised as follows:

a. Group Risk Management

The decentralisation of business activities and the increasing complexity of the transactions, performed in various units involving many different skills, has led to the creation of a strong Group Risk Management in parallel with the formation of business groups and the separation of tasks between the Corporate Centre and the business groups. Group Risk Management forms part of the Risk & Knowledge Division. It reports to the Chief Risk Officer and is responsible for creating transparency in the risks assumed by the business units, in the investment process and in strategic asset allocation.

There is a clear separation of tasks between the business units (with their own risk management organisations) and Group Risk Management. Group Risk Management sets the guidelines and standards, based on best practice. It is also responsible for developing risk measurement techniques, updating guidelines and managing the risk reporting process. The business units are responsible for implementing Group guidelines in their particular areas of activity, adhering to limits and procedures, and managing data in the reporting process. The risks under consideration are underwriting risks, financial-market risks, credit risks, and operational risks. Swiss Re's risk landscape is updated and quantified whenever larger changes occur, such as movements in the market values of securities, acquisition of companies, or very large transactions. The results of Group Risk Management analyses are regularly discussed by both the Executive Board and the Finance and Risk Committee.

b. Group Internal Audit

Within Swiss Re Group, Group Internal Audit provides the Chairman, Board of Directors and Executive Board of Swiss Re with an independent, objective assurance and consulting activity designed to assess the adequacy and effectiveness of the Group's system of internal control, adding value through improving the Group's operations.

Organisationally independent of management, the Head of Group Internal Audit reports directly to the Chairman of the Board of Directors and regularly reports to the Audit Committee. Group Internal Audit focuses its activities primarily on those areas identified as possessing the highest operating and control risks within the Group. Group Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.

Group Internal Audit discusses the reports and issues arising from internal audits with the responsible Executive Board members and the Group Chief Executive Officer. Group Internal Audit also discusses the most important audit issues with the Audit Committee and provides it with an annual evaluation of the Group's system of internal control. At the specific request of the Chairman, the Audit Committee or members of the Executive Board of Swiss Re, Group Internal Audit also carries out special analyses and reviews.

c. Compliance

Compliance at Swiss Re means the upholding of legal, regulatory and ethical standards by staff throughout the company. Swiss Re fulfils this task based on a Group-wide Code of Conduct that expresses Swiss Re's core principles and values, providing guidance on their application in all business conduct and stipulating the behavioural requirements applicable to every Swiss Re employee. A Group Compliance Programme defines the role and duties of the compliance officers employed by Swiss Re, who report to the Group Compliance Officer and run local centres of competence whose remit is to maintain Group procedures and local or regional practices. The necessary training of staff and compliance officers in order to attain best practice in compliance matters is carried out regularly at a local and Group level. The Group Compliance Officer provides the Audit Committee with a compliance report on a regular basis, and also reports to the Chief Risk Officer as part of Group Risk Management. The Group Compliance Officer also conducts periodic compliance risk assessments. Management is advised on appropriate control measures, with corresponding action plans being implemented via the Compliance Officer network, and in cooperation with key functions such as Group Internal Audit, Group Risk Management and line management.

d. External auditor

The external auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. PricewaterhouseCoopers has executed this function since 1991 (originally as Revisuisse Price Waterhouse).

Prior to the commencement of the external audit, the external auditor presents its plan and estimated fees to the Audit Committee for approval. At the conclusion of the external audit, the external auditor presents and discusses its report on the financial statements with the Audit Committee, and highlights any significant internal control issues identified.

Each year the external auditor is required to provide a formal written statement to the Audit Committee defining all relationships it has with the Swiss Re Group. The Audit Committee and external auditor discuss any disclosed relationships or services that might affect the external auditor's objectivity and independence.

To further protect the independence of the external auditor, the Chief Financial Officer is required to review annually the external auditor's non-audit services and fees and discuss the results with the Audit Committee. In addition, proposals to employ former senior executives of the external auditor, previously involved in the external audit, are required to be reviewed and approved in advance by the Audit Committee.

Information on Swiss Re's governance
(continued)

4. Executive Board

4.1 Members of the Executive Board

John R. Coomber
Chief Executive Officer from 1 January 2003, Member of the Executive Board Committee, and Head of the Life & Health Business Group until 31 March 2003

Mr Coomber, a British citizen born in 1949, graduated in theoretical mechanics from Nottingham University in 1970.

Mr Coomber started his career with the Phoenix Insurance Company. He joined Swiss Re in 1973. Having qualified as an actuary in 1974, he first specialised in the company's life reinsurance. He was Swiss Re (UK)'s appointed actuary from 1983 to 1990. In 1987 he assumed responsibility for the life division and, in 1993, was made head of the company's UK operations. Mr Coomber was appointed Member of the Executive Board in April 1995, responsible for the Group's Life & Health Division. In June 2000, he became a member of the Executive Board Committee. In November 2002, the Board of Directors appointed him CEO with effect from 1 January 2003.

Jacques Aigrain
Member of the Executive Board Committee, Head of the Financial Services Business Group

Mr Aigrain, a Swiss and French citizen born in 1954, received a PhD in economics, in 1981, from the Sorbonne, in France, after studying law at the Sorbonne and economics at Dauphine University.

Jacques Aigrain joined Swiss Re in June 2001, to assume his current position. Previously, Mr Aigrain worked for JPMorgan in various positions and locations, predominantly in investment banking, capital markets, and mergers and acquisitions. Immediately prior to joining Swiss Re, he was a managing director and a member of JPMorgan's investment banking management committee, where he was co-head of client coverage, responsible for the financial institutions and classical economy sectors.

Martin Albers
Member of the Executive Board, Head of the Risk Solutions Unit in the Financial Services Business Group

Mr Albers, a Swiss citizen born in 1960, graduated from the Swiss Federal Institute of Technology, Zurich, in 1985 with a degree in engineering, and in 1991 earned an MBA from the JL Kellogg Graduate School of Management at Northwestern University, Chicago.

Mr Albers joined Swiss Re as head of Product Controlling in 1994, after having worked for over three years with Boston Consulting Group. In 1996 he became head of property and casualty business in Canada and, in 1999, in the UK. Mr Albers was appointed to the Executive Board in January 2002. He assumed his current position in June 2002.

Walter Anderau
Member of the Executive Board, Head of the Communications & Human Resources Division

Mr Anderau, a Swiss citizen born in 1946, received a degree in history from the University of Zurich in 1972 after studies both in Zurich and Paris.

Walter Anderau joined Swiss Re in 1998 as head of Group Human Resources. Prior to that, he worked for ten years at Kraft Jacobs Suchard, where he was chairman of the board of Swiss operations, director on the company's European board and, as vice president corporate affairs, member of the executive board of Kraft (Europe). From 1985 to 1988, Mr Anderau headed Switzerland's "700th anniversary celebration" (CH 91). He was appointed to the Executive Board in July 1999 to take on his present position.

In the cultural field, he is chairman of the board of trustees of the Wohnmuseum Bärengasse in Zurich and a member of the foundation committee of the Monastery of St. John in Müstair (Graubünden), a UNESCO world heritage site.

Andreas Beerli
Member of the Executive Board, Head of the Americas Division within the Property & Casualty Business Group

Mr Beerli, a Swiss citizen born in 1951, graduated in law in 1976 and received a doctor iuris degree from the University of Basle in 1983.

Mr Beerli joined Swiss Re in 1979, serving in various marketing functions until 1984. He then worked for Credit Suisse in private banking and the Baloise Insurance Group where he served in the company's foreign operations. He rejoined Swiss Re in 1993. In 1997, he restructured and integrated the newly acquired Italian reinsurance company Uniorias. In 1998, he assumed the additional position as Head of the Global Clients Unit. He was promoted to his current position in January 2000.

Mr Beerli is a member of the board of the Reinsurance Association of America.

Giuseppe Benelli
Chief Investment Officer, Member of the Executive Board Committee, Head of the Asset Management Unit within the Financial Services Business Group

Mr Benelli, a Swiss citizen born in 1953, gained his doctorate in economics from the University of Berne in 1982. Before graduating, he spent several semesters at the Graduate School of Management, University of Rochester, New York. He went on to complete a programme in security analysis and portfolio management at the International Center for Monetary and Banking Studies in Geneva.

Mr Benelli joined Swiss Re on 1 January 2000 as a member of the Executive Board, and was appointed to the Executive Board Committee on 1 January 2002. He first worked in research, financial analysis and fund management for UBS in Zurich, before moving to Bank Leu in 1988, where he headed the financial analysis and portfolio management service centre. He became a member of Bank Leu's executive board in 1998.

Phillip Colebatch
Member of the Executive Board, Head of the Advisory and Capital Markets Unit within the Financial Services Business Group

Mr Colebatch, an Australian citizen born in 1944, received a Master of Science from the Massachusetts Institute of Technology in 1969 and a doctorate in business administration from Harvard Business School in 1973.

Mr Colebatch joined Swiss Re in September 2002 to assume his current position, which includes responsibility for Fox-Pitt, Kelton (FPK) and Swiss Re Financial Products. Before joining, Mr Colebatch was with Credit Suisse Group, where he most recently served as a member of the group executive board and CEO of Credit Suisse Asset Management. Mr Colebatch began his career with Citicorp in New York and held a number of senior investment banking positions in Hong Kong and London.

Jacques E. Dubois
Member of the Executive Board, Deputy Head of the Life & Health Business Group, Chairman & CEO of Swiss Re America Holding Corporation

Mr Dubois, a US citizen born in 1949, graduated from the College of the Holy Cross in Worcester, Massachusetts, in 1970 with a degree in mathematics. He also received a master's degree in business administration in 1972 from the Amos Tuck School at Dartmouth College, Hanover, New Hampshire.

Mr Dubois joined Swiss Re in conjunction with the company's acquisition of Life Re in 1999. In June 2000, he was appointed a member of the Executive Board and Deputy Head of the Life & Health Business Group.

Mr Dubois began his business career at Philo Smith & Co., a securities firm specialising in insurance stock research and the merger and acquisition of insurance companies. In 1979, he joined Insurance Investment Associates, an investment banking partnership focused exclusively on mergers and acquisitions of life insurance companies. In 1988, Mr Dubois cofounded Life Re Corporation in view of the purchase of the General Reassurance Company by way of a leveraged buy-out from General Reinsurance Corporation. He served as president and chief operating officer of Life Re Corporation from 1988 to 1998. He continued as a partner of Insurance Investment Associates until December 1998, when he resigned upon the acquisition of Life Re Corporation by Swiss Re.

John H. Fitzpatrick
Chief Financial Officer until 31 March 2003, Member of the Executive Board Committee, designated Head of the Life & Health Business Group effective 1 April 2003

Mr Fitzpatrick, a US citizen born in 1956, graduated from the Loyola University of Chicago with a Bachelor of Business Administration in 1979. He is a Chartered Financial Analyst (CFA) (1987) and a Certified Public Accountant (CPA) (1979).

Mr Fitzpatrick joined Swiss Re in July 1998 as Chief Financial Officer. Before joining, he was senior managing director and co-head of Securitas Capital, a joint venture between Swiss Re and Credit Suisse focusing on private equity opportunities in the insurance industry. From 1996 to 1998 he was a senior managing director at Zurich Centre Resources Ltd., where he focused on start-ups of new insurance companies. From 1990 to 1996 he was CFO and a member of the board of directors of Kemper Corporation. Originally he had started with Kemper as a financial analyst in 1978, rising to the position of vice president in corporate finance in 1986.

John H. Fitzpatrick is a member of the Financial Services Chapter Board of the Swiss-American Chamber of Commerce, having been its chairman from June 1999 to 2002.

Information on Swiss Re's governance

4. Executive Board (continued)

John J. Hendrickson

Member of the Executive Board, Head of the Capital Partners Unit within the Financial Services Business Group until 31 March 2003

Mr Hendrickson, a US citizen born in 1960, obtained a Master of Science degree in industrial engineering with emphasis on financial analysis and also a Bachelor of Arts in history, both in 1983 from Stanford University.

John J. Hendrickson joined Swiss Re in July 1998 to assume his current position. He is chairman of Securitas Capital, LLC, the management company of the Securitas investment programme, a joint venture between Swiss Re and Credit Suisse Group. Prior to his association with Swiss Re, Mr Hendrickson served as an investment banker with Smith Barney, Inc.

Rudolf Kellenberger

Deputy Chief Executive Officer, member of the Executive Board Committee

Mr Kellenberger, a Swiss citizen born in 1945, studied civil engineering at the Swiss Federal Institute of Technology in Zurich, graduating in 1970.

Mr Kellenberger joined Swiss Re in 1978, holding various assignments in facultative and treaty business within the engineering department. In the early 1980s, he was responsible for Southeast Asia, operating from Hong Kong. In 1990 he was appointed head of the engineering department. In 1993 he was appointed to the Executive Board, responsible for the Northern Europe reinsurance sector and special lines. In 1998 he was appointed Head of Europe Division. On 1 April 2000, he became Deputy Chief Executive Officer. Mr Kellenberger started his career as a project engineer in bridge construction before moving to England, where he worked for a major Swiss construction company.

Mr Kellenberger is also a member of the board of the Swiss Insurance Association and of the supervisory board of Wüstenrot & Württembergische AG, Stuttgart, as well as vice chairman of Gerling NCM Credit and Finance AG, Cologne, and a member of the international advisory board of Fortis, Brussels.

Walter B. Kielholz

Chief Executive Officer until 31 December 2002

Please refer to section 3 above.

Michel M. Liès

Member of the Executive Board, Head of the Europe Division within the Property & Casualty Business Group

Mr Liès, a citizen of Luxembourg born in 1954, received a degree in mathematics from the Swiss Federal Institute of Technology, Zurich, in 1974.

Mr Liès joined Swiss Re's life department in 1978. Based in Zurich, he first covered the Latin American market. From 1983 to 1993, he was responsible for France and the countries of the Iberian Peninsula. In 1994 he moved to the non-life sector of the Southern Europe/Latin America department, which he headed from 1997. Mr Liès became a member of the Executive Board and Head of the Latin America Division in 1998. On 1 April 2000, he assumed his current function. Prior to joining Swiss Re, Mr Liès was in charge of the finance department at the Brazilian branch of an Italian company.

Mr Liès is also a non-executive director of CNP Assurances, Paris.

Stefan Lippe

Member of the Executive Board Committee, Head of the Property & Casualty Business Group

Mr Lippe, a German citizen born in 1955, graduated in mathematics and received a doctorate in business administration from the University of Mannheim in 1982.

Mr Lippe joined Bavarian Re in 1983. In 1986 he became head of the non-proportional underwriting department. He was appointed deputy member of the board of management in 1988 and a full member in 1991, when he assumed general responsibility for the company's operations in the German-speaking area. In 1993 he became chairman of the board of management of Bavarian Re. In 1995 he was appointed a member of Swiss Re's Executive Board, responsible for the Bavarian Re Group. He was assigned his current position in April 2001.

Pierre L. Ozendo

Member of the Executive Board, Head of the Asia Division within the Property & Casualty Business Group

Mr Ozendo, a US and French citizen born in 1950, attended the University of San Francisco from 1968 to 1971, studied political science and earned a bachelor of arts degree.

Pierre Ozendo joined the Swiss Re Group in 1995, taking on an assignment as chief executive officer of the subsidiary Union Re, effective 1 January 1996. Mr Ozendo was appointed to Swiss Re's Executive Board on 1 July 1996. Following Union Re's integration with Swiss Re, he was named Head of the Group's Asia Division in 1998. Before joining Swiss Re, Mr Ozendo worked for General Reinsurance

Corporation from 1975 to 1995. In 1986 he moved to Switzerland as general manager of General Reinsurance Corporation (Europe) in Zurich. He was appointed president and managing director of General Re Europe Limited in 1994. Mr Ozendo was previously employed as an underwriter by the New York Life Insurance Company in San Francisco.

Mr Ozendo serves as a vice chairman of the Evian Group and is a board member of the International Insurance Society.

Bruno Porro
Chief Risk Officer, Member of the Executive Board Committee, Head of the Risk & Knowledge Division

Mr Porro, a Swiss citizen born in 1945, graduated from the Swiss Federal Institute of Technology, Zurich, in 1969 as a civil engineer. While in employment, he obtained a doctorate in economics in 1978.

Mr Porro joined Swiss Re in 1978, where he established a group involved with the assessment of natural hazards. In 1987 he became head of the development and capacity utilisation section and assumed responsibility for the catastrophe fund covers of Swiss Re and its Group companies. In 1989 he moved to the Spain/Portugal marketing area, becoming Deputy Head of the Latin America/Spain/Portugal Department in 1994. He was appointed to the Executive Board in 1995, with responsibility for Southern Europe and Latin America. In 1998, he was named Chief Risk Officer and also became a member of the Executive Board Committee. Prior to joining Swiss Re, Mr Porro had various assignments at the Swiss Federal Institute of Technology.

Chris C. Stroup
Member of the Executive Board, in charge of the Life & Health Business Group's North American operations

Mr Stroup, a US citizen born in 1961, received a BSc degree in economics from the University of Pennsylvania in 1983, and a Master of Business Administration from the Columbia University, New York, in 1990.

Mr Stroup joined Life Re Corporation in 1996, where he served as director, executive vice president and chief financial officer until Swiss Re acquired the company in 1998. He was appointed a member of Swiss Re's Executive Board on 1 January 2002. Before joining Life Re, Mr Stroup worked with Ernst & Young LLP, where he served as a partner from 1993 to 1996.

Mr Stroup, who is also a Certified Public Accountant, has been active in professional societies for a number of years. He has been involved in the American Institute of Certified Public Accountants as well as the Connecticut Society of Certified Public Accountants.

Yury Zaytsev
Group Information Officer, Member of the Executive Board, Head of the Information, Processes & Technology Division

Mr Zaytsev, a US citizen born in 1949, studied engineering and computer technology at the Technical University of Lvov, Ukraine, graduating in 1971 with a master's degree in mechanical engineering.

Mr Zaytsev joined Swiss Re in 1992 as head of corporate information resources for US subsidiaries, based in New York. In 1995 he was seconded to head office in Zurich, where he was put in charge of Group Information and Technology and the Group's Data Centre. Mr Zaytsev was appointed to the Executive Board in 1999 as Group Information Officer. Prior to joining Swiss Re, Mr Zaytsev developed the IT systems for the 1980 Olympic Games in Moscow. He then emigrated to the US, where he first worked as an IT project manager for the retail group Kmart in New Jersey. He then spent seven years working for the American International Group, New York, where he handled the firm's domestic and international IT applications.

4.2 Important changes since 31 December 2002

On 19 December 2002, the Board of Directors appointed *Ann F. Godbehere* to the position of Chief Financial Officer and Member of the Executive Board Committee with effect from 1 April 2003. She succeeds John H. Fitzpatrick who will become Head of the Life & Health Business Group from the same date.

Ann F. Godbehere, a Canadian citizen born in 1955, qualified as a Certified General Accountant in Canada in 1984. Ms Godbehere joined Mercantile & General Re in 1981, where she rose to senior vice president and controller. When Swiss Re acquired M&G, she became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997 she was appointed CEO of Swiss Re Life & Health Canada. She moved to London as Chief Financial Officer of the Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as CFO in 2001.

With effect from 1 March 2003, Swiss Re simplified its asset management organisation. Capital Partners has been integrated into Swiss Re Asset Management in order to streamline processes and achieve operational efficiencies. In this context, *John J. Hendrickson* will step down from the Executive Board as of 31 March 2003.

4.3 Management contracts

Swiss Re Life & Health America Inc. and one of its direct subsidiaries, both of which are US life insurance subsidiaries of Swiss Reinsurance Company (such US insurance subsidiaries are hereinafter referred to as "Swiss Re Life"), are parties to third party administration contracts (the "TPA Agreement") with Computer Sciences Corporation or one or more of its affiliates ("CSC"), which is a Nevada-based corporation. The TPA Agreement provides for CSC to deliver substantially all policyholder administration services, including claims services, for an aggregate of approximately 1.8 million direct life insurance policies and annuities of Swiss Re Life and its clients. Pursuant to the TPA Agreement, CSC provides such policyholder administration services at a number of operational sites throughout the United States. The TPA Agreement has various expiration dates depending on the various blocks of insurance business and types of services covered by a particular TPA Agreement. The expiration dates range from 2003 to 2009. Swiss Re Life and CSC are negotiating new agreements to supersede the TPA Agreements currently in existence and expect to conclude such negotiations in 2003 on terms substantially similar to the terms of the current TPA Agreements.

5. Compensations, shareholdings and loans

5.1 Content and method of determining the compensation and the shareholding programmes

Compensation of the Chairman of the Board of Directors, the CEO and other members of the Executive Board is set by the Board of Directors' Compensation and Appointments Committee. This Committee convenes three to four times a year and presents its proposals to the full Board of Directors for approval. The Committee's remit also includes responsibility for the compensation philosophy and approving compensation plans.

The Board of Directors receives an honorarium in the form of shares that are deferred for four years. Only the Chairman and the Delegate receive an additional emolument, which includes performance-related pay.

Swiss Re has a "pay for performance" philosophy. The Executive Board is paid a base salary and variable bonus. The fixed salary consists of a cash payment, while the bonus can be either in cash or shares that are deferred for four years. Furthermore, all Executive Board members are obliged, after a period of four years, to own a minimum of four years' base salary in shares. For the Chief Executive Officer, the requirement is the equivalent of six annual base salaries.

Swiss Re also grants its top management options as a long-term performance incentive. The size of the option grant depends on the labour market, the degree of influence on the Group result, and the potential and acceptability of the resulting dilution. Swiss Re options have a total duration of ten years with a four-year vesting period. In the event of resignation during this period, entitlement to the options is forfeited.

The Executive Board's performance assessment is based on annual objectives involving financial and qualitative elements. The bonuses distributed for a year's service are paid in April of the following year. All amounts disclosed relate to the performance year 2002 with some elements to be credited in April 2003.

5.2 Compensation for acting members of governing bodies

	CHF millions
Executive Board (18 members)	39.8
Board of Directors (9 members)	1.1
Total	**40.9**

The compensation figures for the Chief Executive Officer, who was simultaneously an executive member of the Board of Directors, are included in the Executive Board amounts in accordance with the SWX directive. This principle is also applied in the other tables where a differentiation is made between the Executive Board and the Board of Directors.

The total shown includes all the remuneration components except for deferred shares and options, which are shown separately. Cash payments, allowances, value of preferential rates on loans, other financial benefits as well as the amount of actuarial funding needed for pensions are included in this figure. Swiss Re does not have a separate pension plan for members of the governing bodies.

5.3 Compensation for former members of governing bodies

	Number of shares allocated in 2002	CHF millions
Executive Board (3 members)	12 085	1.5
Board of Directors (1 member)	16 182	

Two former members of the Executive Board perform periodic services on behalf of the firm. The shares allotted to a former member of the Board of Directors relate to services rendered over several years prior to 2002. The shares are deferred for four years and have a discounted taxable value of CHF 122.40.

5.4 Share allocation

	Share allocation for 2002
Executive Board (18 members)	325 647
Board of Directors (9 members)	29 591
Total	**355 238**

Executive Board members must receive between 25% and 100% of their performance-related pay in shares. All shares awarded to the Executive Board are subject to a four-year deferral period. The bonus plan provides that the final split between cash and shares has to be elected by April. For the purpose of this disclosure, we assumed a take-up rate of 75% which is in line with experience from prior years. The Swiss Re share has a discounted taxable value of CHF 53.60 for the performance bonus payable in April 2003.

5.5 Share ownership

	Number of shares held on 31 December 2002
Executive Board (18 members)	1 119 015
Board of Directors (7 members)	138 963
Total	**1 257 978**

In addition to those shares held by the person in question on the reporting date, shareholdings consist of any shares held by his/her spouse, minors, and of directly controlled companies.

5.6 Allocated number of options

a. Executive Board

	Average exercise price (CHF)							
Grant year	60	68	74	128	144	152	163	183.3
1996 (2)	18 000							
1997 (2)			20 000					
1998 (11)						84 400		
1999 (15)							150 200	
2000 (17)				263 000				
2001 (17)								553 000
2002 (17)					459 000			
2003 (17)		554 000						

in (brackets) number of participating EB members

b. Board of Directors

Grant year		Average exercise price (CHF)		
	68	128	144	186
2000		20 000		
2001				10 000
2002			40 000	
2003	40 000			

All options have a four-year vesting period during which there is a risk of forfeiture and an exercise period of six years. Each option entitles the beneficiary to purchase one share. The taxable value of the options granted in March 2003 is CHF 9.55.

5.7 Additional honorariums and remuneration
Nothing to report.

5.8 Loans granted to members of governing bodies

	CHF millions
Mortgages and loans to Executive Board members (14)	35.5
Mortgages and loans to members of the Board of Directors	none

All credit is secured against real estate or shares. All loans, with two exceptions, have a variable interest rate which is 1% below normal market rates. The terms and conditions of loans and mortgages are the same as those available to all Swiss Re employees in the respective location. The preferential interest rates have been factored into the compensation sums given to the governing body members under 5.2.

5.9 Highest total compensation
The compensation of the highest paid member of the Board of Directors (Walter B. Kielholz) during the reporting year can be broken down as follows:

		CHF millions
Compensation (in the sense of para. 5.2)		3.2
Number of shares (in the sense of para. 5.4)	55 432	
Number of options (in the sense of para 5.6)	60 000	

The options have an exercise price of CHF 67.65, run for ten years and have a four-year restriction period during which there is a forfeiture risk. The taxable value per option was CHF 9.55, while the discounted taxable value of the shares was CHF 53.60.

6. Shareholders' participation rights

6.1 Voting-right restrictions and representation

a. Voting-right restrictions, statutory group clauses, exception rules
There are no voting-right restrictions, no statutory group clauses and hence no rules on making exceptions.

b. Reasons for making exceptions in the year under review
No exceptions were made.

c. Procedure and conditions for cancelling statutory voting-right restrictions
As there are no voting-right restrictions, there is neither a procedure nor a condition for their cancellation.

d. Statutory rules on participating in the Annual General Meeting of shareholders if differing from legal provisions
A shareholder wishing to be represented may appoint as proxy only another shareholder with voting rights. However, proxies for deposited shares need not be shareholders. Business firms, partnerships and corporate bodies may be represented by legal or authorised representatives or other proxies, married shareholders by their spouses, minors and wards by their guardians, even though such representatives are not shareholders.

6.2 Statutory quorums
None. The Annual General Meeting of shareholders passes resolutions by an absolute majority of the votes validly cast, subject to the compulsory exceptions provided by law.

6.3 Convocation of the Annual General Meeting of shareholders
The statutory rules on the convocation of the Annual General Meeting of shareholders correspond with the legal provisions. Accordingly, the Annual General Meeting of shareholders is summoned at least 20 days before the date of the meeting by notice publicised in the "Schweizerisches Handelsamtsblatt".

6.4 Agenda
The Board of Directors states the matters on the agenda. Shareholders with voting powers whose combined holdings represent shares with a nominal value of at least CHF 1 million may, up to 45 days before the date of the meeting, demand that matters be included in the agenda. Such demands must be in writing and must specify the items and the proposals to be submitted.

6.5 Registrations in the share register
There is no statutory rule on the deadline for registering shareholders in connection with the attendance of the Annual General Meeting. In recent years, Swiss Re has acknowledged voting rights of shares which were registered at least two working days before the Annual General Meeting. In 2003, the qualifying date shall be Thursday, 8 May, while the Annual General Meeting will be held on Monday, 12 May.

7. Changes of control and defence measures

7.1 Duty to make an offer
Swiss Re has not taken any defence measures against take-over attempts. The governing bodies believe that the best protection is a fair valuation of the shares. They believe in the efficiency of a free market rather than relying on defence measures that normally have a long-term negative effect on the share price development. Therefore, there are no statutory rules on "opting up" or "opting out", meaning that should a shareholder reach the threshold of 33⅓% of all voting rights, then, pursuant to the Stock Exchange Act, he/she would be required to submit a general take-over offer. ("Opting up" means a statutory rule based on which the triggering threshold would be lifted to a higher percentage, while "opting out" means a statutory rule waiving the legal duty to submit an offer.)

7.2 Clauses on changes of control
There are no clauses on changes of control in existence in agreements and plans benefiting members of the governing bodies.

Information on Swiss Re's governance
(continued)

8. Auditors

8.1 Duration of the mandate and term of office of the head auditor
PricewaterhouseCoopers Ltd were elected as auditors of Swiss Re at the Annual General Meeting of 25 November 1991, known as Revisuisse Price Waterhouse AG at the time.

Mr Michael P. Nelligan and Mr Ray J. Kunz took up office as head auditors responsible for the existing auditing mandate as of 1 January 1997 and 1 July 2001, respectively.

8.2 Auditing honorarium
The following table summarises fees for professional services for the year ended 31 December 2002.

Audit fees	
PricewaterhouseCoopers	CHF 18.2 m

Audit-related fees	
PricewaterhouseCoopers	CHF 5.3 m

Audit-related fees comprise, among other things, amounts for due diligence services, comfort letters, accounting advice, information systems reviews and reviews of internal controls.

8.3 Additional honorarium
In addition to the fees described above, aggregate fees of CHF 3.3 million were billed by PricewaterhouseCoopers during the year ended 31 December 2002, primarily for the following.

Income tax compliance and related tax services	CHF 1.2 m
Other fees	CHF 2.1 m

Other fees comprise, among other things, amounts for accounting, actuarial and legal advisory, benchmarking studies and treasury advisory services.

8.4 Supervisory and control instruments vis-à-vis the auditors
The Board of Directors established the Audit Committee, which evaluates external auditors from time to time and recommends one firm to the Board for election at the Annual General Meeting of shareholders. The Audit Committee closely co-operates with the elected external auditors. In particular, it consults them in respect of significant risks, contingencies or other obligations of the company; it reviews and approves the plans of audit and discusses the audits with them; it considers and reviews with them the adequacy and efficacy of the financial reporting process, the system of internal controls and quality control procedures as well as any of their significant findings and recommendations; it discusses with them the results of the annual audit, and in particular their report on the financial statements, necessary changes in the audit plan, and any serious difficulties or differences in opinion with management encountered during the audit; it obtains from them, at least annually, a formal written statement delineating all relationships relevant to auditor independence between them and Swiss Re; it actively engages in a dialogue with them in respect of any disclosed relationships or services that may impact their objectivity and independence, and recommends to the Board of Directors appropriate action in response to their report; it obtains from them and reviews, at least annually, a report describing the external auditors' own quality control procedures, and any material changes or relevant issues in this regard that may have a bearing on the auditor's responsibilities to the company.

9. Information policy

One of the guiding principles in Swiss Re's Corporate Philosophy is "clear and open communication". As a result, the Group's information policy goes beyond legal requirements, aiming to meet best practice standards with global industry peers.

Swiss Re maintains a close relationship with the financial community and the broader public by using all available communication channels. Swiss Re's website includes full details of its corporate disclosure policy. Swiss Re is strongly committed to treating all investors equally. Meetings dealing with important corporate information are held with institutional investors and analysts; they can also be followed by private shareholders via telephone conference or on the Internet.

Swiss Re prevents selective disclosure by observing ad-hoc publicity rules and a strict policy of restrictions for the "Close Period", during which the financial results are finalised. The Close Period commences on a given date preceding the official publication of the financial results and lasts until such publication has been made. No meetings are held with analysts or investors during this Close Period.
In addition, members of the governing bodies, their secretariats and employees preparing or communicating material non-public financial information are subject to Close Period communication and trading prohibitions.

Swiss Re reports semi-annually on its financial performance and on an ad-hoc basis for important corporate news. Furthermore, Swiss Re organises events with investors and analysts where specific topics are discussed.

In addition to these events, Swiss Re holds frequent meetings with institutional investors and participates in investors' conferences organised by investment banks. Presentations which are used to present Swiss Re at such conferences are made available to the public on the company's website.

Contact addresses are referred to on the last pages of the Annual Report (inside cover).

Communications of major corporate news in 2002

Date	What	Method
26 February	Report on 2002 renewals	News release and "Investors' Day" meeting in Rüschlikon (telephone conference and webcasting)
10 April	Annual Reporting 2001	News release, press conference and analysts' meeting in Zurich (telephone conference and webcasting)
6 May	138th Annual General Meeting	Meeting in Zurich and news release
12 July	Disclosure of life & health embedded value 2001	News release and telephone conference
29 August	Interim Reporting 2002	News release, press conference and analysts' meeting in Zurich (telephone conference)
11 November	Appointment of John R. Coomber as Chief Executive Officer and John H. Fitzpatrick as Head of the Life & Health Business Group	News release
25 November	Investors' meeting regarding Financial Services Business Group	Meeting in Rüschlikon (telephone conference)
19 December	Appointment of Ann F. Godbehere as Chief Financial Officer	News release

Unlocking the secrets of long life

More and more people are living longer. Improved nutrition and medical care, as well as growing awareness of the importance of healthy lifestyles, have joined genetic factors in making life fulfilling into old age.



Silanus, a small town with 2 600 inhabitants in the interior of the island. Over the past decade four natives have reached the age of 100 here.

Genes may be behind the high number of centenarians in Sardinia. A population study by the University of Sassari in Italy has shown that the island's proportion of men to women who achieve extreme life spans is 1 to 2, compared with 1 to 5 elsewhere.



Survival rates for Sardinian males above the age of 80 are among the highest in the world. Some scientists are convinced that genetic factors play a role.

Other experts assume that a healthy, low-stress, agrarian lifestyle is the main reason why Sardinians outlive most of their peers. Studies on elderly twins suggest that only about 25% of the variance in adult longevity is attributable to genetic differences, the other 75% seems to be related to lifestyle choices and environmental factors. But demographers agree that the ranks of centenarians are rising rapidly as nutrition and health care improve.

Glossary

Some of the following terms are explained in more detail in note 1 "Organisation and summary of significant accounting policies" in the Financial Statements.

Accident insurance	Insurance of individuals or groups against economic risks in the event of death or temporary or permanent disability by accident. A branch of non-life insurance.
Accumulation	Concentration of risks which may be affected by the same loss event or concentration of shares in the same risk or same event through reinsurance treaties.
Acquisition costs	Incremental costs to sell, underwrite, and initiate a new insurance contract.
Admin Re^{SM}	Acceptance of a closed block of in-force life and health insurance business either through acquisition or reinsurance, typically assuming the responsibility to administer the underlying policies. Admin Re^{SM} can also extend to the acquisition of an entire life insurance company.
Asset-liability management	Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, the ongoing process of formulating, implementing, monitoring, and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.
Aviation insurance	Insurance of accident and liability risks, as well as hull damage, in connection with the operation of aircraft.
Business interruption/ loss of profits/business income protection insurance	Insurance against the financial effects of an insured loss on a company's income. The insurance covers overhead costs and loss of profits.
Capacity	Maximum amount of risk that can be accepted in insurance. One factor in determining capacity is government regulations that define minimum solvency requirements. Capacity also refers to the amount of insurance coverage: 1) allocated to a particular policyholder or 2) in the marketplace in general.
Casualty insurance	Branch of insurance – mainly comprising accident and liability business – which is separate from property, engineering and life insurance. In the US this term is used for non-life insurance other than fire, marine and surety business.
Cession	Insurance that is reinsured: the passing of the insurer's risks to the reinsurer against payment of a premium. The insurer is referred to as the ceding company or cedent.
Claim	Payment incurred under the terms of a (re)insurance contract for a loss event.
Claims handling	The work in connection with the investigation, settlement and payment of claims from the time of their occurrence until settlement.
Claims incurred and claim adjustment expenses	All claims payments plus the adjustment in the outstanding claims provision of a business year and claim adjustment expenses.

Claims ratio
Sum of claims paid, change in the provisions for unpaid claims and claim adjustment expenses in relation to premiums earned.

Coinsurance
Arrangement by which a number of insurers and/or reinsurers share a risk.

Combined ratio
Measure of business performance in non-life reinsurance before investment returns. It is calculated as the combination of the claims ratio (sum of claims paid, change in the provision for unpaid claims and claim adjustment expenses in relation to premiums earned) and the expense ratio (sum of acquisition costs and other operating costs and expenses in relation to premiums earned).

Commission
Remuneration paid by the insurer to its agents, brokers or intermediaries, or by the reinsurer to the insurer, for costs in connection with the acquisition and administration of insurance business.

Commutation
Transaction in which policyholders or insurers surrender all rights under an insurance or reinsurance contract in exchange for a single current payment.

Convergence
Creating capital efficiency for companies by combining capital market solutions and insurance techniques.

Cover
Insurance and reinsurance protection based on a contractual agreement.

Credit insurance
Insurance against financial losses sustained through the failure for commercial reasons of policyholders' clients to pay for goods or services supplied to them.

Disability insurance
Insurance against the incapacity to exercise a profession as a result of sickness or other infirmity.

Embedded value
Actuarially determined estimate of the economic value of the in-force life and health insurance operations of an insurance company (excluding any value attributable to future new business). Embedded-value earnings, defined as the change in the embedded value over the year (after adjustment for any capital movements such as dividends and capital injections), provide a measure of the performance of the life and health insurance operations of an insurance company.

Employers' liability insurance
Insurance by employers covering employees' injuries arising out of their employment.

Engineering insurance
Insurance of construction and erection of objects during the construction or erection period and the insurance of machinery in operating plants.

Equalisation reserves
Reserves prescribed by local regulatory authorities for future claim fluctuations and for large and catastrophic losses which are established and included in the unpaid claims and claim adjustment expenses liabilities.

Expense ratio
Sum of acquisition costs and other operating costs and expenses in relation to premiums earned.

Glossary
(continued)

Facultative reinsurance
Reinsurance of the insurer's risks on an individual basis. The reinsurance company looks at each individual risk and determines whether to accept or decline coverage.

Financial reinsurance
Form of reinsurance that provides risk financing which may be combined with elements of traditional risk transfer.

Fire insurance
Insurance against fire, lightning or explosion; it can also embrace insurance against windstorm, earthquake, flood and other natural hazards or political risks.

Hail crop insurance
Insurance of crops in open fields and of greenhouses and their contents against hail, storm and other natural hazards.

Health insurance
Insurance against sickness as a result of accident or illness.

Impairment charge
Adjustment in the accounting value of an asset.

Layer
Section of cover in a non-proportional reinsurance programme in which total coverage is divided into a number of consecutive layers starting at the retention or attachment point up to the maximum limit of indemnity. Individual layers may be placed with different (re)insurers.

Liability insurance
Insurance of industrial, commercial, employers', product, professional or private liability to third parties.

Life insurance
Life insurance, sometimes referred to as life assurance, provides for a payment of a sum of money upon the death of the insured. In addition, life insurance can be used as a means of investment or savings.

Marine insurance
Insurance against damage or loss of ships and cargoes; also includes offshore drilling platforms.

Mortgage guarantee insurance
Insurance protection of the mortgage against loss of capital and interest.

Motor insurance
Insurance against accident and liability as well as against accidental collision damage in connection with motor vehicles.

Non-life insurance
All classes of insurance business with the exception of life insurance.

Non-proportional reinsurance (also excess of loss reinsurance)
Form of reinsurance in which the reinsurer assumes that part of the insurer's claims which exceed a certain amount.

Nuclear energy insurance
Insurance against property damage, liability and accident in connection with the operation of nuclear energy installations.

Operating margin
Operating income divided by premium revenues, expressed as a percentage.

Operating revenues
Premiums earned plus net investment income plus other revenues.

Portfolio
Totality of risks assumed by an insurer or reinsurer; also the totality of investments of a company.

Premiums
Cost of insurance coverage.

Premiums earned
Premiums an insurance company has recorded as revenues during a specific accounting period.

Premiums written
Premiums for all policies sold during a specific accounting period.

Product liability insurance
Insurance of the liability of the manufacturer or supplier of goods for damage caused by their products.

Professional and directors' and officers' liability
Insurance of liabilities arising from the performance of professional or official company duties.

Property insurance
Collective term for fire and business interruption insurance as well as burglary, fidelity guarantee and allied lines.

Proportional reinsurance
Form of reinsurance in which the premiums and claims of the insurer are shared proportionally by the insurer and reinsurer.

Quota-share reinsurance
Form of proportional reinsurance in which a defined percentage of all risks held by the insurer in a specific line is reinsured.

Reinsurance
Insurance for insurance companies which spreads the risk of the direct insurer, making the risk of its portfolio more homogeneous. Includes various forms such as facultative, financial, non-proportional, proportional, quota-share, surplus and treaty reinsurance.

Reserves
Amount required to be carried as a liability in the financial statement of an insurer or reinsurer, to provide for future commitments under outstanding policies and contracts.

Retention
Amount of risk which the policyholder or insurer does not insure or reinsure but keeps for its own account.

Retrocession
Amount of the risk accepted by the reinsurer which is then passed on to other reinsurance companies.

Return on equity
Net income as a percentage of time-weighted shareholders' equity.

Return on investment
Rate of return achieved on the average invested assets. Invested assets include investments, funds held by ceding companies, net cash equivalents and net reinsurance assets. Average invested assets are calculated as opening balance plus one half of the net asset turnover.

Return on operating revenues
Measure of profitability in the Life & Health Business Group: the operating result (operating income excluding realised gains and losses) as a percentage of operating revenue (premiums earned and net investment income).

Glossary
(continued)

Return on total revenues
Measure of profitability in the Financial Services Business Group: the operating result (operating revenues – acquisition costs – claims and claim adjustment expenses – operating costs) as a percentage of operating revenues (premiums earned and net investment income and trading revenues and fees and commissions).

Risk
Possibility of an insured object, hazard or interest causing a loss, or of a loss being larger than previously estimated.

Risk category
Grouping of risks with similar characteristics.

Risk management
Management tool for the comprehensive identification and assessment of risks based on knowledge and experience in the fields of natural sciences, technology, economics and statistics.

Risk of change
Fluctuation of actual from statistically anticipated claims experience as a result of technical, social, legal, commercial or political changes.

Securitisation
The process of aggregating similar instruments, such as credit portfolios or catastrophe risks, and marketing them to investors as a negotiable security.

Surety insurance
Sureties and guarantees issued to third parties for the fulfilment of contractual liabilities.

Surplus reinsurance
Form of proportional reinsurance in which risks are reinsured above a specified amount.

Treaty reinsurance
Participation of the reinsurer in certain sections of the insurer's business as agreed by treaty, as opposed to single risks.

Underwriting result
Premiums earned less sum of claims paid, change in the provision for unpaid claims and claim adjustment expenses and expenses (acquisition costs and other operating costs and expenses).

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- risks and uncertainties relating to our estimates of the losses arising from the 11 September 2001 terrorist attack in the United States;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- changes in rating agency policies or practices;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- increases in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Contact addresses

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
E-mail Karl_Haas@swissre.com

Investor Relations
Stefan Senn, Andreas Leu
Telephone +41 43 285 4444
Fax +41 43 285 5555
E-mail investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
E-mail Henner_Alms@swissre.com

Important dates

12 May 2003
139th Annual General Meeting

15 May 2003
Payment of dividend

29 August 2003
Interim Report

14 May 2004
140th Annual General Meeting

Original version in English.

The Annual Report 2002 is also available in German and French.

The web version of the Annual Report 2002 is available in English at www.swissre.com/annualreport.

The *Annual Report 2002 summary* is available in English, German, French, Italian, Spanish and Portuguese.

© 2003
Swiss Reinsurance Company
Zurich

Title
Annual Report 2002

Editing and translation
Corporate Communications, Investor Relations and Group Language Services

Text harmonisation
Michael Kaplan, Prospero, Edinburgh

Design
Compostella & Perrot, Zollikon

Photographs
Daniel M. Frei, St. Gallen:
Page 2–3 and 6–7

Thomas Kern/Lookat, San Francisco:
Cover, page 10–11 and 23–25

Dominique Meienberg, Zurich:
Page 40–41 and 48–51

Markus Bühler/Lookat, Zurich:
Page 72–73

Lithography and print by
NZZ Fretz AG, Schlieren

Order no.
1490793_03_en

CC, 3/03, 18 000 en

Annual Report 2002
Business Report

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich
Switzerland
Telephone +41 43 285 2121
Fax +41 43 285 5493
publications@swissre.com

Swiss Re publications can
also be downloaded from
www.swissre.com

Swiss Re



Annual Report 2002
Financial Statements

139th Annual Report 2002
Financial Statements

Contents

The Business Report appears separately. See Annual Report 2002 – Business Report.

Income statement

For the years ended 31 December

CHF millions	Notes	2001	2002
Revenues			
Premiums earned	15	25 219	**29 058**
Net investment income	2	5 765	**5 507**
Net realised investment gains/losses	2	2 665	**–515**
Other revenues		455	**365**
Total revenues		34 104	**34 415**
Expenses			
Claims and claim adjustment expenses	7, 15	–16 266	**–14 485**
Life and health benefits	15	–8 532	**–10 084**
Acquisition costs	15	–5 658	**–6 220**
Amortisation of goodwill	4	–368	**–350**
Other operating costs and expenses		–3 384	**–3 240**
Total expenses		–34 208	**–34 379**
Income/loss before income tax expense		–104	**36**
Income tax expense	10	–61	**–127**
Net income/loss		–165	**–91**
Earnings/losses per share in CHF			
Basic	9	–0.57	**–0.29**
Diluted	9	–0.57	**–0.29**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet

As of 31 December

Assets

CHF millions	Notes	2001	2002
Investments	2, 3		
Fixed-income securities:			
Available-for-sale, at amortised cost (fair value: 2001: 60 636; 2002: 61 514)		59 905	**59 282**
Trading, at fair value (amortised cost: 2001: 636; 2002: 527)		622	**517**
Equity securities – Available-for-sale, at fair value			
(cost: 2001: 16 788; 2002: 13 080)		19 013	**12 259**
Mortgages and other loans		7 796	**6 939**
Investment real estate		1 261	**1 537**
Short-term investments, at amortised cost, which approximates fair value		3 722	**3 356**
Other invested assets		3 569	**2 838**
Total investments		95 888	**86 728**
Cash and cash equivalents		5 018	**3 773**
Accrued investment income		1 200	**1 010**
Premiums and other receivables		13 197	**12 397**
Reinsurance recoverable on paid and unpaid claims	15	7 854	**6 443**
Funds held by ceding companies		15 914	**18 266**
Deferred acquisition costs	5, 15	3 836	**4 142**
Acquired present value of future profits	5	7 674	**6 668**
Goodwill	4	4 287	**3 369**
Income taxes recoverable		876	**432**
Financial services assets		5 038	**11 575**
Other assets		9 448	**7 054**
Total assets		170 230	**161 857**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	2001	2002
Liabilities			
Unpaid claims and claim adjustment expenses	7, 15	68 618	**62 652**
Liabilities for life and health policy benefits	15	41 370	**37 269**
Unearned premiums	15	6 399	**6 754**
Funds held under reinsurance treaties		4 504	**6 543**
Reinsurance balances payable		3 958	**5 221**
Income taxes payable		541	**340**
Deferred income taxes	10	1 499	**1 423**
Financial services liabilities		5 038	**11 599**
Short-term debt		1 397	**1 331**
Accrued expenses and other liabilities		7 263	**6 376**
Long-term debt	6	7 045	**5 663**
Total liabilities		147 632	**145 171**
Shareholders' equity			
Common stock, CHF 0.10 par value:			
2001: 321 868 120 and 2002: 322 057 870 shares authorised and issued		32	**32**
Additional paid-in capital		5 757	**5 969**
Accumulated other comprehensive income:			
Net unrealised investment gains/losses, net of deferred tax		2 259	**–715**
Cumulative translation adjustments		1 288	**–913**
Total accumulated other comprehensive income		3 547	**–1 628**
Retained earnings		13 044	**12 176**
Reserve for own shares	9	218	**137**
Total shareholders' equity		22 598	**16 686**
Total liabilities and shareholders' equity		170 230	**161 857**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity

CHF millions	Common stock	Additional paid-in capital	Net unrealised gains/losses, net of tax	Cumulative translation adjust-ments	Retained earnings	Reserve for own shares	Total
Balance as of 31 December 2000	147	1 753	5 714	871	14 053	249	22 787
Net income/loss					−165		−165
Change in unrealised gains/losses on securities, net (note 2)			−3 455				−3 455
Foreign currency translation adjustments				417			417
Dividends					−713		−713
Change in own shares (note 9)					31	−31	
Capital repayment	−117						−117
Equity issued	2	4 004					4 006
Change in accounting policy					−162		−162
Balance as of 31 December 2001	32	5 757	2 259	1 288	13 044	218	22 598
Net income/loss					−91		−91
Change in unrealised gains/losses on securities, net (note 2)			−2 974				−2 974
Foreign currency translation adjustments				−2 201			−2 201
Dividends					−776		−776
Change in own shares (note 9)					81	−81	
Equity issued		212					212
Additional minimum liability, net (note 11)					−82		−82
Balance as of 31 December 2002	**32**	**5 969**	**−715**	**−913**	**12 176**	**137**	**16 686**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the years ended 31 December

CHF millions	2001	**2002**
Net income/loss	−165	**−91**
Other comprehensive income:		
Foreign currency translation adjustments	417	**−2 201**
Change in unrealised gains/losses on securities, net	−3 455	**−2 974**
Additional minimum liability, net		**−82**
Comprehensive income/loss	−3 203	**−5 348**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow

For the years ended 31 December

CHF millions	2001	**2002**
Cash flows provided/used by operating activities		
Net income/loss	−165	**−91**
Adjustments to reconcile net income/loss to net cash provided/used by operations:		
Depreciation, amortisation and other non-cash items	859	**983**
Net realised investment gains/losses	−2 665	**515**
Change in technical provisions, net	8 506	**1 577**
Change in reinsurance receivables and funds held by ceding companies	−3 012	**617**
Change in other assets and liabilities	−64	**123**
Change in income taxes payable/recoverable	−276	**76**
Income from equity-accounted investees, net of dividends received	−160	**130**
Net cash provided/used by operating activities	3 023	**3 930**
Cash flows provided/used by investing activities		
Fixed-income securities:		
Proceeds from sale of investments	60 101	**76 036**
Purchase of investments	−63 593	**−84 018**
Net purchase/sale of short-term investments	827	**−4**
Equity securities:		
Proceeds from sale of investments	11 959	**13 144**
Purchase of investments	−11 917	**−12 321**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	−4 196	**1 056**
Other investments, net	−1 566	**−455**
Net cash provided/used by investing activities	−8 385	**−6 562**
Cash flows provided/used by financing activities		
Issuance of long-term debt	2 838	**1 655**
Issuance/repayment of other debt	781	**747**
Equity issued	4 006	**212**
Capital repayment	−117	
Dividends paid	−713	**−776**
Net cash provided/used by financing activities	6 795	**1 838**
Effect of foreign currency translation	152	**−451**
Change in cash and cash equivalents	1 585	**−1 245**
Cash and cash equivalents as of 1 January	3 433	**5 018**
Cash and cash equivalents as of 31 December	5 018	**3 773**

The accompanying notes are an integral part of the Group financial statements.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance, alternative risk transfer products and services to insurance companies, clients and others worldwide. Reinsurance and other related products and services are delivered to clients through a network of more than 70 offices in over 30 countries as well as through reinsurance brokers.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Swiss GAAP FER and comply with Swiss corporate legislation and include the financial statements of Swiss Re Zurich and its subsidiaries. The presentation requirements of FER 14 have been complied with except that certain financial information has been disclosed in the notes and not in the primary financial statements. All significant inter-company transactions and balances have been eliminated on consolidation.

Scope of consolidation

Companies in which Swiss Re Zurich, directly or indirectly, holds a voting majority or otherwise controls are consolidated in the Group accounts. Companies in which Swiss Re Zurich maintains a direct or indirect holding of between 20% and 50% and has a significant influence, but not a controlling interest, are accounted for using the equity method and are included in other invested assets. The Swiss Re Group's share of net profit or loss in investees accounted for under the equity method is included in net investment income. Equity and net income of these companies are adjusted as necessary to be in line with the Group accounting policies. The results of consolidated subsidiaries and investees accounted for using the equity method are included in the financial statements for the period commencing from the date of acquisition.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Investments

The Group's investments in fixed-income securities are classified as available-for-sale ("AFS") or trading. Fixed-income securities AFS are reported at amortised cost. Trading fixed-income securities are carried at fair value with unrealised gains and losses being included in the income statement.

Equity investments AFS are carried at fair value, based on quoted market prices, with the difference between original cost and fair value included in shareholders' equity. The cost of equity securities is reduced to fair value, with a corresponding charge to realised loss on investments for declines in value that are other than temporary.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies (continued)

Subsequent recoveries to original cost for equity securities that are deemed to be a reversal of the impairment are recognised in income.

Interest on fixed-income securities is recorded as income when earned and is adjusted for the amortisation of any purchase premium or discount. Dividends on equity securities are recorded on the basis of the ex-dividend date. Realised gains and losses on sales are included in the income statement and are calculated using the specific identification method.

Mortgages and other loans are carried at amortised cost (effective yield method), net of any allowance for amounts estimated to be uncollectible. Other loans consist of mortgage participations associated with linked investment contracts where the contract-holders bear all investment risk.

Investment real estate that the Group intends to hold for the production of income is carried at depreciated cost, net of any write-down for impairment in value. An impairment in value is recognised if the estimated future undiscounted cash flows from the use of the real estate asset are less than its carrying value. Impairments in value, depreciation and other related charges or credits are included in net investment income. Investment real estate held for sale is carried at the lower of cost or fair value, less estimated selling costs, and is not depreciated. Reductions in the carrying value of real estate held for sale are included in net realised investment losses.

Short-term investments are carried at amortised cost, which approximates fair value. The Group considers highly liquid investments purchased with an original maturity of one year or less, but greater than three months, to be short-term investments.

Other invested assets include affiliated companies, derivative financial instruments and private equity investments.

The Group enters into security lending arrangements under which it loans certain securities in exchange for collateral and receives securities lending fees. The Group's policy is to require collateral, consisting of cash or securities, equal to at least 102% of the carrying value of the securities loaned. In certain arrangements, the Group may accept collateral of less than 102%, if the structure of the overall transaction offers an equivalent level of security. Cash received as collateral is recognised along with an obligation to return the cash. Securities received as collateral that can be sold or repledged are also recognised along with an obligation to return those securities. Security lending fees are recognised over the term of the related loans.

Own shares

Swiss Re shares purchased by the Group are recorded at market value and are classified and accounted for as equity securities AFS. Unrealised gains and losses are recorded in equity. The specific identification method is used to determine the cost of own shares sold. Any gains or losses on the disposition of own shares are recorded in the income statement.

Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures as part of an overall risk management strategy. These instruments include derivative financial instruments indexed to the

Group's own shares. Derivative financial instrument assets are included in other invested assets and are primarily used as a means of managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities and also to lock in attractive investment conditions for funds which become available in the future.

The Group recognises all of its derivative instruments on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is used to hedge the fair value of assets or liabilities, changes in the fair value of the derivative are recognised in earnings, together with changes in the fair value of the related hedged item. If the derivative is used to hedge the variability in expected future cash flow related to a particular risk, changes in the derivative's fair value are reported in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of the hedge is recognised in earnings.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, highly liquid debt instruments, and short-term deposits purchased with an original maturity of three months or less.

Deferred acquisition costs

Acquisition costs, which vary with, and are primarily related to, the production of new business, are deferred to the extent they are deemed recoverable from future gross profits. Deferred acquisition costs consist principally of commissions. Deferred acquisition costs associated with property and casualty reinsurance business are amortised in proportion to the property and casualty premiums earned. Future investment income is considered in determining the recoverability of deferred acquisition costs on property and casualty business.

Deferred acquisition costs associated with life and health reinsurance business are amortised over the premium-paying period. For investment-type contracts, deferred acquisition costs are amortised in relation to the present value of estimated gross profits.

Acquired present value of future profits

The acquired present value of future profits ("PVFP") of business in force is recorded in connection with the acquisition of life and/or health operations. The initial value is determined actuarially by discounting estimated future gross profits as a measure of the value of business acquired. The resulting asset is amortised on a constant yield basis over the expected revenue recognition period of the business acquired, generally over periods ranging up to 30 years, with the accrual of interest added to the unamortised balance at the earned rate.

The carrying value of PVFP is reviewed periodically for indicators of impairment in value. Adjustments to reflect impairment in value are recognised in income during the period in which the determination of impairment is made.

Goodwill

The excess of the cost of acquired businesses over the fair value of net assets acquired is recorded as goodwill (purchase method). It is amortised using the straight-line method over periods that correspond with the benefits expected to be derived from the related acquisition. Goodwill is amortised over periods of between 5 and 20 years.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies (continued)

The carrying value of goodwill is reviewed periodically for indicators of impairment in value. Adjustments to reflect an impairment in value are recognised in income in the period in which the determination of impairment is made.

Financial services assets and liabilities

Swiss Re uses long-term debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Long-term debt that is strictly used for funded business is classified as operational debt. Operational debt is generally excluded from financial leverage calculations. "Financial services assets and liabilities" are valued according to the relevant principles for the underlying instruments.

Other assets

Other assets include investments for separate-account business relating to certain types of insurance contracts where the contract-holder bears the investment risk, deferred expenses on retroactive reinsurance, prepaid reinsurance premiums, own-use real estate, property, plant and equipment, accrued income and prepaid assets.

Separate-account business assets and liabilities are valued at market value, and unrealised gains/losses are included in the income statement. Own-use real estate and property, plant and equipment are carried at depreciated cost. Deferred expenses on retroactive reinsurance policies are amortised into income over the expected claims-paying period.

Capitalised software costs

External direct costs of materials and services incurred to develop or obtain internal-use software, payroll and payroll-related costs for employees who are directly associated with software development and interest cost incurred while developing internal-use software are capitalised and amortised on a straight-line basis over a period of three years through the income statement.

Deferred income taxes

Deferred income tax assets and liabilities are recognised based on the difference between financial statement carrying amounts and the corresponding income tax bases of assets and liabilities using enacted income tax rates and laws. A valuation allowance is recorded against deferred tax assets when it is deemed more likely than not that some or all of the deferred tax asset may not be realised.

Unpaid claims and claim adjustment expenses

Liabilities for unpaid claims and claim adjustment expenses for property and casualty reinsurance contracts are accrued when insured events occur and are based on the estimated ultimate cost of settling the claims, using reports and individual case estimates received from ceding companies. A provision is also included for claims incurred but not reported, which is developed on the basis of past experience adjusted for current trends and other factors that modify past experience. The establishment of the appropriate level of reserves is an inherently uncertain process involving estimates and judgements made by management, and therefore there can be no assurance that ultimate claims and claim adjustment expenses will not exceed the loss reserves currently established. These estimates are regularly reviewed, and adjustments for differences between estimates and actual payments for claims and for changes in estimates are reflected in income in the period in which the estimates are changed or payments are made.

Unpaid property and casualty claims provisions may only be discounted if the payment pattern and ultimate cost are fixed and reasonably determinable.

Equalisation reserves

Reserves prescribed by local regulatory authorities for future claim fluctuations and for large and catastrophic losses are established and included in the unpaid claims and claim adjustment expenses liabilities.

Liabilities for life and health policy benefits

Liabilities for life and health policy benefits from reinsurance business are generally calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. Assumptions are set at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. The assumptions are based on projections from past experience, making allowance for possible adverse deviation. Interest assumptions for life and health reinsurance benefits liabilities range from 2.5% to 12%. Assumed mortality rates are generally based on experience multiples applied to the actuarial select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life reinsurance contracts issued by the Group range from 1% to 20% and are based on historical experience.

Liabilities for investment-type contracts, including separate-account (unit-linked) life reinsurance business, are based either on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or on the present value of future benefit payments, if such payments are guaranteed. Liabilities for policy benefits are increased if it is determined that future cash flows, including investment income, are insufficient to cover future benefits and expenses.

The liability for accident and health policy benefits consists of active life reserves and the estimated present value of the remaining ultimate net costs of incurred claims. The active life reserves include unearned premiums and additional reserves. The additional reserves are computed on the net level premium method using assumptions for future investment yield, mortality and morbidity experience. The assumptions are based on projections of past experience and include provisions for possible adverse deviation.

Premiums

Property and casualty reinsurance premiums are recorded when written and include an estimate for written premiums receivable at period end. Premiums earned are generally recognised in income over the contract period in proportion to the amount of reinsurance provided. Unearned premiums consist of the unexpired portion of reinsurance provided.

Life reinsurance premiums are earned when due. Related policy benefits are recorded in relation to the associated premium or gross profits so that profits are recognised over the expected lives of the contracts. For investment-type contracts, charges assessed against policyholders' funds for the costs of insurance, surrender charges, actuarial margin and other fees are recorded as income.

Life and health reinsurance premiums for group coverages are generally earned over the term of the coverage. For group contracts that allow experience adjustments to premiums, such premiums are recognised as the related experience emerges.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies (continued)

Reinsurance ceded

The Group uses retrocession arrangements to increase its aggregate underwriting capacity, to diversify its risk and to reduce the risk of catastrophic loss on reinsurance assumed. The ceding of risks to retrocessionaires does not relieve the Group of its obligations to its ceding companies. The Group regularly evaluates the financial condition of its retrocessionaires and monitors the concentration of credit risk to minimise its exposure to financial loss from retrocessionaires' insolvency.

Premiums and losses ceded under retrocession contracts are reported as reductions of premiums earned and claims and claim adjustment expenses. Amounts recoverable for ceded claims and claim adjustment expenses and ceded unearned premiums under these retrocession agreements are reported as assets in the accompanying consolidated balance sheet.

Contracts which do not meet risk transfer requirements, defined as transferring a reasonable possibility of a significant loss to the reinsurer, are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest.

The Group provides reserves for uncollectible amounts on reinsurance balances ceded and assumed, based on management's assessment of the collectibility of the outstanding balances.

The excess of estimated liabilities for claims and claim costs payable over consideration paid in respect of retroactive property and casualty reinsurance contracts which meet risk transfer tests is recorded as a deferred charge. The deferred charges are amortised over the expected settlement periods of the claims liabilities.

Pensions and other post-retirement benefits

The Group accounts for its pension and other post-retirement benefit costs using the accrual method of accounting. Amounts charged to expense are based on periodic actuarial determinations.

Stock-based employee compensation plans

At 31 December 2002 the Group had a fixed option plan and an employee participation plan. These stock-based employee compensation plans, which are described in more detail in note 12, are accounted for using the intrinsic value method. In accordance with the intrinsic value method, the fair value of options is not reflected in net income. The pro-forma impact on net income is given in note 12.

Foreign currency

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange on the balance sheet date. Revenues and expenses are translated at average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the reporting currency are included as a separate component of shareholders' equity. Realised currency gains and losses resulting from foreign currency transactions are included in income.

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

			2001		2002
		Closing rate	Average rate	Closing rate	Average rate
Australian dollar	AUD	84.99	87.24	**77.86**	**84.66**
British pound	GBP	241.64	242.76	**222.59**	**233.62**
Canadian dollar	CAD	104.01	109.24	**87.52**	**99.41**
Euro	EUR	147.83	150.89	**145.10**	**146.73**
Japanese yen	JPY	1.27	1.40	**1.17**	**1.25**
South African rand	ZAR	13.84	20.42	**16.12**	**14.79**
US dollar	USD	166.03	168.78	**138.28**	**156.18**

Earnings per common share

Basic earnings per common share are determined by dividing income/loss available to common shareholders by the weighted average number of common shares entitled to dividends during the year. Diluted earnings per common share reflect the effect on earnings and average common shares outstanding associated with dilutive securities.

Change in basis of presentation

Financial services assets and liabilities

The Group has adopted additional balance sheet categories for the financial services assets and liabilities generated by the financial services business activities, principally in the Advisory & Capital Markets Business Unit. The balance sheet and cash flow statement as of 31 December 2001 have been reclassified to reflect the change. The reclassification does not affect total assets, liabilities or shareholders' equity.

Notes to the Group financial statements

2. Investments

Investment income

Net investment income by source was as follows:

CHF millions	2001	2002
Fixed-income securities	3 320	**3 467**
Equity securities	414	**358**
Mortgages and other loans	683	**651**
Real estate	109	**96**
Short-term investments	322	**106**
Other current investments	40	**66**
Equity in earnings of equity-accounted investees	335	**68**
Cash and cash equivalents	73	**69**
Deposits with ceding companies	817	**923**
Gross investment income	6 113	**5 804**
Less investment expenses	–348	**–297**
Net investment income	5 765	**5 507**

Dividends received from investees accounted for using the equity method were CHF 175 million and CHF 198 million in 2001 and 2002, respectively.

Realised gains and losses

Realised gains and losses for fixed-income, equity securities and other investments were as follows:

CHF millions	2001	2002
Fixed-income securities:		
Gross realised gains	1 498	**2 115**
Gross realised losses	–181	**–844**
Equity securities:		
Gross realised gains	3 011	**2 136**
Gross realised losses	–1 238	**–1 130**
Net realised gains on other investments	238	**1 081**
Value readjustments	7	**205**
Value adjustments	–670	**–4 078**
Net realised investment gains/losses	2 665	**–515**

Realised gains and losses include the change in market value of trading fixed-income securities and of derivative financial instruments except for those classified as cash flow hedges.

Investments available-for-sale

Amortised cost or cost and estimated fair values of investments in fixed-income and equity securities classified as available-for-sale were as follows:

As of 31 December 2001 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	17 799	94	−156	17 737
Switzerland	682	6	−5	683
Germany	2 854	36	−9	2 881
United Kingdom	3 817	23	−29	3 811
Canada	3 753	227	−10	3 970
Other	6 247	109	−32	6 324
Total	35 152	495	−241	35 406
Corporate debt securities	17 947	581	−269	18 259
Mortgage and asset-backed securities	6 806	200	−35	6 971
Fixed-income securities available-for-sale	59 905	1 276	−545	60 636
Equity securities available-for-sale	16 788	3 238	−1 013	19 013

As of 31 December 2002 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	14 464	420	−5	14 879
Switzerland	208	7		215
Germany	3 474	127		3 601
United Kingdom	4 331	38		4 369
Canada	3 513	296	−2	3 807
Other	8 541	199	−2	8 738
Total	34 531	1 087	−9	35 609
Corporate debt securities	13 974	1 038	−173	14 839
Mortgage and asset-backed securities	10 777	306	−17	11 066
Fixed-income securities available-for-sale	**59 282**	**2 431**	**−199**	**61 514**
Equity securities available-for-sale	**13 080**	**539**	**−1 360**	**12 259**

As of 31 December 2002, fixed-income securities available-for-sale with a carrying value of CHF 4 422 million and equity securities available-for-sale with a carrying value of CHF 48 million were lent to third parties that have the right to sell or repledge the borrowed securities. In addition, as of 31 December 2002, fixed-income securities available-for-sale with a carrying value of CHF 159 million were lent to third parties that do not have the right to sell or repledge the borrowed securities.

Notes to the Group financial statements

2. Investments (continued)

Investments by original currency

The Group's investment portfolio at carrying value comprises concentrations in the following major currencies:

As of 31 December 2001 CHF millions	USD	EUR	GBP	CHF	CAD	Other	Total
Fixed-income securities	39 576	9 658	4 775	787	4 157	1 574	60 527
Equity securities	2 833	7 157	2 871	3 926	203	2 023	19 013
Mortgages/other loans	5 518	1 685	11	545	21	16	7 796
Other	5 414	1 083	115	1 136	395	409	8 552
Total	53 341	19 583	7 772	6 394	4 776	4 022	95 888

As of 31 December 2002 CHF millions	USD	EUR	GBP	CHF	CAD	Other	Total
Fixed-income securities	37 384	11 290	5 037	302	3 988	1 798	59 799
Equity securities	2 033	3 793	2 467	2 222	160	1 584	12 259
Mortgages/other loans	4 757	1 694	7	447	17	17	6 939
Other	3 874	1 572	538	1 269	160	318	7 731
Total	**48 048**	**18 349**	**8 049**	**4 240**	**4 325**	**3 717**	**86 728**

Maturity of fixed-income securities available-for-sale

The amortised cost or cost and estimated fair values of investments in fixed-income securities by remaining maturity are shown below. Fixed-maturity investments are assumed not to be called for redemption prior to the stated maturity date. As of 31 December 2001 and 2002, CHF 2 131 million and CHF 2 198 million, respectively, of fixed-income securities were callable or had call options in the instruments' structure.

As of 31 December CHF millions	Amortised cost or cost	2001 Estimated fair value	Amortised cost or cost	**2002** Estimated fair value
Due in one year or less	2 317	2 345	**1 908**	**1 922**
Due after one year through five years	20 876	21 122	**19 757**	**20 237**
Due after five years through ten years	14 643	14 736	**17 559**	**18 169**
Due after ten years	16 228	16 443	**13 267**	**14 126**
Mortgage and asset-backed securities with no fixed maturity	5 841	5 990	**6 791**	**7 060**
Total fixed-income securities	59 905	60 636	**59 282**	**61 514**

Assets on deposit or pledged

As of 31 December 2001 and 2002, securities with a carrying value of CHF 509 million and CHF 552 million, respectively, were on deposit with regulatory agencies in accordance with local requirements.

As of 31 December 2001 and 2002, investments with a carrying value of CHF 6 441 million and CHF 6 945 million, respectively, were placed on deposit or pledged to secure certain reinsurance liabilities. 2001 has been adjusted to reflect a reclassification.

Mortgages, loans and real estate

As of 31 December 2001 and 2002 investments in mortgage and other loans, real estate and investment for separate-account business comprised the following:

As of 31 December		2001		2002
CHF millions	Carrying value	Fair value	Carrying value	Fair value
Mortgages and other loans	7 796	7 796	**6 939**	**6 939**
Investment real estate	1 261	2 168	**1 537**	**2 406**
Investment for separate-account business	1 943	1 943	**1 799**	**1 799**

As of 31 December 2001 and 2002, the Group's investment in mortgages and other loans included CHF 204 million and CHF 206 million, respectively, of loans due from employees and CHF 342 million and CHF 364 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 587 million and CHF 1 676 million of mortgage participations associated with linked investment contracts as of 31 December 2001 and 2002, respectively. Contract-holders bear all investment risk related to mortgage participations. Fair value for other loans is considered to be equal to carrying value.

As of 31 December 2001 and 2002, investments in real estate included CHF 10 million and CHF 37 million, respectively, of real estate held for sale.

Depreciation expense related to income-producing properties was CHF 28 million and CHF 30 million for 2001 and 2002, respectively. Accumulated depreciation on investment real estate totalled CHF 593 million and CHF 569 million as of 31 December 2001 and 2002, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

Notes to the Group financial statements

2. Investments (continued)

Development of real estate and investments in affiliated companies

CHF millions	Investment real estate 2001	Investment real estate 2002	Affiliated companies 2001	Affiliated companies 2002
Carrying value as of 1 January	1 183	**1 261**	1 422	**2 373**
Foreign currency translation adjustments	–14	**–69**	22	**–146**
Depreciation	–28	**–30**		
Additions/sales/interest in equity	117	**–231**	993	**–1 182**
Unrealised gains/losses			–34	**23**
Realised gains/losses	3	**270**	–30	**169**
Transfers		**336**		**–477**
Carrying value as of 31 December	1 261	**1 537**	2 373	**760**

The Group has constructed or is in the process of constructing buildings for both own-use and investment purposes. This has resulted in the transfer of CHF 336 million from own-use property to investment property. The Group has transferred the investment in Partner Reinsurance Company from affiliated companies to equity securities following the disposal of part of that investment.

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with a carrying value of CHF 3 544 million and CHF 1 334 million as of 31 December 2001 and 2002, respectively.

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities as well as to lock in attractive investment conditions for future available funds.

The notional or contractual amounts of derivatives given below represent a standard of measurement of the level of involvement in these types of transactions and are not a quantification of market risk or credit risk. Notional amounts represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming nonperformance by all counterparties and based on the market replacement cost at 31 December 2001 and 2002 approximated CHF 253 million and CHF 1 533 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The contract or notional amounts reported under Credit derivatives for 2001 and 2002 are largely (80% and 67%, respectively) portfolio credit default swap structures underwritten by the Credit Solutions Business Unit of the Financial Services Business Group. In such structures, under which the Group primarily sells credit protection, the protection buyer in most cases retains a first-loss position (or deductible). The Group is typically exposed only once the aggregate credit losses in the portfolio (net of any recovery amount) exceed this retained first-loss position. Each portfolio credit default swap can be tranched into layers of increasing credit quality, from "equity" (ie first-loss position) to "Super-Senior" (ie with better than "AAA" quality). The Group has over 85% of its notional exposure assigned to the "Super-Senior" category.

The remaining 33% reported under Credit derivatives are credit default swaps on the trading book of the Advisory & Capital Markets Business Unit. This figure is reported as the sum of outstanding positions, therefore inflating the notional values of all hedged positions. A considerable amount of credit default swaps in the trading book are hedged with offsetting positions. However, the business unit does maintain open long and short positions in credit default swaps and related instruments as part of its trading function.

Notes to the Group financial statements

3. Derivative financial instruments (continued)

The notional amount and the fair value of derivatives outstanding at 31 December 2001 and 2002 are as follows:

As of 31 December 2001 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts				
Forwards and futures	12 383	7		7
Options	563			
Swaps	11 165	2 078	−2 135	−57
Total	24 111	2 085	−2 135	−50
Equity and index contracts				
Forwards and futures	1 332	21	−118	−97
Options	2 473	54	−49	5
Total	3 805	75	−167	−92
Foreign currency				
Forwards and futures	5			
Swaps	312	13	−3	10
Total	317	13	−3	10
Other derivatives				
Credit derivatives	52 155	161	−338	−177
Weather derivatives	59	1	−7	−6
Other	2 772	7	−138	−131
Total	54 986	169	−483	−314
Total derivative financial instruments	83 219	2 342	−2 788	−446

As of 31 December 2002 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts				
Forwards and futures	35 349	12	–55	–43
Swaps	83 990	6 899	–6 891	8
Total	**119 339**	**6 911**	**–6 946**	**–35**
Equity and index contracts				
Forwards and futures	185	13	–36	–23
Options	15 155	967	–55	912
Swaps	23	2		2
Total	**15 363**	**982**	**–91**	**891**
Foreign currency				
Forwards and futures	8			
Options	92	3		3
Swaps	3 915	1 977	–1 947	30
Total	**4 015**	**1 980**	**–1 947**	**33**
Other derivatives				
Credit derivatives	39 202	180	–364	–184
Weather derivatives	31	36	–29	7
Other	3 570	41	–153	–112
Total	**42 803**	**257**	**–546**	**–289**
Total derivative financial instruments	**181 520**	**10 130**	**–9 530**	**600**

Notes to the Group financial statements

4. Acquisitions and dispositions

On 14 November 2002, the Group decreased its holding in Partner Reinsurance Company from 28% to 16% and received proceeds of CHF 434 million. The Group realised a gain of CHF 145 million on this transaction.

During 2002, the Group sold interests in three US property and casualty insurance companies for total proceeds of CHF 275 million.

Goodwill

During the years ended 31 December 2001 and 2002, goodwill of CHF 368 million and CHF 350 million, respectively, was amortised.

As of 31 December 2001 and 2002, the balance of accumulated goodwill amortisation was CHF 945 million and CHF 1 131 million, respectively.

5. Deferred acquisition costs and acquired present value of future profits

CHF millions	DAC	2001 PVFP	DAC	**2002** PVFP
Balance as of 1 January	3 155	3 917	**3 836**	**7 674**
Deferred	4 415		**4 767**	
Reclassification			**–65**	**194**
Effect of acquisitions and disposals		4 240		**319**
Amortisation	–3 731	–356	**–3 892**	**–354**
Effect of change in unrealised gains/losses		–133		**121**
Effect of foreign currency translation	–3	6	**–504**	**–1 286**
Balance as of 31 December	3 836	7 674	**4 142**	**6 668**

The Group has reclassified certain amounts principally related to the finalisation of the individual components of the Lincoln Re purchase transaction. These reclassifications had no impact on net income or net equity.

The Group has not recognised the effect of fixed-income securities unrealised gains and losses on PVFP in 2002 as the corresponding securities are valued at amortised cost. If the unrealised gains and losses on fixed-income securities had been recognised, then the adjustment to PVFP would have been a reduction of CHF 390 million. The effect of change in unrealised gains and losses of CHF 121 million in 2002 reflects the reversal of the effect on unrealised gains and losses on fixed-income securities from prior years.

The percentage of the PVFP which is expected to be amortised in each of the next five years is 6%, 6%, 6%, 5% and 5%, respectively.

6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines long-term debt as debt having a maturity of greater than one year. The Group's long-term debt as of 31 December 2002 was as follows:

Long-term debt

Senior debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate	Book value in CHF millions
2004	Exch. Bond (TRIPLES)	1999	USD	530	2.250%	699
2005	EMTN	2001	GBP	150	5.625%	334
2005	EMTN	2002	EUR	24	Index	35
2006	Private Placement	2001	CHF	100	3.250%	100
2006	Senior Notes[1]	1996	USD	200	7.875%	276
2006	Fixed Term Preferred Shares	2002	GBP	100	4.840%	223
2006	Insurance-linked Placement	2002	USD	209	3M Libor +5.01%	289
2007	Trust-preferred Stock (TruPs)[2]	1997	USD	42	8.720%	73
2007	Straight Bond	1997	CHF	500	3.750%	500
2008	Private Placement (step-up)	2001	CHF	100	3.600%	100
2009	EMTN	2002	EUR	10	Index	15
2013	Index Linked Notes	2001	USD	10	Index	14
2015	EMTN (Straight Bond)	2001	CHF	150	4.000%	150
Various	Payment Undertaking Agreements	2000	USD	162	Various	268
Various	Payment Undertaking Agreements	2001	USD	91	Various	150
Various	Payment Undertaking Agreements	2002	USD	464	Various	695
Total senior debt as of 31 December 2002						**3 921**
Total senior debt as of 31 December 2001						**3 533**

[1] Assumed in the acquisition of Underwriters Re Group
[2] Assumed in the acquisition of Life Re Corporation

Senior debt as reported above is comprised of the following components:

CHF millions	2001	**2002**
Senior financial debt	3 260	**2 207**
Senior operational debt	273	**1 714**
Total	3 533	**3 921**

Notes to the Group financial statements

6. Debt (continued)

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate...	...to first reset in	Book value in CHF millions
2021	Convertible Bond	2001	USD	1 150	3.250%	2011	1 562
–	Subordinated Perpetual Loan	1998	DEM	340	6M Libor +40bp	2008	252
–	Subordinated Perpetual Loan	1998	DEM	400	5.710%	2008	297
–	Subordinated Perpetual Loan	1998	CHF	300	6M Libor +37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor +45bp	2010	82
–	Subordinated Perpetual Loan (PARCS)	1999	EUR	250	6M Euribor +55bp	2006	363
–	Subordinated Perpetual Bond (SUPERBs)	1999	CHF	600	3.750%	2011	600
Total subordinated financial debt as of 31 December 2002							**3 456**
Total subordinated financial debt as of 31 December 2001							**3 785**

Total financial debt reported in the financial statements as long-term debt is comprised of the following components:

CHF millions	2001	**2002**
Senior financial debt	3 260	**2 207**
Subordinated financial debt	3 785	**3 456**
Total	7 045	**5 663**

Swiss Re uses long-term debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Long-term debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. Operational debt is generally excluded from financial leverage calculations.

Interest expense on long-term debt

Interest expense on long-term debt for the years ended 31 December 2001 and 2002, respectively, was as follows:

CHF millions	2001	**2002**
Senior financial debt	81	**104**
Senior operational debt	9	**42**
Subordinated financial debt	92	**132**
Total	182	**278**

In July 1997, the Group issued a straight bond with a face value of CHF 500 million, bearing interest at 3.75%, maturing on 2 July 2007, in exchange for proceeds of CHF 511 million. Interest is payable annually and the principal is due at maturity.

In May 1998, the Group issued CHF 1 010 million of multi-currency subordinated debt with a perpetual term, bearing interest at the rate of six-month Libor plus 37.5 basis points, for the first tranche of CHF 300 million, Libor plus 40 basis points for a tranche of DEM 340 million, Libor plus 45 basis points for a tranche of DEM 110 million, payable semi-annually, and 5.71% for a tranche of DEM 400 million, payable annually. The loan is subordinated in the event of liquidation to all senior creditors of Swiss Re Zurich, but will be paid in priority to all holders of its equity.

In June 1999, the Group issued CHF 600 million in subordinated perpetual debt, with an interest rate of 3.75% for 12 years, resetting to six-month Libor plus 100–140 basis points thereafter, depending upon the rating of Swiss Re.

In June 1999, the Group also issued EUR 250 million of subordinated Perpetual Auction Reset Capital Solvency bonds, with a coupon of six-month Euribor plus 55 basis points for the first seven years. After seven years, and every five years thereafter, an auction will be conducted to determine the re-offer yield.

In June 1999, the Group also issued USD 530 million of exchangeable notes with a five-year term, bearing interest of 2.25% payable annually. The notes are exchangeable at the noteholders' option for shares of Swiss Re, Credit Suisse Group or Novartis AG.

In 2000, the Group entered into three Payment Undertaking Agreements (PUA's) which are a form of financing transaction in which a counterparty deposits funds with the Group having fixed repayment terms and interest rates on the deposited funds. In 2001 and 2002, respectively, three and seventeen additional PUA's were taken out by the Group. The PUA's have fixed interest rates between 1.41% and 6.77% and mature between 2010 and 2050. All interest rate risk is hedged to a one- or three-month Libor benchmark.

During 2001, the Group issued two private placements in Switzerland. The first private placement was issued in June in the amount of CHF 100 million and is due in 2008 with a coupon of 3.60%. In September, an additional private placement of CHF 100 million was issued maturing in 2006 with a coupon of 3.25%.

In June 2001, the Group issued under the European Medium Term Note (EMTN) programme a straight bond totalling CHF 150 million with a coupon of 4% and a 14-year maturity. In August 2001, an additional GBP 150 million was issued under the EMTN programme with a maturity of 4 years and a coupon of 5.625%.

In October 2001, the Group issued USD 10 million of Index Linked Notes. The notes have a maturity of 12 years and interest payments based on the three-month Libor as well as an index-related component.

Notes to the Group financial statements

6. Debt (continued)

In November 2001, concurrent with its global equity offering, the Group issued USD 1 150 million of subordinated convertible bonds. The bonds have a maturity of 20 years and a fixed coupon of 3.25% during the first 10 years, which will be reset to a floating six-month Libor plus 180 basis points for the last 10 years. Up to and including 21 November 2011, the bonds can be converted into Swiss Re shares at a price of CHF 207.19 per share with a fixed USD exchange rate of 1.6641. The bonds have been issued by the Group and are unconditionally and irrevocably guaranteed on a subordinated level.

In 2002, the Group issued under the EMTN programme index-linked notes. In April, EUR 24 million was issued with a three-year maturity and an index-linked coupon. In June 2002, EUR 10 million was issued with an index-linked coupon, maturing in 2009.

In April 2002, the Group privately placed GBP 100 million of preference shares in the United Kingdom. These shares are redeemable, non-voting and were issued with a cumulative fixed rate dividend of 4.84% (payable semi-annually) and have a final redemption date in 2006.

In June 2002, the Group issued USD 255 million of insurance-linked securities which provide for Swiss Re to receive payments if specified large natural catastrophe events occur. USD 209 million of these securities was placed with institutional investors at 31 December 2002 with an average interest rate of three-month Libor + 5.01% maturing in 2006.

At 31 December 2002, the Group reclassified USD 200 million and USD 70 million of Insurance-linked Placements.

7. Unpaid claims and claim adjustment expenses

Asbestos and environmental claims exposure

The Group's obligation for claims payments and claims settlement charges also includes obligations for long-latent injury claims arising out of policies written prior to 1985, in particular in the area of US asbestos and environmental liability.

A reconciliation of the beginning and ending reserve balances for asbestos, environmental and other long-latent liability claims and claim adjustment expenses for the periods presented is as follows:

CHF millions	2001	2002
Balance as of 1 January	3 280	**3 077**
Reinsurance recoverable	−319	**−320**
Net claims reserve	2 961	**2 757**
Claims incurred	−12	**−1**
Claims paid	−293	**−213**
Effect of foreign currency translation	78	**−436**
Effect of acquisitions	23	**11**
Net claims reserve	2 757	**2 118**
Reinsurance recoverable	320	**260**
Balance as of 31 December	3 077	**2 378**

The Group maintains an active commutation strategy to reduce exposure, although the number and amount of commutations was lower in 2002 compared to 2001. Paid claims have declined in 2002 versus 2001 due to the effect of this reduction. When commutation payments are made, the traditional "survival ratio" is artificially reduced by premature payments, which does not necessarily imply a reduction in reserve adequacy.

The Group provisions are the undiscounted value of potential ultimate claims payments and claims settlement charges, less amounts paid to date.

Provisions for long-latent injury claims outstanding on 31 December 2002 reflect the estimated future trend of claims payments and claims settlement charges. Due to the inherent uncertainties and assumptions on which these estimates are based, however, the Group cannot exclude the need to make further additions to these provisions in the future.

8. Personnel expenses

CHF millions	2001	2002
Wages and salaries	1 577	**1 508**
Employee benefits	247	**223**

The Group had 8 287 employees at 31 December 2002, compared to 8 623 at 31 December 2001. The decrease is mainly due to disposals and to reorganisation in the Americas.

Notes to the Group financial statements

9. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Share data

CHF millions (except share data)	2001	**2002**
Basic earnings/losses per share		
Income/loss available to common shares	−165	**−91**
Weighted average common shares outstanding	288 236 721	**310 335 772**
Net income/loss per share in CHF	−0.57	**−0.29**
Diluted earnings/losses per share		
Income/loss available to common shares assuming debt conversion and exercise of options	−165	**−91**
Weighted average common shares outstanding	288 236 721	**310 335 772**
Net income/loss per share in CHF	−0.57	**−0.29**

The effects of debt conversion have not been included in the 2001 and 2002 earnings/losses per share. The effect, in both years, of converting the debt to 9 236 800 shares, was anti-dilutive. In addition, 585 886 and 319 766 employee options have not been included in the 2001 and 2002 earnings/losses per share, respectively, as they were anti-dilutive.

Own shares

The following own shares of Swiss Re Zurich are held by the Group:

2001	Number of registered shares	CHF millions
Own shares held as of 1 January at cost	1 499 080	249
Purchases	654 832	98
Sales	−842 140	−136
Realised gains		7
Own shares held as of 31 December at cost	1 311 772	218
Own shares held as of 31 December at market value	1 311 772	220

2002	Number of registered shares	CHF millions
Own shares held as of 1 January at cost	1 311 772	218
Purchases	512 733	75
Sales	−999 841	−157
Realised losses		−61
Own shares held as of 31 December at cost	**824 664**	**75**
Own shares held as of 31 December at market value	**824 664**	**75**

10. Income taxes

The Group is generally subject to corporate income taxes based on the taxable net income in various jurisdictions in which the Group operates. The components of the income tax charge were:

CHF millions	2001	2002
Current taxes	3	**162**
Deferred taxes	58	**–35**
Income tax expense	61	**127**

The components of deferred income taxes were as follows:

CHF millions	2001	2002
Deferred tax assets		
Technical provisions	2 048	**1 267**
Unrealised losses on investments	563	**698**
Benefit on loss carryforwards	1 145	**1 725**
Other	1 693	**1 872**
Gross deferred tax assets	5 449	**5 562**
Valuation allowance	–311	**–434**
Total	5 138	**5 128**
Deferred tax liabilities		
Present value of future profits	2 633	**2 115**
Deferred acquisition costs	778	**415**
Technical provisions	1 058	**1 559**
Unrealised gains on investments	378	**527**
Other	1 790	**1 935**
Total	6 637	**6 551**
Deferred income taxes	1 499	**1 423**

As of 31 December 2002, the Group had CHF 3 732 million of domestic and CHF 2 641 million of foreign net operating tax loss carryforwards, expiring as follows: CHF 34 million in 2003, CHF 2 million in 2004, CHF 417 million in 2007 and CHF 5 920 million after 2008. The Group also had capital loss carryforwards of CHF 7 million, expiring as follows: CHF 3 million in 2004, CHF 2 million in 2005 and CHF 2 million in 2006.

Income taxes paid in 2001 and 2002 were CHF 339 million and CHF 23 million, respectively.

11. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans covering the majority of its worldwide operations. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expectedservice lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

	Pension benefits		Other benefits	
CHF millions	2001	**2002**	2001	**2002**
Benefit obligation as of 1 January	2 782	**2 753**	425	**480**
Service cost	122	**138**	37	**40**
Interest cost	139	**133**	20	**23**
Amendments	–5		–35	**–4**
Actuarial gains/losses	88	**89**	–17	**29**
Benefits paid	–112	**–98**	–8	**–13**
Acquisitions/disposals	–257		59	
Reclassification		**137**		**–4**
Foreign currency translation adjustments	–4	**–118**	–1	**–28**
Benefit obligation as of 31 December	2 753	**3 034**	480	**523**
Fair value of plan assets as of 1 January	3 474	**2 843**		
Actual return on plan assets	–231	**–283**		
Company contribution	37	**149**	8	**13**
Benefits paid	–112	**–98**	–8	**–13**
Acquisitions/disposals	–323			
Reclassification		**98**		
Foreign currency translation adjustments	–2	**–99**		
Fair value of plan assets as of 31 December	2 843	**2 610**		
Reconciliation of balance sheet				
Funded status	90	**–424**	–480	**–523**
Unrecognised losses/gains	120	**710**	60	**88**
Unrecognised prior service cost	53	**48**	–60	**–56**
Unrecognised transition obligation/asset	–87	**–62**		
Additional minimum liability, gross		**–106**		
Net amount recognised	176	**166**	–480	**–491**
Amounts recognised in the balance sheet consist of				
Prepaid benefit cost	389	**436**		
Accrued benefit liability	–213	**–270**	–480	**–491**
Net amount recognised	176	**166**	–480	**–491**

CHF millions	Pension benefits 2001	2002	Other benefits 2001	2002
Components of net periodic benefit cost				
Service cost				
(net of participant contributions)	122	**138**	37	**40**
Interest cost	139	**133**	20	**23**
Expected return on assets	–197	**–174**		
Amortisation of:				
Net gain/loss	–11	**–6**	1	**2**
Prior service cost	6	**4**	–1	**–5**
Transition obligation/asset	–25	**–25**		
Total	34	**70**	57	**60**
Effect of settlement, curtailment and termination		**–2**		**–4**
Net periodic benefit cost	34	**68**	57	**56**

	2001	2002	2001	2002
Weighted average assumptions at year end				
Discount rate in %	5.0	**4.6**	5.1	**4.7**
Expected return on plan assets in %	5.8	**5.8**		
Rate of compensation increase in %	3.3	**3.0**		
Medical trend – initial rate in %			7.5	**7.4**
Medical trend – ultimate rate in %			4.7	**4.5**

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one-percentage-point change in assumed health-care cost trend rates would have had the following effects for 2002:

CHF millions	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	16	–12
Effect on post-retirement benefit obligation	84	–66

Defined contribution pension plans

The Group sponsors a number of defined contribution plans to which employees and the Group make contributions. The accumulated balances are paid as a lump sum at the earlier of retirement, termination, disability or death. The amount expensed in 2001 and in 2002 was CHF 20 million and CHF 20 million, respectively. One of the defined contribution plans was reclassified as a defined benefit plan in 2002.

Notes to the Group financial statements

12. Stock compensation plans

As of 31 December 2001 and 2002, the Group had the stock-based compensation plans described below.

Fixed option plans

Under the fixed option plan, the Group may grant options for a certain number of Swiss Re shares to members of the Executive Board and to certain members of management each year. Under the plan, the exercise price of each option equals the market price of the shares on the date of the grant. Options issued vest at the end of the fourth year and have a maximum life of ten years.

A summary of the activity of the Group's fixed stock option plan is as follows:

	Weighted average exercise price in CHF	2001 shares	Weighted average exercise price in CHF	**2002** shares
Outstanding, 1 January	129	3 936 100	**155**	**5 158 310**
Options granted	185	1 937 660	**144**	**1 985 513**
Options exercised	78	–534 310	**76**	**–186 450**
Options forfeited	160	–181 140	**160**	**–180 115**
Outstanding, 31 December	155	5 158 310	**154**	**6 777 258**
Exercisable, 31 December		307 290		**637 140**
Weighted average fair value of options granted during the year per share	43		**36**	

The following table summarises the status of fixed stock options outstanding as of 31 December 2002:

Range of exercise price in CHF	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price in CHF
60–74	125 040	3.9	69
128–140	1 450 860	7.3	129
144–187	5 201 358	8.0	163
60–187	**6 777 258**	**7.8**	**154**

The fair value of each option grant is estimated on the date of the grant using a binomial option-pricing model, with the following weighted average assumptions used for grants in 2001 and 2002, respectively: dividend yield of 2.0% and 2.3%; expected volatility of 23.1% and 25.1%; risk-free interest rate of 3.4% and 3.4%; expected life of 5.75 years and 6.0 years.

From the annual option plans 1995–2002, an aggregate of 1 547 600 options to purchase the same number of shares were held by members of the Executive Board, as of 31 December 2002.

The Group does not recognise compensation expense for these options. If compensation expense for the options had been recognised, the Group's net income/loss and earnings/ losses per share would approximate the pro-forma amounts in the following table:

CHF millions	2001	2002
Net income/loss, as reported	–165	**–91**
Less: total stock-based employee compensation expenses determined under the fair value method, net of related tax effects	–29	**–37**
Pro-forma net income/loss	–194	**–128**
Earnings/losses per share		
Basic – as reported	–0.57	**–0.29**
Basic – pro-forma	–0.67	**–0.41**
Diluted – as reported	–0.57	**–0.29**
Diluted – pro-forma	–0.67	**–0.41**

The employee compensation expense reflects the four-year vesting period of options. Previously the cost of options was recognised in full in the year of grant.

Employee participation plan

Swiss Re's employee participation plan consists of a savings scheme lasting two or three years. Employees combine regular savings with the purchase of either actual or tracking options. Swiss Re contributes to the employee savings.

At maturity, the employee either receives shares or cash equal to the accumulated savings balance, or the employee may elect to exercise the options.

In 2001 and 2002, 452 660 and 361 758 options, respectively, were issued to employees and the Group contributed CHF 6 million and CHF 14 million, respectively, to the plan.

13. Commitments and contingent liabilities

As of 31 December 2001 and 2002, the Group had outstanding guarantees of CHF 5 792 million and CHF 4 994 million, respectively.

At 31 December 2002, CHF 3 215 million related to guarantees on all present and future obligations in respect of Repurchase Agreements or Global Master Securities Lending Agreements. CHF 1 779 million related to guarantees that have been issued to third parties in respect of obligations of a number of subsidiaries of the Group.

As a participant in limited investment partnerships, the Group commits itself to making available certain amounts of investment funding, callable by the partnerships for periods of up to 10 years.The total commitments remaining uncalled as of 31 December 2001 and 2002 were CHF 1 176 million and CHF 1 104 million, respectively.

As part of its regular business, the Group makes capital (equity, debt) available to clients, contingent on the occurrence of a defined event.

Notes to the Group financial statements

13. Commitments and contingent liabilities (continued)

The Group had five and four guarantees as of 31 December 2001 and 2002, respectively, which primarily indemnify the purchasers of former Group entities for possible run-off losses or claims for pending litigation.

The Group enters into a number of guarantees, limited by the underlying business, with purchasers of former Group entities, regulators and others in the ordinary course of business.

As part of its normal business operations, the Group enters into a number of agreements for the leasing of premises. Such agreements, which are operating leases, total the following obligations for the next five years and thereafter:

As of 31 December 2002	CHF millions
2003	45
2004	41
2005	37
2006	30
2007	27
After 2007	132
Total	**312**

The corresponding lease expenses incurred in 2001 and 2002 were CHF 45 million and CHF 43 million, respectively.

In the normal course of business operations, the Group is involved in various claims, lawsuits and regulatory matters. In the opinion of management, the disposition of these or any other legal matters, except as disclosed in this note, is not expected to have a material adverse effect on the Group's business, consolidated financial position or results of operations.

11 September 2001

The Group directly underwrote approximately 25% of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of the World Trade Center complex.

Following the 11 September terrorist attack, the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey, in the United States District Court for the Southern District of New York to obtain a judicial declaration of its rights and obligations with respect to all parties in interest. That action is captioned *SR International Business Insurance Ltd. v. World Trade Center Properties, LLC, Case No. 01 CV 9291 (JSM).* The defendants have filed counterclaims and joined other insurers to the lawsuit.

The lessees contend that the destruction of the World Trade Center constitutes more than one occurrence under the coverage that the Group agreed to provide. A trial is likely to be held in the autumn of 2003. If judgement is granted in favour of the insured, then this could have a material impact on the Group's results of operations or statement of financial position.

Lincoln Re acquisition

In 2002, a dispute arose between the Group and Lincoln National Corporation (Lincoln) regarding amounts due resulting from the preparation of closing financial statements for the business acquired from Lincoln. The Group initiated legal action to compel arbitration of the disputes. In October 2002, the parties agreed to settle the dispute.

Under the terms of the settlement, Lincoln paid the Group USD 295 million in cash. The payment satisfied the Group's demand for additional assets to support the closing balance-sheet liabilities delivered by Lincoln and extinguished Lincoln's obligation to indemnify the Group for adverse development on certain exited lines of business. The payment resulted in a reduction in the effective purchase price of Lincoln Re.

14. Assets under management

The Group acts as manager for certain pooled funds that operate similarly to mutual funds. As of 31 December 2001 and 2002, net third-party assets under management at market value were CHF 60 040 million and CHF 54 084 million, respectively.

Notes to the Group financial statements

15. Information on business segments

The Group provides reinsurance and financial services throughout the world, through three business groups, which are determined by the organisational structure. These are the Property & Casualty Business Group; the Life & Health Business Group, which includes life, health and disability reinsurance; and the Financial Services Business Group, which includes the Asset Management, Advisory & Capital Markets, Credit Solutions and Risk Solutions business units. The Corporate Centre provides direction and Group-wide support to the business groups.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses, indirect taxes and income taxes.

Net investment income and realised gains/losses are allocated to the business groups based on the net investment income and realised gains of the legal entities that are operated by these business groups. Where one entity is utilised by two or more business groups, the investment income and realised gains are allocated to these business groups using technical reserves and other information as a key for the allocation. The Financial Services Business Group provides investment management services to the other business groups, and includes the fees charged in investment income. The fees are based on service contracts.

The Property & Casualty Business Group ceased underwriting credit, surety and aviation business during 2001. The Financial Services Business Group is now solely responsible for underwriting these lines of business. Contracts written before this change will continue to be managed by the business group that underwrote them until expiry, as will the run-off from the related claims liabilities. Accordingly, the prior periods have not been restated.

The Financial Services Business Group presents certain income statement items in a different format to the Group. These items are reclassified to the Group income statement format in the reconciliation column. The main reclassifications are to allocate certain fee income from fees and commissions and trading revenues to net investment income and certain investment expenses from other operating costs and expenses to net investment income. Certain trading revenues have also been allocated to net realised investment gains. The reclassifications do not affect operating income. 2001 has been restated accordingly.

a) Business group results

2001 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconcili-ation	Total
Revenues							
Premiums earned	13 846	8 922	2 451				25 219
Net investment income	1 712	3 388	619		94	–48	5 765
Net realised investment gains	1 855	515	218		131	–54	2 665
Trading revenues			–54			54	
Fees, commissions and other revenues			567		140	–252	455
Total revenues	17 413	12 825	3 801		365	–300	34 104
Expenses							
Claims and claim adjustment expenses; life and health benefits	–13 055	–8 502	–3 241				–24 798
Acquisition costs	–3 371	–2 077	–225			15	–5 658
Amortisation of goodwill					–368		–368
Other operating costs and expenses	–706	–564	–1 267	–450	–682	285	–3 384
Total expenses	–17 132	–11 143	–4 733	–450	–1 050	300	–34 208
Operating income/loss	281	1 682	–932	–450	–685	0	–104

2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconcili-ation	Total
Revenues							
Premiums earned	15 059	11 275	2 724				29 058
Net investment income	1 533	3 476	522		69	–93	5 507
Net realised investment gains/losses	–611	–28	–339		259	204	–515
Trading revenues			217			–217	
Fees, commissions and other revenues			456		97	–188	365
Total revenues	**15 981**	**14 723**	**3 580**		**425**	**–294**	**34 415**
Expenses							
Claims and claim adjustment expenses; life and health benefits	–11 587	–10 084	–2 898				–24 569
Acquisition costs	–3 345	–2 582	–307			14	–6 220
Amortisation of goodwill					–350		–350
Other operating costs and expenses	–740	–741	–1 008	–437	–594	280	–3 240
Total expenses	**–15 672**	**–13 407**	**–4 213**	**–437**	**–944**	**294**	**–34 379**
Operating income/loss	**309**	**1 316**	**–633**	**–437**	**–519**	**0**	**36**

Notes to the Group financial statements

15. Information on business segments (continued)

b) Supplementary income statement information

Premiums, claims and claim adjustment expenses and acquisition costs are reported net of retrocession in the Group's income statement. Gross, retroceded and net amounts for these items were as follows:

2001 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	15 795	9 657	3 019	28 471
Premiums written, retro	−1 378	−728	−549	−2 655
Premiums written, net	14 417	8 929	2 470	25 816
Change in unearned premiums, gross	−579	−7	69	−517
Change in unearned premiums, retro	8		−88	−80
Change in unearned premiums, net	−571	−7	−19	−597
Premiums earned	13 846	8 922	2 451	25 219
Claims				
Claims paid, gross	−9 506	−7 537	−1 640	−18 683
Claims paid, retro	1 295	678	69	2 042
Claims paid, net	−8 211	−6 859	−1 571	−16 641
Claims and claim adjustment expenses; life and health benefits, gross	−5 846	−1 634	−2 568	−10 048
Claims and claim adjustment expenses; life and health benefits, retro	380	−9	69	440
Claims and claim adjustment expenses; life and health benefits, net	−5 466	−1 643	−2 499	−9 608
Change in equalisation reserves	622		829	1 451
Claims and claim adjustment expenses; life and health benefits	−13 055	−8 502	−3 241	−24 798
Acquisition costs				
Acquisition costs, gross	−3 632	−2 216	−338	−6 186
Acquisition costs, retro	261	139	128	528
Acquisition costs, net	−3 371	−2 077	−210	−5 658

2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	17 310	12 314	3 061	32 685
Premiums written, retro	−1 486	−1 070	−159	−2 715
Premiums written, net	15 824	11 244	2 902	29 970
Change in unearned premiums, gross	−643	32	−54	−665
Change in unearned premiums, retro	−122	−1	−124	−247
Change in unearned premiums, net	−765	31	−178	−912
Premiums earned	**15 059**	**11 275**	**2 724**	**29 058**
Claims				
Claims paid, gross	−11 533	−8 918	−2 247	−22 698
Claims paid, retro	911	964	132	2 007
Claims paid, net	−10 622	−7 954	−2 115	−20 691
Claims and claim adjustment expenses; life and health benefits, gross	−831	−2 088	−797	−3 716
Claims and claim adjustment expenses; life and health benefits, retro	−134	−42	14	−162
Claims and claim adjustment expenses; life and health benefits, net	−965	−2 130	−783	−3 878
Change in equalisation reserves				
Claims and claim adjustment expenses; life and health benefits	**−11 587**	**−10 084**	**−2 898**	**−24 569**
Acquisition costs				
Acquisition costs, gross	−3 599	−2 782	−310	−6 691
Acquisition costs, retro	254	200	17	471
Acquisition costs, net	**−3 345**	**−2 582**	**−293**	**−6 220**

c) Supplementary balance sheet information

Unpaid claims and claim adjustment expenses, liabilities for life and health policy benefits and unearned premiums are reported gross in the Group's balance sheet. Gross and retroceded amounts for these and other items were as follows:

2001 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	3 655	1 298	584	5 537
Reinsurance recoverable on life and health policy benefits		2 317		2 317
Total	3 655	3 615	584	7 854
Deferred acquisition costs	958	2 674	204	3 836
Prepaid reinsurance premiums[1]	224	2	446	672
Deferred expense on retroactive reinsurance[1]	1 246		1 136	2 382
Liabilities				
Provisions for profit commissions[2]	611	229	23	863
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	46 011	10 825	10 397	67 233
Equalisation reserves				1 385
Total				68 618
Life and health policy benefits		41 083	287	41 370
Separate-account liabilities[3]		1 943		1 943
Unearned premiums	4 300	247	1 852	6 399

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.
[3] These balances are included in accrued expenses and other liabilities.

2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	3 104	1 075	529	4 708
Reinsurance recoverable on life and health policy benefits		1 735		1 735
Total	**3 104**	**2 810**	**529**	**6 443**
Deferred acquisition costs	**987**	**2 996**	**159**	**4 142**
Prepaid reinsurance premiums[1]	**96**		**300**	**396**
Deferred expense on retroactive reinsurance[1]	**574**		**867**	**1 441**
Liabilities				
Provisions for profit commissions[2]	**528**	**207**	**760**	**1 495**
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	39 826	11 975	9 495	61 296
Equalisation reserves				1 356
Total				**62 652**
Life and health policy benefits		**37 269**		**37 269**
Separate-account liabilities[3]		**1 799**		**1 799**
Unearned premiums	**4 521**	**197**	**2 036**	**6 754**

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.
[3] These balances are included in accrued expenses and other liabilities.

Notes to the Group financial statements

15. Information on business segments (continued)

d) Property & Casualty Business Group – by line of business

2001 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	4 675	2 840	2 989	1 077	2 265	13 846
Expenses						
Claims and claim adjustment expenses	–5 013	–2 685	–2 406	–690	–2 261	–13 055
Acquisition costs	–1 117	–712	–702	–261	–579	–3 371
Other operating costs and expenses	–233	–156	–129	–68	–120	–706
Underwriting result	–1 688	–713	–248	58	–695	–3 286
Claims ratio in %	107	94	80	64	100	95
Expense ratio in %	29	31	28	31	31	29
Combined ratio in %	136	125	108	95	131	124

2002 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	5 052	3 801	2 745	1 171	2 290	15 059
Expenses						
Claims and claim adjustment expenses	–3 576	–2 987	–2 266	–845	–1 913	–11 587
Acquisition costs	–1 022	–867	–581	–266	–609	–3 345
Other operating costs and expenses	–290	–185	–98	–62	–105	–740
Underwriting result	**164**	**–238**	**–200**	**–2**	**–337**	**–613**
Claims ratio in %	71	78	82	72	84	77
Expense ratio in %	26	28	25	28	31	27
Combined ratio in %	97	106	107	100	115	104

e) Life & Health Business Group

2001 CHF millions	Life	Health	Total
Revenues			
Premiums earned	6 965	1 957	8 922
Net investment income	2 743	645	3 388
Operating revenues	9 708	2 602	12 310
Net realised investment gains	292	223	515
Total revenues	10 000	2 825	12 825
Expenses			
Claims and claim adjustment expenses; life and health benefits	−6 554	−1 948	−8 502
Acquisition costs	−1 652	−425	−2 077
Other operating costs and expenses	−427	−137	−564
Total expenses	−8 633	−2 510	−11 143
Operating income	1 367	315	1 682
Operating result, excluding net realised investment gains	1 075	92	1 167
Management expense ratio in %	4.4	5.3	4.6
Return on operating revenues in %	11.1	3.5	9.5

2002 CHF millions	Life	Health	Total
Revenues			
Premiums earned	8 968	2 307	11 275
Net investment income	2 808	668	3 476
Operating revenues	**11 776**	**2 975**	**14 751**
Net realised investment gains/losses	41	−69	−28
Total revenues	**11 817**	**2 906**	**14 723**
Expenses			
Claims and claim adjustment expenses; life and health benefits	−8 334	−1 750	−10 084
Acquisition costs	−1 933	−649	−2 582
Other operating costs and expenses	−575	−166	−741
Total expenses	**−10 842**	**−2 565**	**−13 407**
Operating income	**975**	**341**	**1 316**
Operating result, excluding net realised investment gains/losses	**934**	**410**	**1 344**
Management expense ratio in %	4.9	5.6	5.0
Return on operating revenues in %	7.9	13.8	9.1

Certain business which provides principally critical illness benefits has been reclassified from Life to Health. Prior period amounts have been restated to reflect this change.

Notes to the Group financial statements

15. Information on business segments (continued)

f) Financial Services Business Group – by business unit

2001 CHF millions	Risk Solutions	Credit Solutions[1]	Advisory & Capital Markets	Asset Management	Total
Gross revenues					
Premiums earned	1 566	885			2 451
Net investment income	342	117	5	155	619
Net realised investment gains/losses	296	−59		−19	218
Trading revenues		8	−62		−54
Fees and commissions	59	39	206	263	567
Total gross revenues	2 263	990	149	399	3 801
Expenses					
Claims and claim adjustment expenses	−2 850	−391			−3 241
Acquisition costs	−125	−85	−15		−225
Gross margin	−712	514	134	399	335
Operating costs	−193	−407	−280	−387	−1 267
Operating income/loss	−905	107	−146	12	−932

2002 CHF millions	Risk Solutions	Credit Solutions[1]	Advisory & Capital Markets	Asset Management	Total
Gross revenues					
Premiums earned	1 980	740	4		2 724
Net investment income	360	62	12	88	522
Net realised investment gains/losses	−290	−29		−20	−339
Trading revenues		4	213		217
Fees and commissions	31	−1	173	253	456
Total gross revenues	**2 081**	**776**	**402**	**321**	**3 580**
Expenses					
Claims and claim adjustment expenses	−2 012	−886			−2 898
Acquisition costs	−56	−237	−14		−307
Gross margin	**13**	**−347**	**388**	**321**	**375**
Operating costs	−188	−87	−392	−341	−1 008
Operating income/loss	**−175**	**−434**	**−4**	**−20**	**−633**

[1] Credit in 2001 included the results of NCM, the credit insurer which the Group sold as of 31 December 2001. The consideration included an equity share in the newly formed Gerling NCM company.

The Advisory & Capital Markets Business Unit provides marketing services to the Risk Solutions and Credit Solutions business units, and includes the fees charged in fees and commissions. The Asset Management Business Unit provides investment management services to other business units, and includes the fees charged in fees and commissions.

g) Geographic gross premiums written

CHF millions	2001	2002
United States	11 278	**16 422**
United Kingdom	3 682	**3 643**
Germany	1 939	**1 795**
Switzerland	1 321	**1 701**
Canada	770	**906**
Italy	967	**866**
France	794	**735**
Netherlands	1 559	**675**
Other	6 161	**5 942**
Total	28 471	**32 685**

h) Gross premiums written by line of business

CHF millions	2001	2002
Property	6 260	**6 866**
Liability	3 728	**4 861**
Motor	3 139	**2 979**
Accident	1 248	**1 266**
Marine	887	**1 259**
Engineering	867	**1 017**
Credit/surety	1 805	**915**
Aviation and space	713	**867**
Other lines	136	**341**
Total non-life	18 783	**20 371**
Total life/health	9 688	**12 314**
Total	28 471	**32 685**

16. Subsidiaries and equity investees

	Share capital (CHF millions)	Affiliation in % as of 31.12.2002	Method of consolidation
Europe			
Switzerland			
Diax Holding	286	25.50	e
European Reinsurance Company of Zurich	312	100	f
Schweiz Versicherung	7	100	f
Swiss Re Asset Management (Switzerland) AG	15	100	f
Swiss Re Partnership Holding AG	0	100	f
Xenum Finance AG	1	42.50	e
Germany			
Gerling NCM Credit and Finance AG	73	25	e
Swiss Re Asset Management KAG mbH	4	100	f
Swiss Re Germany AG	65	100	f
Swiss Re Germany Holding AG	73	100	f
United Kingdom			
Banian Investments UK Ltd	668	100	f
Cyreniac Investments (UK) Ltd	1 336	100	f
Dex Hold Ltd	0	100	f
European Credit and Guarantee Insurance PCC Ltd	9	100	f
Fox-Pitt, Kelton Group Ltd and group companies	0	100	f
Palatine Insurance Company Ltd	17	100	f
Princess Management & Insurance Ltd	3	49.99	e
SR Delta Investments (UK) Ltd	14	100	f
SR International Business Insurance Company Ltd	274	100	f
Swiss Re (UK) House Ltd	0	100	f
Swiss Re Capital Markets Ltd	83	100	f
Swiss Re Financial Services Ltd	16	100	f
Swiss Re GB Plc	1 422	100	f
Swiss Re Investment Management Ltd	0	100	f
Swiss Re Life & Health UK Ltd	423	100	f
Swiss Re Services Ltd	0	100	f
Swiss Re Specialised Investments Holdings (UK) Ltd	2	100	f
Swiss Reinsurance Company UK Ltd	933	100	f
The Mercantile & General Re Insurance Company Ltd	311	100	f
Ireland			
Pegasus Strategic Investment Company Plc	299	100	f
Swiss Re International Treasury (Ireland) Ltd	0	100	f
Swiss Re Ireland Ltd	122	100	f
Swiss Re Life & Health (Ireland) Ltd	1	100	f
Italy			
Swiss Re Italia SpA	145	100	f

Method of consolidation:
f full
e equity
* Joint venture from accounting view

	Share capital (CHF millions)	Affiliation in % as of 31.12.2002	Method of consolidation
Luxembourg			
Special Risk Insurance and Reinsurance Luxembourg SA	109	18.18*	e
Swiss Re Management (Luxembourg) SA	12	100	f
Swiss Re Treasury (Luxembourg) SA	12	100	f
Netherlands			
Algemene Levensherverzekering Maatschappij NV	7	100	f
Pension Factory NV	1	80	f
Swiss Re Life & Health Nederland NV	5	100	f
Swiss Re Nederland Holding BV	1	100	f
Norway			
Swiss Re Norway	12	100	f
France			
Frasecur Société d'Investissement à Capital Variable	0	99.83	f
Hungary			
Swiss Re Treasury (Hungary) Ltd	0	100	f

North America

	Share capital (CHF millions)	Affiliation in % as of 31.12.2002	Method of consolidation
Barbados			
Atlantic International Reinsurance Company Ltd	6	100	f
European Finance Reinsurance Company Ltd	7	100	f
European International Holding Company Ltd	226	100	f
European International Reinsurance Company Ltd	220	100	f
Gasper Funding Corporation	0	100	f
Joneswood Reinsurance Company Ltd	43	100	f
Stockwood Reinsurance Company, Ltd	1	100	f
Bermuda			
Englewood Ltd	0	100	f
Fields Holding Company Ltd	14	100	f
Life Re International, Ltd	0	100	f
Parkwood Reinsurance Company Ltd	27	100	f
Swiss Re Capital Management (Bermuda) Ltd	0	100	f
SwissRe Finance (Bermuda) Ltd	0	100	f
SwissRe Investments (Bermuda) Ltd	0	100	f
Canada			
Swiss Re Life & Health Canada	99	100	f
Swiss Reinsurance Company Canada	9	100	f
SwissRe Holdings (Canada) Inc	98	100	f

Notes to the Group financial statements

16. Subsidiaries and equity investees (continued)

	Share capital (CHF millions)	Affiliation in % as of 31.12.2002	Method of consolidation
Grand Cayman			
Ampersand Investments (UK) Ltd	1 336	100	f
Argonaut Ltd	0	100	f
Dunstanburgh Finance (Cayman) Ltd	0	100	f
Swiss Re Funding (UK) Ltd	0	100	f
Swiss Re Strategic Investments (UK) Ltd	0	100	f
United States			
Conning Corporation and group companies	0	100	f
Facility Insurance Corporation	7	100	f
Facility Insurance Holding Corporation	0	100	f
Fort Wayne Health & Casualty Insurance Company	10	100	f
Life Re Capital Trust I	4	100	f
Life Re Capital Trust II	6	100	f
Lincoln National Reassurance Company	4	100	f
North American Capacity Insurance Company	6	100	f
North American Elite Insurance Company	5	100	f
North American Specialty Insurance Company	17	100	f
Old Fort Insurance Company, Ltd	1	100	f
Reassure America Life Insurance Company	3	100	f
Southwestern Life Insurance Company	4	100	f
Swiss Re America Holding Corporation	0	100	f
Swiss Re Asset Management (Americas) Inc	51	100	f
Swiss Re Atrium Corporation	1	100	f
Swiss Re Capital Markets Corporation	7	100	f
Swiss Re Capital Partners (US) Inc	0	100	f
Swiss Re Financial Products Corporation	0	100	f
Swiss Re Financial Services Corporation	0	100	f
Swiss Re Life & Health America Holding Company	0	100	f
Swiss Re Life & Health America Inc	6	100	f
Swiss Re Management Corporation	0	100	f
Swiss Reinsurance America Corporation	8	100	f
Underwriters Re Group, Inc	0	100	f
Washington International Insurance Company	6	100	f

	Share capital (CHF millions)	Affiliation in % as of 31.12.2002	Method of consolidation
Latin America			
Mexico			
Swiss Re México SA	132	100	f

Method of consolidation:

f full

e equity

* Joint venture from accounting view

	Share capital (CHF millions)	Affiliation in % as of 31.12.2002	Method of consolidation
Australia			
Swiss Re Asset Management (Australia) Ltd	0	100	f
Swiss Re Australia Ltd	16	100	f
Swiss Re Life & Health Australia Ltd	1	100	f
The Mercantile and General Reinsurance Company of Australia Ltd	10	100	f
Africa			
South Africa			
Swiss Re Asset Management (SA) Ltd	0	100	f
Swiss Re Life & Health Southern Africa Ltd	0	100	f
Swiss Re Southern Africa Ltd	2	100	f
Asia			
Hong Kong, China			
Swiss Re Asset Management (Asia) Ltd	0	100	f

17. Restructuring provision

The Property & Casualty Business Group paid CHF 17 million in redundancy benefits to employees. These costs related to the termination of certain functions in Italy following the conversion of the operating company into a branch office. Other charges of CHF 3 million were incurred in connection with this change. Both amounts were charged against the liability held for this purpose at 31 December 2001.

During 2001 the Group established a restructuring provision of CHF 70 million as part of the purchase of the reinsurance operations of Lincoln National Corporation. This did not result in a charge to net income. During 2002 CHF 32 million of this provision was utilised reflecting severance and other personnel-related costs.

Following the creation of the Financial Services Business Group, a restructuring provision of CHF 75 million was established in 2001 in respect of redundancy costs and lease abandonment. During 2002 it was determined that the provision for lease abandonment was not sufficient and this was increased by CHF 39 million. Also during 2002 expenses of CHF 60 million in respect of the lease abandonment were incurred, as were redundancy costs of CHF 14 million, which were charged against the restructuring provision.

During December 2002 the Financial Services Business Group announced that Swiss Re Capital Partner's business activities would be restructured. The business group established a provision of CHF 23 million. The provision was established to provide for severance and other personnel-related costs, and related asset charges.

2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Restructuring provision				
Balance as of 1 January	36	70	75	181
Increase in provision			62	62
Costs incurred	−20	−32	−74	−126
Effect of foreign currency translation		−8	−11	−19
Balance as of 31 December	**16**	**30**	**52**	**98**

Report of the Group auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As auditors of the Group, we have audited the consolidated financial statements (income statement, balance sheet, statement of shareholders' equity, statement of comprehensive income, statement of cash flow and notes to the Group financial statements / pages 3 to 52) of Swiss Re Group for the year ended 31 December 2002.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the Swiss GAAP FER and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG




Michael P. Nelligan   Ray J. Kunz

Zurich, 26 March 2003

Annual report
Swiss Reinsurance Company, Zurich

Reinsurance and holding company

Swiss Reinsurance Company, Zurich, performs a dual role within the Swiss Re Group as both a reinsurance company and a holding company. The assessment of the market position, profitability and financial strength of Swiss Re's worldwide organisation must focus primarily on the consolidated financial statements.

The following commentary on the 2002 financial year of the parent company therefore complements the review of the financial year of the Swiss Re Group and is intentionally kept short.

Financial year 2002

The business year was characterised by the continuing adverse trends of world stock markets with a considerable negative impact on the investment result. The negative development of the investment result was partly offset by the release of a valuation provision. After-tax profit for the financial year based on the Swiss legal accounting regulations amounted to CHF 106 million, compared to CHF 930 million in the previous year.

Accounting policy

Swiss Reinsurance Company, Zurich, modified its accounting policy in 2002 to adapt more to the Group's valuation principles, mainly with respect to the use of average exchange rates in the income statement, accounting for property and casualty, life and health and derivative transactions. The prior-year comparative figures have not been restated. The valuation principles are described on pages 60 to 62.

Result from technical and deposit account

Net premiums written, which under the new accounting policy includes pipeline premiums, increased to CHF 15 751 million. A sizeable share is related to intra-Group business. The net result was improved by CHF 704 million to a loss of CHF 1 504 million. In 2001 an amount of CHF 1 262 million was released from the equalisation reserve, compared to a release of CHF 22 million in the current year.

The negative result from the deposit account was due largely to the implementation of the new accounting policy and the relating transition impact. This charge was offset by the release of technical provisions included in the technical account.

Investments

The investment result decreased by CHF 3 934 million to a loss of CHF 733 million. Investment income, consisting of current income and realised gains, decreased by CHF 2 446 million to CHF 3 144 million.

Investment expenses increased by CHF 1 623 million to CHF 3 272 million, due to depreciation on securities, which was substantially higher than in the previous year.

Liabilities from technical account

Liabilities from technical account rose by 14% to CHF 35 422 million. Part of this increase is related to the change in accounting policy, since all positions are reported on a gross basis for 2002. More than 90% of the liabilities are technical provisions; the remainder refers to accounts payable and cash deposits. The equalisation reserve as at 31 December 2002 amounted to CHF 412 million.

Annual report
Swiss Reinsurance Company, Zurich

Subordinated liabilities

As of 31 December 2002, the company held four perpetual subordinated liabilities totalling CHF 1 893 million. These liabilities combine elements of debt and equity, and may be included in solvency calculations.

Shareholders' equity

Shareholders' equity at 31 December 2001 amounted to CHF 10 945 million before allocation of profit. After deduction of the dividend payment of CHF 776 million and the inclusion of the profit for the financial year 2002, shareholders' equity equalled CHF 10 287 million at year-end 2002.

The nominal share capital of the company amounted to CHF 32 million on 31 December 2002.

Income statement
Swiss Reinsurance Company, Zurich

For the years ended 31 December

CHF millions	Notes	2001	2002
Technical account	1		
Premiums earned		10 950	**14 189**
Claims incurred		−11 163	**−9 900**
Change in future policy reserves		−757	**−1 671**
Change in equalisation reserve		1 262	**22**
Commissions incurred		−2 322	**−3 747**
Other technical result		198	**410**
Operating expenses		−1 116	**−1 140**
Allocated investment return		740	**600**
Result from technical account		−2 208	**−1 237**
Result from deposit account	1	–	**−267**
Result from technical and deposit account		−2 208	**−1 504**
Investments	2		
Investment income		5 590	**3 144**
Investment expenses		−1 649	**−3 272**
Allocated investment return		−740	**−605**
Investment result		3 201	**−733**
Other income and expenses	3		
Other interest income		37	**22**
Other interest expenses		−221	**−158**
Other income and expenses		137	**2 603**
Result from other income and expenses		−47	**2 467**
Income before tax		946	**230**
Tax		−16	**−124**
Net income		930	**106**

The accompanying notes are an integral part of the financial statements.

Balance sheet
Swiss Reinsurance Company, Zurich

As of 31 December

Assets

CHF millions	2001	2002
Investments		
Land and buildings	1 278	**1 195**
Investments in subsidiaries and affiliated companies	19 406	**17 099**
Loans to subsidiaries and affiliated companies	3 421	**3 007**
Mortgages and loans	652	**685**
Equity securities	6 858	**6 391**
Fixed-income securities	6 699	**6 380**
Short-term investments	1 600	**819**
Assets in derivative financial instruments	0	**681**
Total investments	39 914	**36 257**
Assets from technical and deposit account		
Debtors from technical account	3 021	**6 062**
Deposits from technical account	4 928	**6 748**
Other assets from technical account	660	**1 054**
Debtors from deposit account	–	**652**
Deposits from deposit account	–	**331**
Total assets from technical and deposit account	8 609	**14 847**
Other assets		
Other debtors	1 200	**750**
Cash at bank and in hand	639	**341**
Intangible assets	94	**117**
Tangible assets	941	**843**
Other assets and accruals	196	**131**
Total other assets	3 070	**2 182**
Total assets	51 593	**53 286**

Liabilities

CHF millions	Notes	2001	2002
Liabilities	4		
Liabilities from technical and deposit account		31 022	**36 637**
Other provisions		3 966	**748**
Debts		4 220	**3 175**
Liabilities from derivative financial instruments		610	**1 281**
Other liabilities		561	**976**
Accruals and deferred income		269	**182**
Total liabilities		40 648	**42 999**

Shareholders' equity

CHF millions	Notes	2001	2002
Shareholders' equity	5		
Share capital		32	**32**
Reserve for own shares		218	**137**
Other legal reserves		650	**650**
Other reserves		9 102	**9 346**
Retained earnings brought forward		13	**16**
Profit for the financial year		930	**106**
Total shareholders' equity		10 945	**10 287**
Total liabilities and shareholders' equity		51 593	**53 286**

The accompanying notes are an integral part of the financial statements.

Notes
Swiss Reinsurance Company, Zurich
Valuation principles

Basis of presentation

The income statement and the balance sheet are presented in a format which follows Swiss GAAP FER. The financial statements and the notes are prepared in accordance with the regulations of the Swiss Company Law.

Change of accounting policy

Accounting policies were modified in 2002 to be more in line with the presentation of the Group financial statements. The transition impact from the change in accounting policy is included in the 2002 income statement. Most notably, income statement items are newly reported at average exchange rates for the year. Also, reporting of property and casualty business is now congruent with Group accounting policies as is the accounting for contracts not meeting risk transfer requirements which are considered as deposit arrangements. Derivative financial instruments which are embedded in reinsurance contracts are split out and classified as investments.

Time period

The 2002 financial year comprises the accounting period from 1 January to 31 December 2002.

Valuation methods:
Income statement

The result of property and casualty business is based on actuarial estimates over the contract life. In addition to the recognition of the technical accounts as reported by the ceding companies, empirical experience is taken into consideration. The allocation to the business year is in relation to the amount of reinsurance coverage provided.

The result of life and health reinsurance is the amount that has been earned over the coverage period. Provisions for life and health business are determined by actuarial methods.

Contracts which do not meet risk transfer requirements, defined as transferring a reasonable possibility of a significant loss to the reinsurer, are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest.

The allocated investment return includes the actual investment income which can be directly attributed to the reinsurance business. In addition, it contains the investment return generated on the investments covering the technical provisions. The interest rate reflects the currency-weighted, five-year average yield on five-year government bonds.

The overall management expenses are allocated to the reinsurance business and the investment business on an imputed basis.

The taxes relate to the financial year and include taxes on income and capital as well as indirect taxes. Value-added taxes are included in the respective expense lines in the income statement. The taxes attributable to foreign branches are included on the basis of local financial statements.

Balance sheet/Assets

The following assets are stated at cost, less necessary and legally permissible depreciation:
- Land and buildings/own-use property (purchase or construction cost)
- Investments in subsidiaries and affiliated companies
- Equity securities and fixed-income securities
- Derivative financial instruments

These assets are not subject to revaluation. Discounted securities are valued at their amortised cost. The valuation rules prescribed by the Swiss insurance supervisory authority are observed.

With the exception of own-use property, tangible assets are stated at cost, less individually scheduled straight-line depreciation over their useful lives. Items of minor value are not capitalised. The same principles apply to the capitalisation of intangible assets which refer entirely to software development expenses.

The following items are stated at nominal value in the balance sheet, after deduction of known credit risks if applicable:
- Loans to subsidiaries and affiliated companies
- Mortgages and loans
- Short-term investments
- Debtors and deposits from technical and deposit account
- Cash at bank and in hand

Balance sheet/Liabilities

The technical provisions are valued in accordance with the following principles:

Premiums written relating to future periods are stated as unearned premium reserves and are normally calculated by statistical methods. The accrual of commissions is determined analogously and is reported in the position 'Other assets from technical account'.

Future policy reserves are determined on the basis of actuarially calculated present values taking experience into account.

Provisions for claims outstanding are based on information provided by clients and own estimates of expected claims experience which are drawn from empirical statistics. These include provisions for claims incurred but not reported. Unpaid insurance obligations are set aside at the full expected amount of future payment.

Provisions for profit commissions are based on contractual agreements with clients and depend on the results of reinsurance treaties.

At the direction of the Swiss insurance supervisory authority, an equalisation reserve has been established.

Other provisions are formed according to business principles and are based on estimated needs and in accordance with tax regulations. Provisions for taxation contain prospective taxes on the basis of the financial year just ended.

Cash deposits withheld from retrocession as well as debts and other liabilities are stated at redemption value. The liabilities from derivative financial instruments are valued using the same principles applied for the derivative financial instruments included under investments.

Notes
Swiss Reinsurance Company, Zurich
Valuation principles

Foreign currency translation

All items denominated in foreign currencies are translated into Swiss francs. Balance sheet figures are translated at the currency exchange rates applicable on the balance sheet date and, in the income statement, figures are stated at the average exchange rates of the year under report.

All currency differences arising either from the revaluation of the opening balance sheet, the adjustments from application of year-end and average rates or from foreign-exchange transactions are booked via a corresponding provision.

The currency exchange rates applicable for key currencies are shown on page 15.

Notes

Swiss Reinsurance Company, Zurich

Additional information on the financial statements

1. Result from technical and deposit account

CHF millions	Gross	Retro	2001 Net	**Gross**	**Retro**	**2002 Net**
Premiums written	12 367	−952	11 415	**17 198**	**−1 447**	**15 751**
Change in unearned premium reserves	−463	−2	−465	**−1 571**	**9**	**−1 562**
Premiums earned	11 904	−954	10 950	**15 627**	**−1 438**	**14 189**
Claims paid	−6 781	687	−6 094	**−4 851**	**636**	**−4 215**
Change in provisions for claims outstanding	−6 025	956	−5 069	**−6 091**	**406**	**−5 685**
Claims incurred	−12 806	1 643	−11 163	**−10 942**	**1 042**	**−9 900**
Change of future policy reserves	−487	−270	−757	**−1 491**	**−180**	**−1 671**
Change in equalisation reserve	1 262	–	1 262	**22**	**–**	**22**
Fixed commissions	−2 513	347	−2 166	**−3 465**	**203**	**−3 262**
Profit commissions	−170	14	−156	**−497**	**12**	**−485**
Commissions incurred	−2 683	361	−2 322	**−3 962**	**215**	**−3 747**
Other technical income and expenses	−1	−1	−2	**19**	**−53**	**−34**
Result from cash deposits	221	−21	200	**457**	**−13**	**444**
Other technical result	220	−22	198	**476**	**−66**	**410**
Operating expenses			−1 116			**−1 140**
Allocated investment return			740			**600**
Result from technical account			−2 208			**−1 237**
Result from deposit account			–			**−267**
Result from technical and deposit account[1]			−2 208			**−1 504**

[1] 2002 including transition impact of CHF −40 million

Notes

Swiss Reinsurance Company, Zurich

Additional information on the financial statements (continued)

2. Result from investments

CHF millions	2001	2002
Income from land and buildings	96	**98**
Income from subsidiaries and affiliated companies	949	**614**
Income from equity securities	141	**139**
Income from fixed-income securities, mortgages and loans	389	**354**
Income from short-term investments	24	**27**
Income from investment services	–	**1**
Realised gains on sale of investments	3 991	**1 911**
Investment income	5 590	**3 144**
Investment management expenses	–74	**–182**
Valuation adjustments on investments	–1 111	**–2 248**
Realised losses on sale of investments	–464	**–842**
Investment expenses	–1 649	**–3 272**
Allocated investment return	–740	**–605**
Investment result[2]	3 201	**–733**

[2] 2002 including transition impact of CHF –163 million

3. Other income and expenses

CHF millions	2001	2002
Other interest income	37	**22**
Other interest expenses	–221	**–158**
Other income	297	**3 459**
Other expenses	–160	**–856**
Total other income and expenses	–47	**2 467**

4. Liabilities

Liabilities from technical account

			2001			2002
CHF millions	Gross	Retro	Net	**Gross**	**Retro**	**Net**
Payables from technical account	1 717	219	1 936	**1 397**	**330**	**1 727**
Cash deposits withheld from retrocession	–	302	302	**–**	**226**	**226**
Unearned premium reserves	2 797	–15	2 782	**3 955**	**–22**	**3 933**
Future policy reserves	3 295	55	3 350	**4 181**	**194**	**4 375**
Provisions for claims outstanding	23 434	–1 303	22 131	**26 282**	**–1 678**	**24 604**
Provisions for profit commissions	88	–1	87	**146**	**–1**	**145**
Equalisation reserve	434	–	434	**412**	**–**	**412**
Liabilities from technical account	31 765	–743	31 022	**36 373**	**–951**	**35 422**

Liabilities from deposit account

CHF millions	2001	2002
Payables from deposit account	–	**1 147**
Deposits from deposit account	–	**68**
Total liabilities from deposit account	–	**1 215**

Debts

CHF millions	2001	2002
Amounts owed to banks	2	**1**
Debentures	2 412	**2 393**
Loans	1 806	**781**
Total debts	4 220	**3 175**

5. Shareholders' equity

Change in shareholders' equity

CHF millions	2001	2002
Shareholders' equity on 31 December (previous year)	6 839	**10 945**
Dividend paid for the previous year	–713	**–776**
Capital repayment	–117	**–**
Capital increase including premium	4 006	**12**
Profit for the financial year	930	**106**
Shareholders' equity on 31 December before allocation of profit	10 945	**10 287**
Dividend payment	– 776	**–310**[1]
Shareholders' equity on 31 December after allocation of profit	10 169	**9 977**

[1] Board of Directors' proposal to the Annual General Meeting of 12 May 2003

Source of shareholders' equity (after allocation of profit)

CHF millions	2001	2002
From nominal capital, less capital repayment	32	**32**
From share premium	5 757	**5 769**
From profit allocation	4 081	**3 877**
From other allocations	299	**299**
Shareholders' equity on 31 December after allocation of profit	10 169	**9 977**

Notes
Swiss Reinsurance Company, Zurich
Additional information on the financial statements (continued)

Contingent liabilities

Contingent liabilities, mainly towards Group companies, amounted on 31 December 2002 to CHF 3 181 million (2001: CHF 2 272 million). In addition there were 24 unlimited guarantees; 20 of these are for obligations of Group companies. No payments are expected under these guarantees.

Leasing commitments

CHF millions	2001	2002
Remaining contract term up to 1 year	0	**1**
Remaining contract term up to 5 years	4	**13**
Remaining contract term more than 5 years	4	**2**

These off-balance sheet commitments pertain primarily to office and apartment space rented by the company. The amounts are shown for the non-cancellable contract period only.

Security deposits

To secure the technical provisions on the 2002 balance sheet date, securities in the amount of CHF 4 752 million were deposited in favour of ceding companies (2001: CHF 2 579 million).

Fire insurance value of tangible assets

The insurance value of tangible assets, comprising the real estate portfolio and other tangible assets, amounted on 31 December 2002 to CHF 2 554 million (2001: CHF 2 644 million).

Obligations towards employee pension funds

The current account obligations towards employee pension funds amounted to CHF 220 million on the 2002 balance sheet date (2001: CHF 49 million).

Bonds

The company has the following outstanding bonds:
3¾% interest, CHF 500 million, 2 July 1997–2007
3¾% interest, CHF 600 million, perpetual from 15 June 1999 but no less than 12 years.
These bonds are included in the item debts.

Investments in subsidiaries

Details on the Swiss Re Group's subsidiaries are to be found on pages 48 to 51.

Own shares Swiss Re Group

Own shares held by the Swiss Re Group are stated on page 30.

Claims on and obligations towards Group companies

CHF millions	2001	2002
Deposits from technical and deposit account	2 676	**4 261**
Debtors	4 131	**2 937**
Deposits retained from ceded reinsurance business	287	**167**
Other liabilities	2 433	**1 160**

Other provisions

This item contains provisions for taxation in the amount of CHF 81 million (2001: CHF 94 million) and other provisions totalling CHF 667 million (2001: CHF 3 872 million). Other provisions include a provision for currency fluctuations of CHF 450 million. A financial provision of CHF 3 165 million was released in 2002. This provision was established in 1999 in connection with a realised gain on group internal restructuring of participations.

Debts, liabilities from derivative financial instruments and other liabilities

These commitments contain long-term liabilities in the amount of CHF 3 838 million (2001: CHF 4 609 million) which include subordinated liabilities of CHF 1 893 million (2001: CHF 1 912 million), and short-term liabilities amounting to CHF 1 594 million (2001: CHF 782 million).

Conditional capital

The Annual General Meeting on 31 May 2001 approved the creation of conditional capital as follows: an amount of CHF 900 000 for conversion rights and warrants granted in connection with bonds and similar financial instruments issued by the company or by Group companies; and an amount of CHF 700 000 for employee participation purposes of which, as per 31 December 2002, CHF 36 948 was issued (2001: CHF 17 973).

Change in undisclosed reserves

The undisclosed reserves on investments in securities and participations, as the difference between cost or lower market valuation and the book values, and other financial provisions decreased by a net amount of CHF 3 654 million in the year under report.

Major shareholders

Capital Group Companies Inc., Los Angeles, informed the SWX Swiss Exchange on 24 June 2002 that it holds 5.06% of Swiss Re's voting rights on behalf of funds and clients. As no more information about these shareholders is available, Swiss Re is unable to track, on its own, changes in Capital Group's holdings.

Personnel information

Swiss Reinsurance Company, Zurich, employed a staff of 2 941 on the balance sheet date (2001: 2 831). Personnel expenses for the 2002 financial year amounted to CHF 870 million (2001: CHF 775 million).

Proposal for allocation of profit

The Annual General Meeting to be held in Zurich on 12 May 2003 has at its disposal the following profit:

in CHF	2001	**2002**
Retained earnings brought forward from previous year	12 738 328	**16 405 444**
Profit for the financial year	929 594 286	**105 502 459**
Disposable profit	942 332 614	**121 907 903**

	Number of registered shares	Nominal capital in CHF
Share structure		
For the financial year 2002		
– eligible for dividend	310 379 068	31 037 907
– not eligible for dividend	11 678 802	1 167 880
Total shares issued	**322 057 870**	**32 205 787**

The Board of Directors proposes to the Annual General Meeting to allocate this profit as follows:

in CHF	2001	**2002**
Dividend	775 927 170	**310 379 068**
Withdrawal from reserves	–	**–195 000 000**
Allocation to reserves	150 000 000	**–**
Balance carried forward	16 405 444	**6 528 835**
Disposable profit	942 332 614	**121 907 903**

Dividend

If the Board of Directors' proposal for allocation of profit is accepted, a dividend of CHF 1.00 per share will be paid.

After deduction of the Federal Withholding Tax of 35%, the dividend will be paid from 15 May 2003 by means of a dividend order to shareholders recorded in the Share Register or to their deposit banks.

Zurich, 26 March 2003

Report of the statutory auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes/pages 57 to 67) of Swiss Reinsurance Company for the year ended 31 December 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Association.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG




Michael P. Nelligan   Ray J. Kunz

Zurich, 26 March 2003

Financial years 1997–2002

CHF millions	1997	1998	1999	2000	2001	**2002**
Income statement						
Revenues						
Premiums earned	15 862	16 727	18 051	22 081	25 219	**29 058**
Net investment income	2 995	3 131	3 846	4 802	5 765	**5 507**
Net realised investment gains/losses	1 281	2 509	3 588	4 275	2 665	**–515**
Other revenues	143	286	246	395	455	**365**
Total revenues	20 281	22 653	25 731	31 553	34 104	**34 415**
Expenses						
Claims and claim adjustment expenses	–8 057	–8 514	–9 333	–12 153	–16 266	**–14 485**
Life and health benefits	–4 185	–4 881	–6 200	–7 478	–8 532	**–10 084**
Acquisition costs	–3 767	–3 661	–3 973	–4 883	–5 658	**–6 220**
Amortisation of goodwill	–75	–91	–211	–310	–368	**–350**
Other operating costs and expenses	–1 940	–2 698	–2 785	–3 074	–3 384	**–3 240**
Total expenses	–18 024	–19 845	–22 502	–27 898	–34 208	**–34 379**
Income/loss before income tax expense	2 257	2 808	3 229	3 655	–104	**36**
Income tax expense	–480	–647	–783	–689	–61	**–127**
Net income/loss on ordinary activities	1 777	2 161	2 446	2 966	–165	**–91**
Extraordinary income			450			
Extraordinary charges			–450			
Net income/loss	1 777	2 161	2 446	2 966	–165	**–91**
Balance sheet						
Assets						
Investments	62 725	69 589	85 684	89 584	95 888	**86 728**
Other assets	28 657	38 748	44 516	53 056	74 342	**75 129**
Total assets	91 382	108 337	130 200	142 640	170 230	**161 857**
Liabilities						
Unpaid claims and claim adjustment expenses	41 876	45 866	54 072	59 600	68 618	**62 652**
Liabilities for life and health policy benefits	9 963	15 143	23 279	29 300	41 370	**37 269**
Unearned premiums	3 691	3 174	4 251	6 131	6 399	**6 754**
Other liabilities	13 757	19 142	18 819	19 764	24 200	**32 833**
Long-term debt	3 921	5 049	4 947	5 058	7 045	**5 663**
Total liabilities	73 208	88 374	105 368	119 853	147 632	**145 171**
Shareholders' equity	18 174	19 963	24 832	22 787	22 598	**16 686**
Earnings/losses per share in CHF	5.90*	7.35*	8.55*	10.39*	–0.57	**–0.29**

*Adjusted by 20-for-1 share split

Share statistics

Key share data

	1997	1998	1999	2000	2001	**2002**	**2003[2]**
Number of shares issued	300 866 020	294 619 020	294 619 020	293 166 020	321 868 120	**322 057 870**	**322 057 870**
– of which reserved for corporate purposes	8 462 800	8 462 800	8 462 800	8 293 560	7 942 280	**7 942 280**	**7 942 280**
– of which reserved to underlie the convertible bond					3 736 522	**3 736 522**	**3 736 522**
Number of shares entitled to dividend	292 403 220	286 156 220	286 156 220	284 872 460	310 189 318	**310 379 068**	**310 379 068**
Dividend paid per share in CHF	1.50	2.20	2.40	2.50	2.50	**2.50**	**1.00[4]**
Net income per share (EPS)[1] in CHF	5.90	7.35	8.55	10.39	–0.57	**–0.29**	
Equity per share[1] in CHF	62.15	69.75	86.80	80.05	72.85	**52.86**	
Price per share in CHF							
– year-end	136.60	179.05	163.55	194.25	167.00	**90.70**	**70.00**
– year high	137.25	207.25	192.40	196.25	200.15	**171.25**	**108.00**
– year low	67.30	101.30	136.00	127.55	114.00	**70.10**	**49.60**
Average daily trading volume in CHF millions	131	168	129	133	167	**166**	**124**
Stock market capitalisation[3] in CHF millions	39 942	51 236	46 801	55 336	51 802	**28 151**	**21 727**

The figures 1997–2000 have been adjusted by the 20-for-1 share split in 2001
[1] Per share entitled to dividend
[2] All data as of 19 March 2003
[3] Based on shares entitled to dividend
[4] Subject to approval at the Annual General Meeting of 12 May 2003

Shareholder structure

Data as of 31 December 2002	Shareholders	%	Shares	%
Registered shares				
1 – 200	25 213	45.2	2 972 853	0.9
201 – 2 000	25 043	45.0	16 674 929	5.4
2 001 – 20 000	4 832	8.7	26 889 455	8.7
20 001 – 100 000	469	0.8	20 130 020	6.5
Over 100 000	163	0.3	132 069 948	42.5
Total number of registered shares	55 720	100.0	198 737 205	64.0
Number of unregistered shares			111 641 863	36.0
Number of shares entitled to dividend			**310 379 068**	**100.0**

Stock exchange listing

Swiss Re shares are listed on the main board of the SWX Swiss Exchange and traded on the virt-x under the symbol "RUKN". In addition, on 1 February 1996, an American Depositary Receipts programme (ADR level I, over-the-counter) was launched together with Morgan Guaranty Trust Company of New York. One ADR corresponds to one Swiss Re share.

Ticker symbols	Bloomberg	Telekurs	Reuters
Share	RUKN VX	RUKN	RUKZn.S
ADR, Level 1	SWCEY US	SWCEY	

Information

Contact addresses

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
E-mail Karl_Haas@swissre.com

Investor Relations
Stefan Senn, Andreas Leu
Telephone +41 43 285 4444
Fax +41 43 285 5555
E-mail investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
E-mail Henner_Alms@swissre.com

Important dates

12 May 2003
139th Annual General Meeting

15 May 2003
Payment of dividend

29 August 2003
Interim Report

14 May 2004
140th Annual General Meeting

Original version in English.

The Annual Report 2002 is also available in German and French.

The web version of the Annual Report 2002 is available in English at www.swissre.com/annualreport.

The *Annual Report 2002 summary* is available in English, German, French, Italian, Spanish and Portuguese.

© 2003
Swiss Reinsurance Company
Zurich

Title
Annual Report 2002

Editing and translation
Corporate Communications, Investor Relations and Group Language Services

Text harmonisation
Michael Kaplan, Prospero, Edinburgh

Design
Compostella & Perrot, Zollikon

Lithography and print by
NZZ Fretz AG, Schlieren

Order no.
1490793_03_en

CC, 3/03, 18 000 en

Annual Report 2002
Financial Statements

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich
Switzerland
Telephone +41 43 285 2121
Fax +41 43 285 5493
publications@swissre.com

Swiss Re publications can
also be downloaded from
www.swissre.com

Swiss Re



Annual Report 2002
Summary


03 APR 29 AM 7:21

Swiss Re at a glance

Swiss Re – a global company

Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863.

Through its three business groups Property & Casualty, Life & Health and Financial Services, Swiss Re offers a wide variety of products to manage capital and risk. Traditional reinsurance products, including a broad range of property and casualty as well as life and health covers and related services, are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management.

Growth and diversification strategy since 1993

Premiums earned


CHF millions
30000
25000
20000
15000
10000
5000
0
9%
10%
10%
35% 39%
19% 15% 18% 20% 32% 31% 39% 38%
81% 85% 82% 80% 68% 69% 61% 52% 55% 52%
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
Property & Casualty
Life & Health
Financial Services

Net income/loss


CHF millions
3000
2500
2000
1500
1000
500
0
545 932 1101 1459 1777 2161 2446 2966 −165 −91
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Return on investment


10%
8%
6%
4%
2%
0%
6.6 6.1 6.8 7.0 7.4 8.5 8.8 9.7 8.0 4.7
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Return on equity


15%
12%
9%
6%
3%
0%
7.4 8.7 12.7 13.8 11.8* 11.3* 10.9 11.9 −0.7 −0.5
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

* Net income divided by average of shareholders' equity (1996 estimated)

The figures from 1993 until 1996 (1998 for return on investment) represent the previously applied accounting policy and the former Group structure.

News 2002

- 15% increase in premiums thanks to attractive market conditions
- Net loss of CHF 91 million in adverse financial environment
- Proposed reduction in dividend to CHF 1.00 per share
- Property & Casualty hit combined ratio target of 104%
- Life & Health return on operating revenues over 9% for fourth consecutive year
- Administrative costs declined despite strong growth of business

Key figures

CHF millions unless otherwise stated	2001	2002	Change in %
Group			
Gross premiums written	28 471	**32 685**	15
Premiums earned	25 219	**29 058**	15
Net income/loss	−165	**−91**	45
Earnings/losses per share in CHF	−0.57	**−0.29**	49
Dividend per share in CHF	2.50	**1.00***	−60
Shareholders' equity	22 598	**16 686**	−26
Return on investment	8.0%	**4.7%**	
Return on equity	−0.7%	**−0.5%**	
Number of employees	8 623	**8 287**	−4
– of which in Switzerland	2 831	**2 941**	4

*Subject to approval at the Annual General Meeting of 12 May 2003

CHF millions unless otherwise stated	2001	2002	Change in %
Property & Casualty			
Premiums earned	13 846	**15 059**	9
Combined ratio	124%	**104%**	
– excluding changes in equalisation reserves	128%	**104%**	
Life & Health			
Premiums earned	8 922	**11 275**	26
Operating revenues	12 310	**14 751**	20
Return on operating revenues	9.5%	**9.1%**	
Financial Services			
Premiums earned	2 451	**2 724**	11
Total revenues	3 801	**3 580**	−6
Return on total revenues	−24.5%	**−17.7%**	

Share performance

Market information as of 19 March 2003	
Share price in CHF	70.00
Market capitalisation in CHF million	21 727
Number of shares entitled to dividend	310 379 068

Performance	1993–19 March 2003 (pa)	2002
Swiss Re	12.8%	−44.9%
Swiss Performance Index	9.0%	−26.0%
DJ Stoxx Insurance Index	2.2%	−51.2%


Share price in CHF (logarithmic scale)
Annual performance in %
200
100
50
20
100
75
50
25
0
−25
−50
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
Swiss Re
Swiss Performance Index
DJ Stoxx Insurance Index
* Year to 19 March 2003

Chairman and CEO letter

Fellow shareholders, colleagues, ladies and gentlemen

2002 produced a disappointing result for Swiss Re. Strong performance improvements in our property and casualty business were more than offset by asset impairments resulting from the decline in the world's equity markets, leading to an overall loss of CHF 91 million. This compared to a loss of CHF 165 million in 2001, which was of course severely impacted by the 11 September event. In view of this second consecutive year of incurring a loss, the Board of Directors will propose to the Annual General Meeting on 12 May 2003 a reduced dividend of CHF 1.00 per share.

The most significant item affecting the 2002 result was the decline in net realised investment gains/losses of CHF 3.2 billion due primarily to impairments on equities. In order to deal with the three-year decline in equity markets, Swiss Re has reduced its exposure to equities from over 30% in 2000 to less than 10% currently, net of hedges. In June 2002, we commenced a programme of hedging transactions which created a gain of CHF 576 million, offsetting part of the loss from impairments. Significantly lower interest rates also had a negative impact on current income from the fixed-interest portfolio. The poor performance of equity markets led to a charge to our life insurance portfolio of CHF 280 million in respect of guarantees on certain life policies in the US. Notable insurance losses included the summer floods in central and eastern Europe, which cost CHF 204 million, and claims arising from credit and risk solutions business written in prior years.

At the operational level, there were many pleasing developments in 2002. Net premiums earned rose to CHF 29.1 billion, an increase of 15% over the previous year. Importantly, administrative costs have declined despite the strong growth, as we achieved further operating efficiencies.

The Property & Casualty Business Group benefited from the effect of the hard market, delivering both strong growth and much improved earnings. The headline growth rate of 9% understates the actual progress achieved. Adjusted for currency exchange effects and business transfers (aviation and credit) to the Financial Services Business Group, the underlying increase was 19%. This growth was driven by higher premium rates and new business. At the same time, the business group met its target of a 104% combined ratio.

As expected, the Life & Health Business Group registered a strong increase in net premiums earned, 26%, due primarily to Lincoln Re and a continuation of robust organic growth in this sector. Despite absorbing provisions in respect of the Guaranteed Minimum Death Benefit contracts previously mentioned, it achieved a return on operating revenues in excess of 9% for the fourth consecutive year and continued to provide a stable earnings contribution.

The Financial Services Business Group increased its net premiums earned to CHF 2.7 billion, which represents an 11% rise. Adjusted for exceptional items, including the sale of NCM and the business transfers from the Property & Casualty Business Group, the increase was 31%. The result, a loss of CHF 633 million, is not satisfactory. Claims on contracts written in prior years and the decline in equity markets were the major factors contributing to the loss. Various measures have been undertaken during the last year to improve the efficiency and effectiveness of this business group, including the creation of a centralised credit risk management function and the consolidation of the private equity unit into wider asset management operations. We believe Financial Services is now well placed to benefit from the favourable business climate for its products.

The three-year decline in equity markets, coupled with the low inflation and, low interest rate economic environment which now exists across the world, is having a profound effect on our business. Balance sheets for insurers and reinsurers have become stretched. With capital in short supply, available risk capacity is being exceeded by demand, leading to significant price increases. In addition, the prospect of low investment returns means that the industry no longer has the luxury of using investment income to offset or, as happened during the bull market of the 1990s, even overcompensate for underwriting losses. If insurers are to provide a proper reward to shareholders, the industry has to sustain or further increase prices, cut costs, tighten policy conditions, intensify its loss prevention measures, and achieve combined ratios below 100% on a regular basis.

The 2002/2003 renewals demonstrated that the property and casualty market is responding to this message with rate increases for Swiss Re averaging 10% on business renewed. Policy conditions are as critical as price in producing an attractive risk portfolio. Holding fast to our requirements in terms of both price and policy conditions has led to the cancellation or replacement of more than a quarter of the business available for renewal. However, this has been replaced by contracts with improved terms and by new business accounts.

Chairman and CEO letter
(continued)

Capital constraints have also impacted life clients, albeit to a lesser extent in the important US market. Swiss Re expects to continue the profitable development of its life reinsurance book.

Swiss Re last reduced its dividend in 1906, when earnings declined by 20% following the San Francisco earthquake. In respect of business year 2002, some 96 years later, the Board will reluctantly recommend the same action. Two consecutive years of loss, caused by the 11 September tragedy in 2001, and now in 2002 by an historic three-year decline in equity markets, have created the unsatisfactory situation whereby dividends must be paid out of retained earnings rather than current income. In these circumstances, the Board believes a reduction of the dividend is in line with Swiss Re's tradition of prudent financial management. Paradoxically, the events giving rise to this situation have produced exceptional opportunities for Swiss Re's core products, and it is clear that, in today's business environment, we can put capital to work on attractive terms. Although 2003 earnings may be impacted by a smaller asset impairment charge, we are optimistic regarding future earnings prospects.

On 1 January 2003, Walter B. Kielholz was succeeded as Chief Executive Officer by John R. Coomber. Walter B. Kielholz spent six highly successful years as CEO of Swiss Re; the Board of Directors thanks him for all his efforts. We are pleased that he will be Vice Chairman and Delegate of the Board of Directors, where he will continue to use his wide knowledge and experience to serve Swiss Re.

John R. Coomber has 30 years' experience in various management functions in the company, mostly in Life & Health but also as Head of the UK operations, including executive responsibility for property and casualty business. John R. Coomber was appointed to the Executive Board in April 1995 with responsibility for the Group's Life & Health Division and, in 2001, he became Head of the newly formed Life & Health Business Group. In June 2000, he became a member of the Executive Board Committee.

On 1 April 2003, Ann F. Godbehere will take over as Chief Financial Officer from John H. Fitzpatrick, who will become Head of the Life & Health Business Group on the same date. The fact that everyone involved in this reassignment of responsibilities was already employed at Swiss Re testifies to the depth of management talent available at the company.

Swiss Re has always considered good corporate governance an essential part of managing a successful company. Our corporate governance procedures are well established and include implementation of the relevant processes, rules and regulations and the requisite control measures. Our aim is to ensure that strong ethical and human values are central to our corporate culture. In this Business Report, we have devoted a large section to corporate governance: our reporting fully complies with the guidelines of the Swiss Exchange SWX, although it is somewhat more comprehensive.

At the next Annual General Meeting, we will propose Raymund Breu and John F. Smith, Jr. for election to the Board of Directors. Raymund Breu is chief financial officer and member of the Novartis executive committee; John F. Smith, Jr. is former chief executive officer and chairman of General Motors Corporation.

It is with great sadness that we inform you of the death of Ernesto Jutzi, a long-serving member of the Executive Board and Board of Directors, on 4 September 2002 at the age of 70. Mr Jutzi played a defining role in the development of our corporation; we will always remember him fondly.

We would like to extend our sincere gratitude to our shareholders for standing by Swiss Re during these difficult times and showing confidence in us. We will do our best to reward your loyalty through more positive results in the future. We also thank our clients for their trust and their productive partnership with us.

Finally, we would like to thank our employees, who have again dedicated themselves to the company over the past year; we are most sincerely grateful for their commitment. We are confident that our endeavours will return Swiss Re to its successful path.

Zurich, 27 March 2003



Peter Forstmoser
Chairman of the Board of Directors



John R. Coomber
Chief Executive Officer

Group results

Swiss Re incurred a net loss of CHF 91 million in 2002, compared with a net loss in the prior year of CHF 165 million. This loss was primarily due to the impact of impairment charges caused by the decline in equity markets, which offset improvements in property and casualty reinsurance, and the absence of an event such as 11 September 2001.

Net premiums earned increased by 15.2% to CHF 29.1 billion. Excluding the impact of the sale of NCM and the effect of the stronger Swiss franc, the increase was 25.7%.

The Property & Casualty Business Group reported net premiums earned of CHF 15.1 billion. Adjusting for currency-exchange effects and the transfer of the credit and aviation business to the Financial Services Business Group, the increase over 2001 was 19.4%.

Premiums in the Life & Health Business Group increased by 26.4% to CHF 11.3 billion, due primarily to the acquisition of Lincoln National's reinsurance business and to growth in traditional life business in North America and the United Kingdom.

The Financial Services Business Group increased premiums earned to CHF 2.7 billion, up 11.1% from 2001. Excluding the impact of the sale of NCM, the transfer of business from the Property & Casualty Business Group and the currency-exchange effects, underlying growth was 24.3%. This was mainly due to rate increases for corporate risks.

Net current investment income declined by 4.5% from CHF 5.8 billion in 2001 to CHF 5.5 billion in 2002, mainly as a result of the stronger Swiss franc and a fall in income from the Group's equity-accounted investments. The return on investment was also affected by the decrease in interest rates.

Net realised investment losses were CHF 515 million, compared with net realised gains of CHF 2.7 billion in 2001. The main reason for the change was the net impairment charge of CHF 3.9 billion, due to the decline in equity markets, fixed-income securities, and private equity values. This impairment loss was partially offset by realised gains on investments, including gains on the sale of parts of the Group's holdings in NCM and Partner Re.

Other revenue decreased by 19.8% to CHF 365 million as a result of the sale of NCM, partially offset by a full year of revenue from Conning Corporation, which was acquired on 2 July 2001.

Claims and claim adjustment expenses and life and health benefits decreased from CHF 24.8 billion to CHF 24.6 billion, a drop of 1%. The absence of an event such as the terrorist attack of 11 September 2001 and the strengthening of the Swiss franc were the main reasons for this decrease in expenses. The decreases more than offset the impact of the growth in non-life business, increased losses in credit and surety business and increases in the Life & Health Business Group following the Lincoln Re acquisition and the loss on the guaranteed minimum death benefit business.

There was no net change to equalisation reserves in 2002, compared to a release of CHF 1.5 billion in 2001. The equalisation charge in the first half of 2002 was released in the second half of 2002 due to the losses from the floods in Germany.

The Group's non-life reserve ratio (reserves relative to premiums) at the end of 2002 was 265%, down from a currency-adjusted 322% at the end of 2001. The decrease was caused mainly by the growth in premium volume and the effect on reserves of the claims payments related to 11 September 2001.

Acquisition costs increased to CHF 6.2 billion in 2002, from CHF 5.7 billion in 2001, an increase of 9.9%. This is less than the increase in net premiums earned and is principally due to a reduction in the commission rates in property and casualty business.

Amortisation of goodwill decreased from CHF 368 million in 2001 to CHF 350 million, due to changes in currency-exchange rates.

Other operating costs and expenses declined from CHF 3.4 billion to CHF 3.2 billion, due mainly to currency-exchange effects. The increase in expenses due to the business acquired from Lincoln National was offset by the fall in expenses caused by the deconsolidation of NCM. The management expense ratio declined for the fourth year in a row, to 9.3% in 2002, from 10.8% in 2001, as the Group maintained its focus on strategic cost leadership. Expense ratios declined in the Property & Casualty Business Group from 5.1% to 4.9%, and in the Financial Services Business Group from 31.3% to 25.7%. The expense ratio in the Life & Health Business Group rose from 4.6% to 5.0%, due to the acquisition of Lincoln Re, which prior to Swiss Re's ownership had a higher expense ratio.

The tax expense in 2002 was CHF 127 million, compared to an expense of CHF 61 million in 2001. The Group tax rate is the result of current and deferred taxes in a wide range of jurisdictions.

The Group recorded a net loss of CHF 91 million, compared with a net loss of CHF 165 million in 2001. Losses per share were CHF −0.29, compared with losses per share of CHF −0.57 in 2001.

Shareholders' equity decreased from CHF 22.6 billion to CHF 16.7 billion. The main reasons for the decrease were the change in unrealised gains and losses on securities, net of deferred taxes, of CHF 3.0 billion due to continuing weakness in world stock markets in 2002, and the foreign currency revaluation impact of CHF 2.2 billion due to the strength of the Swiss franc. The 17% decline in US dollar is the principal reason for the decline in assets and liabilities.

Income reconciliation

The following table reconciles the income from Swiss Re's business groups and the operations of its Corporate Centre with Group consolidated net income/loss before tax.

CHF millions	2001	2002	Change in %
Business groups' operating income/loss			
Property & Casualty	281	**309**	10
Life & Health	1 682	**1 316**	−22
Financial Services	−932	**−633**	32
Total business group operating income	1 031	**992**	−4
Corporate Centre expenses	−450	**−437**	−3
Items excluded from the business groups:			
Net realised investment gains	131	**259**	98
Amortisation of goodwill	−368	**−350**	−5
Other income/expenses	−448	**−428**	−4
Net income/loss before tax	−104	**36**	

Net realised investment gains/losses on certain financial instruments including own shares; amortisation of goodwill; and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded when assessing the performance of each business group.

Investments

Swiss Re generates substantial cash flows which it invests in a well-diversified portfolio of bonds, stocks, real estate and cash. The diversification of the portfolio is designed in such a way that adverse movements in one market are mitigated by favourable movements in other markets to reduce the overall risk of the portfolio. Within Swiss Re's overall policy of diversification, the company manages its portfolio to take into account significant trends in the different investment markets.

2002 was characterised by two key developments: the significant decline in the equity markets, particularly in the second half of the year; and the positive performance of the bond markets, where the Group has more than two-thirds of its portfolio invested.

In the first half of 2002, investor confidence was eroded by a stream of bankruptcies and accounting scandals. This led to a first correction in equity prices. In the second half of 2002, risk aversion, coupled with geopolitical threats, prompted institutional and private investors to reduce their equity holdings even further, exerting renewed downward price pressure. Overall, the major stock markets declined between 17% and 34% in value during 2002, with most of the losses being posted in the second half of the year. The euro zone suffered the greatest loss, followed by Switzerland and the US.
In relative terms, most Asian markets performed significantly better.

Investments by currency as of 31 December 2002



USD	55.4%
EUR	21.2%
GBP	9.3%
CHF	4.9%
CAD	5.0%
Other	4.2%
Total	CHF 86 728 million

Swiss Re's equity position, which is marked to market in the balance sheet, was negatively affected by this market weakness. A significant portion of this market decline negatively affected the income statement as it was considered a non-temporary adjustment of valuation levels. Total impairments charged to the income statement amounted to CHF 3.9 billion, CHF 0.9 billion in the first half-year and CHF 3.0 billion in the second half-year.

Since early in 2000, when equity markets peaked, Swiss Re has significantly reduced its exposure to equities from 34% of the portfolio in December 1999 to 18% by mid-year 2002. In June 2002, Swiss Re hedged a considerable portion of its remaining equity exposure by means of buying puts and selling calls, thus partly protecting itself from the impact of the ensuing equity downturn. At the same time, the equity portfolio was reduced further to reflect Swiss Re's revised risk/ return assessment. The actions resulted in significant net realised gains from equity sales of CHF 1 billion, and significant gains on the equity hedges of CHF 0.6 billion.

The sharp decline of stock markets had a positive impact on bond markets, as funds were reallocated from equities to fixed-income securities. The risk aversion that had depressed equity markets also triggered a widening of spreads on corporate bonds. Government bonds rallied to very high levels and yields fell to long-term lows. The resulting increase in the value of the bond portfolio was CHF 3.0 billion. However, this increased value is not recognised in Swiss Re's income statement or shareholders' equity, unless the bonds are sold. Realised gains on bonds for the year amounted to CHF 1.3 billion.

Investments decreased from CHF 96 billion to CHF 87 billion in 2002. The significant decline of the US dollar against the Swiss franc and the equity downturn far outweighed the positive cash flow and gains on the bond portfolio. At 31 December 2002, equities accounted for CHF 12.3 billion, or 14% of investments, compared to 20% in the prior year. The net equity risk was significantly lower at 9%. At 31 December 2002, fixed-income investments, including fixed-income securities, mortgages and other loans as well as short-term investments, represented 81% of the portfolio, compared to 75% in the prior year. Other investments, comprising of investment real estate and other invested assets, remained stable at 5%.

Allocation of investments as of 31 December 2002



Fixed-income investments	80.8%
Equity securities*	14.1%
Other investments	5.1%
Total	CHF 86 728 million

* Net of hedges, equities are 9.1%

The return on investment is 4.7%, compared with 8.0% in the prior period; the difference mainly reflects the impairments on equities and, to a lesser extent, lower realised gains and the lower yield on fixed-income investments.

Capital management

Despite the decrease in its shareholders' equity in 2002, Swiss Re continues to be very strongly capitalised and is committed to maintaining its financial strength.

Swiss Re's reported shareholders' equity was affected by the fall in the stock markets and the decline in the value of the US dollar in 2002.

While there has been a reduction in the company's book equity, the exposures to both stocks and US dollar underwriting risk denominated in Swiss francs have also declined. Swiss Re actively reduced its risk profile during 2002. From a risk perspective, the combination of these factors more than compensates for the decline in shareholders' equity.

Despite lowering Swiss Re's ratings, the rating agencies continue to assess Swiss Re's capitalisation as very strong and acknowledge the company's excellent diversification and historically conservative reserving.

The decline in capital has affected many (re)insurers even more significantly than Swiss Re, and the rating agencies have therefore reduced many of Swiss Re's clients' and competitors' ratings. These circumstances have prompted a "flight to quality" and are producing excellent opportunities for Swiss Re's core business.

In order to take advantage of these opportunities, Swiss Re is committed to continuing the prudent management of its capital and to maintaining its superior financial strength for the benefit of its clients. Swiss Re believes that a strategy of maintaining a superior balance sheet strength will maximise value for the company's shareholders. Two consecutive years of loss caused by the 11 September 2001 tragedy, and now in 2002 by a historic three-year decline in equity markets, have created the unsatisfactory situation whereby dividends must be paid out of capital rather than income. In these circumstances the Board believes some reduction of dividend is in line with Swiss Re's tradition of prudent financial management.

Therefore, the Board of Directors will propose to the Annual General Meeting a reduction in the dividend to CHF 1.00 per share.

Swiss Re's USD 2 billion European Medium Term Notes (EMTN) programme was successfully renewed during 2002. The aggregate face value of European medium term notes outstanding at the end of 2002 was equivalent to USD 975 million.

Syndicated loans totalling CHF 458 million matured in March 2002. These loans had been taken up to finance the acquisition of the former Uniorias in Italy in early 1997, and were repaid in 2002. Swiss Re had no other maturities or issues of long-term financial debt or hybrid capital.

In late summer 2002, Swiss Re successfully approached the market to renew an existing USD 2.5 billion syndicated credit line, first closed in 1999. The banks reaffirmed their commitment to Swiss Re and showed interest in maintaining a strong relationship. In October 2002, Swiss Re signed a new USD 3.5 billion syndicated letter of credit facility. Swiss Re's ability to market these two facilities simultaneously – with a material oversubscription for the syndicated letter of credit facility – demonstrates its continued excellent creditworthiness in a difficult environment.

Funded business

As part of its strategic ambitions to provide risk management solutions to its clients, Swiss Re may purchase assets with borrowed funds. This type of business generates new revenue sources whilst enhancing value for clients. Funded structures allow Swiss Re to access familiar risk classes at more attractive rates of return than would be available on an unfunded basis.

Funded business is disclosed as separate line items 'Financial services assets and liabilities' in the balance sheet. The funding is just a means of accessing a desired category of risk without significantly affecting the financial market risk profile of the company. Therefore 'Financial services assets and liabilities' are structured with the intention of creating assets and liabilities that generate offsetting foreign-exchange and interest-rate risks. Group Capital Management coordinates funded business activities throughout the Group. Currently, the main contributor is the Advisory & Capital Markets unit of the Financial Services Business Group.

Long-term debt that is strictly used for funded business is classified as operational debt. During 2002, Swiss Re took advantage of opportunities to issue medium and long-term operational debt. The aggregate value of European Medium Term Notes issued in 2002, maturing after the fiscal year 2003, was the equivalent of EUR 34 million, with a weighted average maturity of 3.5 years. Operational long-term debt raised under Payment Undertaking Agreements in 2002 totalled USD 487 million, with a weighted average maturity exceeding 12 years. All interest-rate and currency risk for operational debt is hedged to a three-month Libor benchmark.

Financial years 1997–2002

CHF millions	1997	1998	1999	2000	2001	**2002**
Income statement						
Revenues						
Premiums earned	15 862	16 727	18 051	22 081	25 219	**29 058**
Net investment income	2 995	3 131	3 846	4 802	5 765	**5 507**
Net realised investment gains/losses	1 281	2 509	3 588	4 275	2 665	**–515**
Other revenues	143	286	246	395	455	**365**
Total revenues	20 281	22 653	25 731	31 553	34 104	**34 415**
Expenses						
Claims and claim adjustment expenses	–8 057	–8 514	–9 333	–12 153	–16 266	**–14 485**
Life and health benefits	–4 185	–4 881	–6 200	–7 478	–8 532	**–10 084**
Acquisition costs	–3 767	–3 661	–3 973	–4 883	–5 658	**–6 220**
Amortisation of goodwill	–75	–91	–211	–310	–368	**–350**
Other operating costs and expenses	–1 940	–2 698	–2 785	–3 074	–3 384	**–3 240**
Total expenses	–18 024	–19 845	–22 502	–27 898	–34 208	**–34 379**
Income/loss before income tax expense	2 257	2 808	3 229	3 655	–104	**36**
Income tax expense	–480	–647	–783	–689	–61	**–127**
Net income/loss on ordinary activities	1 777	2 161	2 446	2 966	–165	**–91**
Extraordinary income			450			
Extraordinary charges			–450			
Net income/loss	1 777	2 161	2 446	2 966	–165	**–91**
Balance sheet						
Assets						
Investments	62 725	69 589	85 684	89 584	95 888	**86 728**
Other assets	28 657	38 748	44 516	53 056	74 342	**75 129**
Total assets	91 382	108 337	130 200	142 640	170 230	**161 857**
Liabilities						
Unpaid claims and claim adjustment expenses	41 876	45 866	54 072	59 600	68 618	**62 652**
Liabilities for life and health policy benefits	9 963	15 143	23 279	29 300	41 370	**37 269**
Unearned premiums	3 691	3 174	4 251	6 131	6 399	**6 754**
Other liabilities	13 757	19 142	18 819	19 764	24 200	**32 833**
Long-term debt	3 921	5 049	4 947	5 058	7 045	**5 663**
Total liabilities	73 208	88 374	105 368	119 853	147 632	**145 171**
Shareholders' equity	18 174	19 963	24 832	22 787	22 598	**16 686**
Earnings/losses per share in CHF	5.90*	7.35*	8.55*	10.39*	–0.57	**–0.29**

* Adjusted by 20-for-1 share split

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- risks and uncertainties relating to our estimates of the losses arising from the 11 September 2001 terrorist attack in the United States;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- changes in rating agency policies or practices;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- increases in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Contact addresses

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
E-mail Karl_Haas@swissre.com

Investor Relations
Stefan Senn, Andreas Leu
Telephone +41 43 285 4444
Fax +41 43 285 5555
E-mail investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
E-mail Henner_Alms@swissre.com

Important dates

12 May 2003
139th Annual General Meeting

15 May 2003
Payment of dividend

29 August 2003
Interim Report

14 May 2004
140th Annual General Meeting

Original version in English.

The *Annual Report 2002 summary* is also available in German, French, Italian, Spanish and Portuguese.

The Annual Report 2002 is available in English, German and French.

The web version of the Annual Report 2002 is available in English at www.swissre.com/annualreport.

Annual Report 2002
Summary

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich
Switzerland
Telephone +41 43 285 2121
Fax +41 43 285 5493
publications@swissre.com

Swiss Re publications can
also be downloaded from
www.swissre.com




